UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to
FORM 20-F

☑	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended __________________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________________ to ____________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:

Extorre Gold Mines Limited

(Exact name of Registrant as specified in its charter)

Canada

 (Jurisdiction of incorporation or organization)

Suite 1660, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2

 (Address of principal executive offices)

Louis Montpellier, (604) 681-9512, Fax (604) 688-9532,
Suite 1660 – 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2

 (Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares, no par value	NYSE Amex LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  Not applicable.

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐No ☑

If this report is an annual or transition report, indicate by check mark if the Company is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☐

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☐     No ☑

Indicate by check mark whether the Company has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Company was required to submit and post such files).  Yes ☐     No ☐

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See the definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the Company has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued By the International Accounting Standards Board ☐	Other ☑

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the Company has elected to follow.  Item 17☑  Item 18☐

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐No ☐

TABLE OF CONTENTS
METRIC EQUIVALENTS		4

GLOSSARY OF MINING TERMS		4

INTRODUCTION		7

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS		8

TECHNICAL INFORMATION		8

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	10

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	11

ITEM 3.	KEY INFORMATION	11

A.	Selected Financial Data	11

B.	Capitalization and Indebtedness	15

C.	Reasons for the Offer and Use of Proceeds	15

ITEM 4.	INFORMATION ON THE COMPANY	21

A.	History and Development of the Company	21

B.	Business Overview	23

C.	Organizational Structure	24

D.	Property, Plants and Equipment	24

ITEM 4A.	UNRESOLVED STAFF COMMENTS	42

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	42

A.	Operating Results	42

B.	Liquidity and Capital Resources	45

C.	Research and Development, Patents and Licences, etc.	46

D.	Trend Information	46

E.	Off-Balance Sheet Arrangements	46

F.	Tabular Disclosure of Contractual Obligations	46

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	46

A.	Directors and Senior Management	46

B.	Compensation	49

C.	Board Practices	53

D.	Employees	56

E.	Share Ownership	56

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	58

A.	Major Shareholders	58

B.	Related Party Transactions	59

C.	Interests of Experts and Counsel	59

ITEM 8.	FINANCIAL INFORMATION	59

A.	Consolidated Statements and Other Financial Information	59

B.	Significant Changes	60

ITEM 9.	THE OFFER AND LISTING	60

A.	Offer and Listing Details	60

B.	Plan of Distribution	61

C.	Markets	61

D.	Selling Shareholders	61

E.	Dilution	61

F.	Expenses of the Issue	61

ITEM 10.	ADDITIONAL INFORMATION	61

A.	Share Capital	61

B.	Memorandum and Articles of Association	62

C.	Material Contracts	66

D.	Exchange Controls	68

E.	Taxation	69

F.	Dividends and Paying Agents	77

G.	Statement by Experts	77

H.	Documents on Display	77

I.	Subsidiary Information	78

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	78

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	78

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	79

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	79

ITEM 15.	CONTROLS AND PROCEDURES	79

ITEM 15T.	CONTROLS AND PROCEDURES	79

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	79

ITEM 16B.	CODE OF ETHICS	79

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	79

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	79

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	79

ITEM 16F.	CHANGE IN COMPANY’S CERTIFYING ACCOUNTANT	79

ITEM 16G.	CORPORATE GOVERNANCE	79

ITEM 17.	FINANCIAL STATEMENTS	80

ITEM 18.	FINANCIAL STATEMENTS	80

ITEM 19.	EXHIBITS	81

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares (ha)	Acres	2.471
Metres (m)	Feet (ft)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne (g/t)	Ounces (troy/ton)	0.029

GLOSSARY OF MINING TERMS

SEC Industry Guide	National Instrument 43-101

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The United States Securities and Exchange Commission requires a final or full Feasibility Study to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

Mineral Reserve: The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven (Measured) Reserves: Reserves for which a quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well established.

Proven Mineral Reserve: The economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable (Indicated) Reserves: For which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Probable Mineral Reserve: The economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Alteration – Any change in the mineral composition of a rock brought about by physical or chemical means.

Andesite – A dark-colored, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase and one or more of the mafic minerals.

Assaying – Laboratory examination that determines the content or proportion of a specific metal (e.g. silver) contained within a sample.  Technique usually involves firing/smelting.

Breccia – A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Bulk Sample – A collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Carbon In Leach – A recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together. The cyanide dissolves the gold content and the gold is absorbed in the carbon. The carbon is subsequently separated from the slurry for further gold removal.

Channel Sampling – cutting a groove in a rock face or outcrop to obtain material for sampling.

Chip Sampling – Taking of small pieces rock with a pick along a line, or at random, from the width or face of an exposure or outcrop for exploration sampling.

Clastic - Fragments of minerals and rocks that have been moved individually from their places of origin.

Cut-off grade – The lowest grade of mineralized material that qualifies as reserve in a deposit.  i.e.: contributing material of the lowest assay that is included in a reserve estimate.

Diorite – An intrusive igneous rock.

Diamond Drilling – A type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip – The angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated – Where minerals occur as scattered particles in the rock.

Epithermal – Low temperature hydrothermal process or product.

Exploration – Work involved in searching for ore, usually by drilling or driving a drift.

Fault – A fracture or break in rock along which there has been movement.

Feasibility Study – A definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government and markets for mine operation. A definitive financial analysis of the mineral project taking into consideration all relevant factors which will establish the presence of a Mineral Reserve and the details of its economic viability.

Felsic – An adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Grade – The metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Hydrothermal – The products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Ignimbrite – A felsic volcanic tuff in which the fragments were welded together as the tuff cooled.

Inferred mineral resource – That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred mineral resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Indicated mineral resource – That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. Mineralization may be classified as an indicated mineral resource by the qualified person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The qualified person must recognize the importance of the indicated mineral resource category to the advancement of the feasibility of the project. An indicated mineral resource estimate is of sufficient quality to support a preliminary feasibility study which can serve as the basis for major development decisions.

Intrusion; Intrusive – Molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

Magnetometer – An instrument for detecting and measuring changes in the Earth’s magnetic field, including those in different rock formations which may indicate the presence of specific minerals.

Metallurgy – The study of the extractive processes which produce minerals from their host rocks.

Metallurgical Tests – Are scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are used as representative samples of the mineralization for this test work.

Mineral – A naturally formed chemical element or compound having a definitive chemical composition and, usually a characteristic crystal form.

Mineralization – A natural concentration in rocks or soil of one or more metalliferous minerals.

Net Smelter Return Royalty/ NSR Royalty – A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Open Pit – A mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

Outcrop – The part of a rock formation that appears at the surface of the ground.

Oxide – A compound of oxygen with another element.

Phyllic Alteration – Hydrothermal alteration common in porphyry base-metal systems.

Porphyry – Any igneous rock in which relatively large crystals are set in a fine-grained matrix of rock.

Pyroclastic – Produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent. Applied to the rocks and rock layers as well as to the textures so formed.

Quartz – Crystalline silica; often forming veins in fractures and faults within older rocks.

Resource – A concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible.  Locations, grade, quality or quantity are estimated from specific geologic evidence.

Reverse Circulation (RC) Drilling – A type of percussion drilling where hammer force is transmitted down a length of steel drill rods to a rotating bit that breaks the rock into chips. The rock chips are forced to the surface using air or water forced down the outer chamber of a twin-walled drill rod and driven back to the surface through the inner chamber. The rock chips are then collected for analysis.

Rhyolite – A group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

Sampling – Taking a sample of rock or material in order to test and assay its mineral composition.

Sediments; Sedimentary – Rocks formed by the deposition of sediment or pertaining to the process of sedimentation.

Shear zone– A zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Silification – The in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Tuff – A general term for all consolidated pyroclastic rocks.

Stockwork – A mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can potentially be mined.

Vein – A thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics – Those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

INTRODUCTION

Extorre Gold Mines Limited was incorporated under the Canada Business Corporations Act on December 21, 2009.  We are an exploration stage company engaged principally in the acquisition, exploration and development of mineral properties located in Argentina, with a focus on the development of the Cerro Moro Project in Santa Cruz Province, Argentina.  We were incorporated in connection with a Canadian plan of arrangement, effective March 12, 2010, in which all of the shares of two wholly-owned subsidiaries of Exeter Resource Corporation (“Exeter”) holding the Argentinean mineral properties of Exeter were transferred to us together with certain working capital, and all of the shareholders of Exeter received one of our common shares for each common share of Exeter that they held on March 12, 2010 (the “Arrangement”). Our common shares are listed on the Toronto Stock Exchange in Canada under the symbol “XG”.  As used in this registration statement, the terms “we,” “us”, “our” “the Company” and “Extorre” mean Extorre Gold Mines Limited (and its subsidiaries, where applicable).

Extorre Gold Mines Limited is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As a result, we are eligible to file this registration statement pursuant to Section 12(b) of the Securities Exchange Act of 1934 Act on Form 20-F and to file interim reports on Form 6-K.

Our financial statements appearing in this registration statement are prepared in Canadian dollars and in accordance with generally accepted accounting principles in Canada, or Canadian GAAP, which vary in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP, as described in Note 15 to the consolidated financial statements for the years ended December 31, 2009 and 2008 and the statements of loss, comprehensive loss and deficit, cash flows and shareholders’ equity for the years ended December 31, 2009, 2008 and 2007.  All references in this registration statement to “dollars” or “$” are to Canadian dollars.

 Statements made in this registration statement concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms.  If we file any of these documents as an exhibit to this registration statement, you may read the document itself for a complete description of its terms.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”.  Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although we have attempted to identify important factors that could cause actual results to differ materially from expected results, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors include, among others, the following risks:

•	risks associated with project development;
•	the need for additional financing;
•	operational risks associated with mining and mineral processing;
•	fluctuations in metal prices;
•	title matters;
•	uncertainties and risks related to carrying on business in foreign countries;
•	environmental liability claims and insurance;
•	reliance on key personnel;
•	the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects;
•	the absence of dividends;
•	currency fluctuations;
•	competition;
•	dilution;
•	the volatility of our common share price and volume; and
•	tax consequences to U.S. shareholders.

You should not place undue reliance on forward looking statements. We do not undertake to update forward looking statements.

TECHNICAL INFORMATION

All of the disclosure of a scientific or technical nature regarding our mineral properties in this registration statement was derived from the “Cerro Moro Project Preliminary Economic Assessment Technical Report NI 43-101” dated December 2, 2010 (the “Cerro Moro PEA”), which was prepared by Carlos Guzman, MAusIMM on behalf of NCL Ingenieria y Construccion Ltda, and from the “Independent Technical Report (NI 43-101) – Resource Estimation for the Cerro Moro Project, Santa Cruz Province Argentina” dated May 31, 2010 (the “Cerro Moro Resource Estimation”) prepared by Cube Consulting Pty Ltd. Carlos Guzman, the author of the Cerro Moro PEA, is a “qualified person” within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Ted Coupland, the author of the Cerro Moro Resource Estimation, is a “qualified person” within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

Cautionary Note to United States Investors

The technical information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral resource estimates included herein or incorporated by reference herein have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators and the Canadian Institute of Mining and Metallurgy Classification System. National Instrument 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure (oral statements as well as written documents and websites) an issuer makes of scientific and technical information concerning mineral projects, and requires that all such disclosure be made under the supervision of a “qualified person” as defined in National Instrument 43-101. It also requires issuers to file technical reports at certain times under a prescribed format.

Canadian standards for technical information differ significantly from the requirements of the Securities and Exchange Commission; mineral resource information contained herein or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The Securities and Exchange Commission’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the Securities and Exchange Commission, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which our securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any party of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the Securities and Exchange Commission normally only permits issuers to report mineralization that does not constitute “reserves” by Securities and Exchange Commission standards as in place tonnage and grade without reference to unit measures. The requirements of National Instrument 43-101 for identification of “reserves” are also not the same as those of the Securities and Exchange Commission, and reserves reported by the Company in compliance with National Instrument 43-101 may not qualify as “reserves” under Securities and Exchange Commission standards. Accordingly, technical information concerning mineral deposits set forth or incorporated by reference herein may not be comparable with technical information made public by companies that report in accordance with United States standards.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.           Directors and Senior Management

Name	Position	Business Address

Eric Roth	President, CEO, and Director	Martin Zapata 445 Ciudad, Mendoza República ARGENTINA
Yale Simpson	Co-Chairman and Director	Suite 1660, 999 West Hastings St. Vancouver, B.C. CANADA V6C 2W2
Bryce Roxburgh	Co-Chairman and Director	Level 2 - 161 Walker Street North Sydney, NSW AUSTRALIA 2060
Robert Reynolds	Director	Level 2 - 161 Walker Street North Sydney, NSW AUSTRALIA 2060
Ignacio Celorrio	Director	Tte. Gral. Juan D. Perón 555 piso 2º [C1038AAK] Buenos Aires ARGENTINA
James Strauss	Director	73 Porchester Terrace London W2 3TT United Kingdom
George Lawton	Director	Suite 1660, 999 West Hastings St. Vancouver, B.C. CANADA V6C 2W2
Darcy Daubaras	Chief Financial Officer	Suite 1660, 999 West Hastings St. Vancouver, B.C. CANADA V6C 2W2
Cecil Bond	Vice President Finance	Suite 1660, 999 West Hastings St. Vancouver, B.C. CANADA V6C 2W2
Louis Montpellier	Vice President Corporate Development and Legal Counsel	Suite 1660, 999 West Hastings St. Vancouver, B.C. CANADA V6C 2W2
Jerry Perkins	Manager Development	Martin Zapata 445 Ciudad, Mendoza República ARGENTINA

B.	Advisers

Not applicable.

C.	Auditors

Our current auditor is PricewaterhouseCoopers LLP, PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada.  PricewaterhouseCoopers LLP is a member of the Institute of Chartered Accountants of British Columbia and is registered with the Canadian Public Accountability Board and with the United States Public Company Accounting Oversight Board.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

7300492 Canada Inc. was incorporated under the Canada Business Corporations Act on December 21, 2009. On February 5, 2010, the name of the Company was changed to Extorre Gold Mines Limited. The Company was incorporated in connection with a Canadian plan of arrangement, effective March 12, 2010, in which all of the shares of two wholly-owned subsidiaries of Exeter holding the Argentinean mineral properties of Exeter were transferred to us together with certain working capital, and all of the shareholders of Exeter received one of our common shares for each common share of Exeter that they held on March 12, 2010 (the “Arrangement”). The Company’s first year end was December 31, 2009.

The selected financial data below is derived from the audited consolidated balance sheets of Extorre Gold Mines Limited for the years ended December 31, 2009 and 2008 and the statements of loss, comprehensive loss and deficit, cash flows and shareholders’ equity for the years ended December 31, 2009, 2008 and 2007 and the unaudited interim consolidated balance sheet of Extorre Gold Mines Limited for the nine months ended September 30, 2010 and the statements of loss, comprehensive loss and deficit and cash flows for the nine months ended September 30, 2010 and 2009 (collectively the “Extorre Statements”).  These financial statements and the related notes are included in Item 17 of this registration statement. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, the application of which conforms in all material respects for the periods presented with U.S. generally accepted accounting principles, except as disclosed in Note 15 to our audited consolidated annual financial statements and Note 13 to our unaudited consolidated interim financial statements.

Pro-forma financial statements for Extorre Gold Mines Limited have not been included in this registration statement as the historical financial information that has been presented, in the form of the Extorre Statements, fully reflects the Company following completion of the Arrangement. Consequently, the exclusion of pro forma financial statements does not reduce the financial information presented.

The Extorre Statements reflect a carve-out of Estelar Resources Limited and Cognito Limited from the audited and unaudited financial statements of Exeter as if Extorre existed in its present form during the periods reported  prior to March 12, 2010.  The statements of loss, comprehensive loss and deficit for the periods include the direct general and administrative and exploration expenses of Estelar and Cognito and an allocation of Exeter’s general and administrative expenses and stock-based compensation incurred in each of these periods. The allocation of general and administrative expense was calculated on the basis of the ratio of costs incurred on the Argentine assets in each period presented as compared to the costs incurred on all mineral properties of Exeter in each of the periods. The allocation of stock-based compensation was calculated on a specific project basis for those employees or consultants assigned specifically to projects in Argentina and for all others based on the ratio of costs incurred on the Argentine assets in each period presented as compared to the costs incurred on all mineral properties of Exeter in each of the periods. Readers of these financial statements are cautioned that the allocation of expenses does not necessarily reflect future general and administrative expenses.

The opening deficit of Extorre at January 1, 2007 has been calculated by applying the same allocation principles outlined above to the cumulative transactions relating to Estelar and Cognito from the date of acquisition of those subsidiaries to December 31, 2006 and includes an allocation of Exeter’s general and administrative expenses from the date of acquisition of those subsidiaries to December 31, 2006. The allocation of general and administrative expense was calculated on the basis of the ratio of costs incurred on the Argentine assets in each prior year as compared to the costs incurred on all mineral properties of Exeter in each of those prior years.

We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future. Our present policy is to retain future earnings, if any, for use in our operations and the expansion of our business.

Selected Financial Data
(Canadian $ in 000s, except per share data)

	Nine Months Ended September 30, (unaudited)		Year Ended December 31, (audited)
	2010	2009	2009	2008	2007
Statement Of Operations And Deficit
Operating Revenues	–	–	–	–	–

Interest Income	72	–	–	–	–

Net Loss for the Period
Canadian GAAP	20,891	9,097	14,521	18,258	13,604
U.S. GAAP	20,891	9,097	14,521	18,258	13,604

Basic & Diluted Loss per common share
Canadian GAAP	(0.28)	(0.12)	(0.19)	(0.24)	(0.18)
U.S. GAAP	(0.28)	(0.12)	(0.19)	(0.24)	(0.18)

Dividends Declared(1)	–	–	–	–	–
Balance Sheet
Total Assets	57,615	N/A	4,034	3,908	N/A

Working Capital	51,734	N/A	(843)	(1,063)	N/A

Mineral Properties	3,354	N/A	3,354	3,354	N/A

Net Assets
Canadian GAAP	55,255	N/A	4,034	3,908	N/A
U.S. GAAP	55,255	N/A	4,034	3,908	N/A

Shareholders’ Equity
Canadian GAAP	55,255	N/A	2,599	2,376	N/A
U.S. GAAP	55,255	N/A	2,599	2,376	N/A

Weighted Average Number of Shares Outstanding 000’s	75,441	74,756	74,756	74,756	74,756

(1)	We have not declared any dividends on our common shares since incorporation and do not anticipate that we will do so in the foreseeable future.

Exchange Rate Information

The table below sets forth the average of the exchange rates for the Canadian dollar on the last day of each month during the period indicated, and the high and low rate of exchange for the Canadian dollar during the periods indicated.  For purposes of this table, the rate of exchange means the noon rate as published by the Bank of Canada. The table sets forth the number of Canadian dollars required under that formula to buy one U.S. dollar.

Canadian Dollar / U.S. Dollar

Year Ended December 31				Nine Months Ended September 30,
	2009	2008	2007	2010	2009
Average	1.14	1.07	1.07	1.04	1.17

	Month Ended
	February 28, 2011	January 31, 2011	December 31, 2010	November 30, 2010	October 31, 2010	September 30, 2010	August 31, 2010
High for Period	0.9955	1.0022	1.0178	1.0264	1.0320	1.0520	1.0642
Low for Period	0.9739	0.9862	0.9946	1.0013	1.0030	1.0222	1.0158

The noon rate of exchange on February 28, 2011 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was $0.9739 (CDN$1.00 = U.S.$1.0268).

Dividends

We have neither declared nor paid any dividends on our common shares. We intend to retain our earnings, if any, to finance growth and expand our operations and do not anticipate paying any dividends on our common shares in the foreseeable future.

Financial Position as at December 31, 2009

As at December 31, 2009, our current assets totalled $592,000 and current liabilities amounted to $1,435,000 and our net negative working capital was $843,000. Equity consisted of contributed surplus of $77,351,000 and deficit of $74,752,000.

Summary of Our Mineral Properties

As at December 31, 2009, our balance sheet indicates a total investment in mineral properties of $3,354,000. This total corresponds to the mineral properties in Argentina transferred from Exeter pursuant to the Arrangement with Exeter. Expenditures on exploration activities in the year ended December 31, 2009 totalled $10,532,000. Expenditures during 2009 were made primarily on drilling, assaying and geological support, and no property acquisition costs were incurred during the year.

Cash Used in Operations

Cash used in the year ended December 31, 2009 for operating activities totalled ($11,387,000) including a ($14,521,000) net loss.  Significant adjustments included: amortization of $106,000; gain on sale of equipment ($11,000); and stock based compensation of $3,039,000.  Cash used in the year ended December 31, 2008 for operating activities totalled ($15,226,000) including a ($18,258,000) net loss.  Significant adjustments included: amortization of $67,000; and stock based compensation of $2,762,000.  Cash used in the year ended December 31, 2007 for operating activities totalled ($10,720,000) including a ($13,604,000) net loss.  Significant adjustments included: amortization of $32,000; and stock based compensation of $2,914,000.

In the year ended December 31, 2009, the use of funds from investing activities of ($98,000) reflected capital purchases of $109,000 and proceeds from the sale of capital assets of $11,000.  In the year ended December 31, 2008, the use of funds from investing activities of ($113,000) reflected capital purchases of $113,000.

Capital Resources and Requirements

In connection with the Arrangement with Exeter, we received approximately $25 million in cash from Exeter after December 31, 2009. We intend to utilize our cash resources to fund planned exploration programs and for general corporate purposes.  We will be required to raise additional funds in the future to finance our ongoing operations.

Critical Accounting Policies and Estimates

Our principal accounting policies for mineral properties and deferred costs is as follows:

Mineral Property Exploration Expenditures

Mineral properties consist of exploration and mining concessions, options and contracts.  Acquisition costs are capitalized and deferred until such time as the property is put into production or the property is disposed of, either through sale or abandonment or becomes impaired. If a property is put into production the cost of acquisition will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess or loss included in operations for the period. If a property is abandoned, the acquisition costs will be written off to operations.

Recorded costs of mineral properties are not intended to reflect present or future values of the properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that changes in future conditions could require a material change in the recognized amounts.

The Company has taken steps to verify title to mineral properties in which it has an interest.  However, these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

For details of our accounting policies, please see our consolidated financial statements included under “Item 17- Financial Statements”.

Accounting policies require the application of management’s judgement in respect of the following relevant matters:

(a)
Use of Estimates – The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of estimates include accrued liabilities, the determination of the assumptions used in the calculation of stock-based compensation expense and the valuation allowance for future income tax assets. Actual results could differ from those estimates used in the financial statements.

(b)
Mineral Property Costs – We will regularly review the carrying value of each mineral property for conditions that suggest impairment. This review will require significant judgment where we do not have any proven or probable reserves that would enable an estimate of future cash flows to be compared to the carrying values. Factors considered in the assessment of impairment include, but are not limited to, whether there has been a significant decrease in market price of minerals; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value, whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding, whether exploration activities produced results that are not promising so that no more work is being planned in the foreseeable future, and whether we have funds to be able to maintain our interest in the mineral property.

(c)
Stock-Based Compensation – We provide additional compensation benefits to our employees, directors, officers and consultants through a stock-based compensation plan. The fair value of each option award will be estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is normally based on historical volatility of the stock. However, with no or limited historical share price data available, we may need to rely upon peer group data to establish volatility in the near term. We will utilize historical data to estimate the expected option term for input into the valuation model. The risk-free rate for the expected term of the applicable option is based on the Government of Canada yield curve in effect at the time of the grant.

Actual results may differ materially from the estimates based on these assumptions.

Financial Instruments

Fair Value of Financial Instruments

Current assets and current liabilities are valued at their carrying amounts on the balance sheet due to their short-term maturity.

Commodity price risk

Our ability to develop our properties and our future profitability are, amongst other things, directly related to fluctuations in the market price of certain minerals, particularly the price of gold and silver.

B.	Capitalization and Indebtedness

The table below presents our capitalization and indebtedness as of September 30, 2010 in accordance with Canadian generally accepted accounting principles. You should read this table in conjunction with Item 3, “Selected Consolidated Financial Information”, Item 5, “Operating and Financial Review and Prospects”, and Item 17 “Financial Statements”, related notes and other financial information contained elsewhere in this registration statement.

	September 30, 2010
	(unaudited)
Total indebtedness (long and short term)	2,360,000	(1)
Shareholders’ equity
Common shares, no par value
Authorized; unlimited
Issued and outstanding: 86,752,740	143,699,000
Preferred shares, no par value
Authorized; unlimited
Issued and outstanding: nil	-
Contributed surplus	7,198,000
Retained earnings (deficit)	(95,642,000)
Total shareholders’ equity	$55,255,000
Total capitalization	$57,615,000
(1)           Represents trade payables.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

All of the properties in which we have an interest are in the exploration stage only. Our securities should be considered a highly speculative investment due to the high risk nature of our business, which is the acquisition, financing, exploration and development of mining properties. The following risk factors could materially affect our business, financial condition or results of operations and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Risks Associated with Our Operations and Mineral Exploration

We have no operating history.

Although all persons who are involved in the management of the Company have had long experience in their respective fields of specialization, we have no operating history upon which prospective investors can evaluate our performance.

We operate in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative affect on our operations.

Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by us may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection. Any one or a combination of these factors may result in the Company not receiving an adequate return on our investment capital.

We have no known reserves and no economic reserves may exist on our properties, which could have a negative effect on our operations and valuation.

Despite exploration work on our mineral claims, no known bodies of commercial ore or economic deposits have been established on any of our mineral properties. In addition, we are at the exploration stage on all of our properties and substantial additional work will be required in order to determine if any economic deposits exist on our properties. We may expend substantial funds in exploring our properties only to abandon them and lose our entire expenditure on the properties if no commercial or economic quantities of minerals are found. Even if commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as content of the deposit including harmful substances, size, grade and proximity to infrastructure, as well as metal prices and the availability of power and water in sufficient supply to permit development. Most of these factors are beyond the control of the entity conducting such mineral exploration. We are an exploration stage company with no history of pre-tax profit and no income from our operations. There can be no assurance that our operations will be profitable in the future. There is no certainty that the expenditures to be made by us in the exploration of our properties will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If we are unsuccessful in our exploration efforts, we may be forced to acquire additional projects or cease operations.

We do not own certain of our properties but are required to make option payments and exploration expenditures to earn our interest. If we are unable to make the required outlays, our entire investment could be lost.

Certain of our properties are currently held under option. We have no ownership interest in these properties until we meet, where applicable, all required property expenditures, cash payments, and common share issuances. If we are unable to fulfil the requirements of these option agreements, it is likely that we would be considered in default of the agreements and the option agreements could be terminated resulting in the complete loss of all expenditures and required option payments made on the properties to that date.

We conduct mineral exploration in foreign countries which have special risks which could have a negative effect on our operations and valuation.

Our exploration operations are located in foreign countries, principally Argentina. Foreign countries can experience economic instability associated with unfavourable exchange rates, high unemployment, inflation and foreign debt. These factors could pose serious potential problems associated with our ability to raise additional capital which will be required to explore and/or develop any of our mineral properties. For example, although estimates of inflation in Argentina vary considerably, such estimates for 2009 range from approximately 10-15%, and many such estimates project an inflation rate of approximately 20% in 2010. Inflation of this magnitude would impact the cost of carrying out our business plans in Argentina. Developing economies have additional risks, including: changes to or invalidation of government mining laws and regulations (such as the Argentinean laws and regulations discussed in Item 4.D below); expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; and lack of a stable economic climate. For example, on June 20, 2007, legislation was passed by the Provincial government, in Mendoza Argentina, prohibiting the use of chemicals typically used in the extraction of gold and other metals in the province, affecting all mining companies that use such extraction techniques, and effectively putting our Don Sixto project on hold. In addition, indigenous and community organizations can impact government mining regulations resulting in additional uncertainty. The presence or persistence of any of these conditions could have a negative effect on our operations and could lead to us being unable to exploit, or losing outright, our rights.  This would have a negative impact on the Company and the value of our securities.

Argentina’s economy has a history of instability and future instability and uncertainty could negatively effect our ability to operate in the country.

Since 1995, Argentina’s economy has suffered periods of instability, which include high inflation, capital flight, default on international debts and high government budget deficits. Results of these problems included domestic disturbances and riots, government resignations and instability in the currency and banking system. Although estimates of inflation in Argentina vary considerably, many such estimates project an inflation rate of approximately 20% in 2010. Such disorder in the future, including significant increases in the rate of inflation, could make it difficult or impossible for us to operate effectively in the country and require us to reduce or suspend our operations in Argentina.

Our operations contain significant uninsured risks which could negatively impact future profitability as we maintain no insurance against our operations.

Our exploration of our mineral properties contains certain risks, including unexpected or unusual operating conditions including rock bursts, cave-ins, flooding, fire and earthquakes. It is not always possible to insure against these risks. Should events such as these arise, they could reduce or eliminate our assets and shareholder equity as well as result in increased costs and a decline in the value of our securities. We expect to maintain only general liability and director and officer insurance but no insurance against our properties or operations. We may decide to take out this insurance in the future if it is available at economically viable rates.

We have not surveyed any of our properties, have no guarantee of clear title to our mineral properties and we could lose title and ownership of our properties which would have a negative effect on our operations and valuation.

Only a preliminary legal survey of the boundaries of some of our properties has been done and, therefore, in accordance with the laws of the jurisdictions in which these properties are situated (discussed below under Item 4.D), their existence and area could be in doubt. If title is disputed, we will have to defend our ownership through the courts. In the event of an adverse judgment, we would lose our property rights.

The natural resource industry is highly competitive, which could restrict our growth.

We compete with other exploration resource companies which have similar operations, and many competitors have operations, financial resources and industry experience greater than ours. This may place us at a disadvantage in acquiring, exploring and developing properties. These other companies could outbid us for potential projects or produce minerals at lower costs which would have a negative effect on our operations.

Mineral operations are subject to market forces outside of our control which could negatively impact our operations.

The marketability of minerals is affected by numerous factors beyond our control including market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports and supply and demand (see Item 4.D). One or more of these risk elements could have an impact on the costs of our operations and if significant enough, reduce the profitability of our operations and threaten our continuation.

We are subject to substantial environmental requirements which could cause a restriction or suspension of our operations.

Our current and anticipated future operations require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry, as discussed in Item 4.D below. Our exploration activities in Argentina will be subject to various Federal, Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters such as those discussed in Item 4.D below. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require us to obtain permits from various governmental agencies.

Exploration generally requires one form of permit while development and production operations require additional permits. There can be no assurance that all permits which we may require for future exploration or possible future development will be obtainable at all or on reasonable terms. In addition, future changes in applicable laws or regulations could result in changes in legal requirements or in the terms of existing permits applicable to us or our properties. This could have a negative effect on our exploration activities or our ability to develop our properties.

We are also subject to environmental regulations, as discussed in Item 4.D, which require us to minimize impacts upon air, water, soils, vegetation and wildlife, as well as historical and cultural resources, if present. In Argentina, prior to conducting operations, miners must submit an environmental impact report to the provincial government, describing the proposed operation and the methods to be used to prevent environmental damage. Approval must be received from the applicable bureau and/or department, which will also conduct ongoing monitoring of operations before exploration can begin. In addition, landowners must consent to any access and work within their property. While to date we have been able to secure necessary access agreements from landowners in areas where our properties are located, if in the future a landowner believes that our activities are producing environmental damage, the landowner could apply to the courts seeking damages or requesting an injunction or suspension of our activities.

On June 20, 2007, legislation was passed by the Provincial government, in Mendoza Argentina, prohibiting the use of chemicals typically used in the extraction of gold and other metals in the province. The legislation effectively puts our Don Sixto project on hold, unless the government amends the law.

As we are presently at the exploration stage, the disturbance of the environment is limited and the costs of complying with environmental regulations are minimal. However, if operations result in negative effects upon the environment, government agencies will likely require us to provide remedial actions to correct the negative effects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or other remedial actions.

Financing Risks

Global financial conditions may adversely impact operations and the value and price of our common shares.

Global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact our ability to obtain equity or debt financing in the future and, if obtained, on terms favourable to us. If these increased levels of volatility and market turmoil continue, our operations could be adversely impacted and the value and the price of our common shares could be adversely affected.

We will require additional equity financings, which will cause dilution to existing shareholders.

We have limited financial resources and no operating cash flow. As of the end of December 31, 2009, our historical net loss under Canadian generally accepted accounting principles totalled $74,752,000. Continued exploration efforts will require additional capital to help maintain and to expand exploration on our principal exploration properties. Additionally, if we decide to proceed with a feasibility study on any of our primary properties, substantial additional funds will be required to complete the study as well as to complete the acquisition of the projects held under option agreements. Late in fiscal year 2008, resulting from the on-going credit crisis centered in the United States, many economies including that of Canada went into a recession. This recession has impacted investor confidence and this has effectively reduced the availability of risk capital. If we are unable to obtain sufficient financing in the future, we might have to dramatically slow exploration efforts and/or lose control of our projects. If equity financings are required, then such financings could result in significant dilution to existing or prospective shareholders.

We have a lack of cash flow sufficient to sustain operations and do not expect to begin receiving operating revenue in the foreseeable future.

None of our properties have advanced to the commercial production stage and we have no history of earnings or cash flow from operations. We have paid no dividends on our common shares since incorporation and do not anticipate doing so in the foreseeable future.  Any future additional equity financing would cause dilution to current shareholders. If we do not have sufficient capital for our operations, management would be forced to reduce or discontinue our activities, which would have a negative effect on the value of our securities.

We operate in Argentina and are subject to currency fluctuations which could have a negative effect on our operating results.

Our operations are located in Argentina which makes us subject to foreign currency fluctuation as our accounts are maintained in Canadian dollars while certain expenses are enumerated in U.S. dollars, Australian dollars and the local currency. Such fluctuations may adversely affect our financial position and results. Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, we may suffer losses due to adverse foreign currency fluctuations.

Risks Relating to our Common Shares

The market for our common shares is subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell our common shares.

The market for our common shares may be highly volatile for reasons both related to our performance or events pertaining to the industry (i.e. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to us or our industry such as economic recessions and changes to legislation in the countries in which we operate. In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in changes in demand for the mineral and an attendant change in the price for the mineral. Since our listing on the Toronto Stock Exchange, the price of our common shares has fluctuated between $1.70 and $7.28. Our common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding our business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years, the securities markets in the U.S. and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as Extorre, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, our common shares can also be subject to volatility resulting from purely market forces over which we will have no control such as that experienced recently resulting from the on-going credit crisis centred in the United States. Further, despite the existence of a market for trading our common shares in Canada and the United States, our shareholders may be unable to sell significant quantities of our common shares in the public trading markets without a significant reduction in the price of the stock.

We depend upon key management employees, the absence of which would have a negative effect on our operations.

We depend on the business and technical expertise of our management and key personnel, including Eric Roth, the President and Chief Executive Officer. It is unlikely that this dependence will decrease in the near term. As our operations expand, additional general management resources will be required. We may not be able to attract and retain additional qualified personnel and this would have a negative effect on our operations. We have entered into a formal services agreement with Eric Roth, our President and Chief Executive Officer. We maintain no “key man” life insurance on any members of our management or directors.

Certain of our officers and directors may have conflicts of interest, which could have a negative effect on our operations.

Certain of our directors and officers are also directors and/or officers and/or shareholders of other natural resource companies. While we are engaged in the business of exploring for and exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. Our directors are required by law to act honestly and in good faith with a view to uphold the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of our board of directors, any director in a conflict must disclose his interest and abstain from voting on the matter. In determining whether or not we will participate in any project or opportunity, our directors will primarily consider the degree of risk to which we may be exposed and our financial position at the time.

We are likely a “passive foreign investment company” which will likely have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. holders of our common shares should be aware that we believe we were classified as a passive foreign investment company (“PFIC”) during the tax years ended December 31, 2009 and 2010, and based on current business plans and financial expectations, we believe that we may be a PFIC for the 2011 tax year. If we are a PFIC for any year during a U.S. shareholder’s holding period, then the U.S. shareholder generally will be required to treat any gain realized upon a disposition of their common shares, or any so-called “excess distribution” received on their common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to their common shares.  A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders.  However, U.S. shareholders should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a qualified electing fund, or that we will supply U.S. shareholders with information that the U.S. shareholders require to report under the QEF Election rules, in the event that we are a PFIC and a U.S. shareholder wishes to make a QEF Election.  Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares.  A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of their common shares over the taxpayer’s basis therein.  This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.”  Each U.S. shareholder should consult his or her own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our common shares.

U.S. securityholders may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

It may be difficult for securityholders in the United States to enforce actions against us on the basis of U.S. securities law liabilities. We are a corporation incorporated in Canada under the Canada Business Corporations Act. A majority of our directors and officers are residents of Canada or other countries and all of our assets and our subsidiaries are located outside of the U.S. Consequently, it may be difficult for U.S. securityholders to effect service of process in the U.S. upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. In addition, you should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

We may seek exemptions from certain requirements of the NYSE Amex that would allow us to hold shareholder meetings with a reduced quorum and issue additional shares without shareholder approval.

The Company has applied to list its common shares on the NYSE Amex LLC. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex LLC to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. The Company’s quorum requirement as set forth in its bylaws is one or more voting persons present and authorized to cast in the aggregate not less than one-twentieth of the total votes attaching to all shares carrying the right to vote at the meeting. The Company intends to seek an exemption from the quorum requirement of the NYSE Amex Company Guide. As a result, if the exemption is granted by the NYSE Amex LLC, the Company may hold meetings of shareholders and obtain shareholder approval for certain transactions with shareholders holding significantly less than the one-third of the outstanding shares of common stock that would generally be required by companies listed on the NYSE Amex LLC.  This could result in the approval of matters that are only supported by a small portion of the Company's shareholders.

In addition, the NYSE Amex Company Guide requires shareholder approval as a prerequisite to approval of applications to list additional shares in certain circumstances. In future transactions, the Company may seek exemptions from the shareholder approval requirements of the NYSE Amex Company Guide in order to follow applicable Canadian practices. If the exemptions are granted by the NYSE Amex LLC, the Company may be able to issue additional common shares and obtain listing approval for these share issuances without seeking approval of shareholders in the manner that would otherwise be applicable to companies listed on the NYSE Amex LLC.  This would provide management with greater discretion to engage in transactions that have not been submitted to the shareholders for their approval.

ITEM 4.                INFORMATION ON THE COMPANY

A.           History and Development of the Company

Corporate Overview

7300492 Canada Inc. was incorporated under the Canada Business Corporations Act on December 21, 2009, and changed its name to Extorre Gold Mines Limited on February 5, 2010. The Company is engaged in the business of acquisition, exploration and development of mineral properties located in Argentina, with a focus on the development of the Cerro Moro Project in Santa Cruz Province, Argentina. The Company is in the exploration and development stage of our corporate history, owns no producing properties, and consequently has no operating income or cash flow from the properties it holds.

Our executive office is located at:

Suite 1660, 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2.
Telephone: (604) 681-9512
Facsimile: (604) 688-9532
Website: www.extorre.com

Our fiscal year end is December 31.

Our common shares currently trade on the Toronto Stock Exchange under the symbol “XG”. We have an unlimited number of common shares authorized, without par value. As of February 28, 2011, we had 87,547,377 common shares issued and outstanding. We are applying to list our common shares on the NYSE Amex LLC. Such a listing is dependent upon our registration statement being declared effective as well as the Company meeting all the necessary listing requirements of the NYSE Amex LLC.

Events in the Development of the Business

In 2009, management of Exeter undertook a strategic review of the alternatives available to improve the identification and valuation of its key assets and thereby maximize shareholder value. Based on this review, management determined that it would be in the best interest of Exeter to separate its Argentine assets into a separate company to enable the market to more accurately reflect the value of each of Exeter’s main mineral property assets of Caspiche in Chile and Cerro Moro in Argentina.

The board of directors of Exeter believed that the separation Exeter’s Argentine assets into Extorre pursuant to the Arrangement was in the best interests of Exeter and its shareholders for the following reasons:
•	the Arrangement was expected to improve the market’s identification and valuation of Exeter’s mineral properties;

•	the Arrangement was expected to enhance the ability of each of Exeter and Extorre to pursue its independent corporate objectives and strategies, with a view to maximizing shareholder value;

•	the Arrangement was expected to allow Extorre to focus on the development of the Cerro Moro project;

•
the creation of two separate companies dedicated to the pursuit of their respective businesses was expected to provide Exeter shareholders with additional investment flexibility, as they would hold a direct interest in two companies, each of which would be focused on different objectives;

•
the potential for Exeter shareholders to benefit from diversifying their existing shareholdings into two companies, each of which would be valued differently based on various factors unique to each business, including, most significantly, commodity prices;

•
the procedures by which the Arrangement would be approved, including the requirement for approval of the Arrangement by the Supreme Court of British Columbia after a hearing at which fairness to the Exeter’s security holders was considered;

•	the availability of rights of dissent to Exeter shareholders with respect to the Arrangement; and

•	the tax treatment of Exeter and its shareholders under the Arrangement.

On December 21, 2009, Exeter Resource Corporation incorporated 7300492 Canada Inc. and changed its name to Extorre Gold Mines Limited on February 5, 2010. On February 5, 2010 Exeter and Extorre entered into an arrangement agreement setting out the terms and conditions of a Canadian plan of arrangement involving Exeter, its shareholders and Extorre in which all of the shares of two wholly-owned subsidiaries of Exeter holding its Argentinean properties would be transferred to Extorre. On March 11, 2010, the shareholders of Exeter approved the Arrangement involving Exeter, its shareholders and Extorre under the provisions of the Business Corporations Act (British Columbia). The Arrangement was approved by a final order of the Supreme Court of British Columbia on March 12, 2010. Our common shares commenced trading on the Toronto Stock Exchange on March 18, 2010. As a result of the completion of the Arrangement, we now hold all of Exeter’s former Argentine assets, including the Cerro Moro property located in Santa Cruz Province, Argentina and the Don Sixto property located in Mendoza Province, Argentina. We intend to focus on the development of the Cerro Moro Project.

Principal Capital Expenditures and Divestitures

As part of the Arrangement with Exeter, we received $25 million in working capital from Exeter. We intend to finance our capital expenditures on our mineral properties through the sale of our securities, including common shares. As we do not have any revenue, we will be required to raise additional funds in the future through the sale of our securities, or from the sale of some or all of our mineral properties and there can be no assurance that we will be successful in doing so.

B.           Business Overview

We operate in the mineral exploration sector and have no current mineral production. All of our properties are located in Argentina and are currently at the exploration stage. Our properties contain no defined economic reserves of recoverable minerals. There is no assurance that an economic and commercially viable deposit exists or will exist on any of our properties. Substantial additional work will be required in order to determine if any economic deposits, which we may legally exploit, occur on our properties. Our material individual mineral properties, and the material regulations applicable to us in Argentina, are described below in Item 4.D – Property, Plants and Equipment.

We present information regarding “inferred mineral resources” and “indicated mineral resources” in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

Under National Instrument 43-101 and the applicable definitions of the Canadian Institute of Mining, Metallurgy and Petroleum, an ‘inferred mineral resource’ is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred mineral resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Under National Instrument 43-101 and the applicable definitions of the Canadian Institute of Mining, Metallurgy and Petroleum, an ‘indicated mineral resource’ is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. Mineralization may be classified as an indicated mineral resource by the qualified person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The qualified person must recognize the importance of the indicated mineral resource category to the advancement of the feasibility of the project. An indicated mineral resource estimate is of sufficient quality to support a preliminary feasibility study which can serve as the basis for major development decisions.

Our operations are not generally seasonal as we can conduct exploration on many of our properties year-round. However, the cold weather in the Patagonia region of Argentina makes exploration somewhat more difficult during the winter months of May to October on our Cerro Moro property.

Our income is limited to interest received from investments of our cash balances and therefore we are not currently dependent upon market prices for our operations, nor are we dependent upon any patents, licenses or manufacturing processes.

Our mineral exploration operations are subject to regulation by government agencies at the federal, provincial and local levels. Management believes it is in compliance with all current requirements and does not anticipate any significant changes to these regulations which will have a material effect on our operations in the Santa Cruz province.

We compete with other mining companies for exploration properties, joint venture agreements and for the acquisition of attractive gold companies. There is a risk that this competition could increase the difficulty of concluding negotiations on future transactions on terms that we consider acceptable.

In connection with the Don Sixto property, the Company is continuing its constitutional challenge in Mendoza province to have the anti-mining legislation amended.  See Item 8.A. In addition, the Company continues working with all levels of government, industry and unions to demonstrate that the Don Sixto project, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and the Province.

C.           Organizational Structure

The following chart represents the inter-corporate relationship between the Company and its wholly-owned subsidiaries, as well as the jurisdictions of incorporation.  Our two subsidiaries listed below hold all of the Argentine mineral properties which were transferred to Extorre from Exeter pursuant to the Arrangement with Exeter and its shareholders.

(1)	Cognito Limited and Estelar Resources Limited are registered to conduct business in Argentina.
(2)	Wholly-owned subsidiaries.

D.           Property, Plants and Equipment

At December 31, 2009, we did not have any significant plants or equipment, mines or producing properties. We are an exploration stage company, and we have not determined whether any of our mineral properties contain ore reserves that are economically recoverable.

We own or have options to acquire certain mineral properties as part of our business, as described below.

Our principal mineral properties include the following:

Projects	Licence	Size	Cumulative Expenditures To- September 30, 2010	Budgeted Expenditure October 2010 – September 2011

CVSA properties and Fomicruz(3)	various	various	$48,308,000	$31,150,000
Don Sixto(1) and Other(2)	various	various	$20,850,000	$1,000,000
			$69,158,000	$32,150,000

(1)	Cognito Limited has the option to acquire a 100% interest in Don Sixto, subject to a 3.5% net smelter royalty.
(2)
Other refers to the Estelar Resources Limited and Minera Rio de la Plata Projects. These projects, held under option agreements, some of which require option payments, have expenditure commitments, are subject to a net smelter return royalty or back-in provisions.

(3)
Includes Cerro Moro which is 100% owned and subject to a 2% net smelter royalty and various other Cerro Vanguardia Sociedad Anomina properties which Estelar Resources Limited has the right to acquire a 100% interest in subject to a 2% net smelter royalty and back-in provisions.

A General Discussion of the Political and Economic Climate in Argentina

Country Overview

Argentina, or the Argentine Republic, is located in southern South America, bounded to the north by Bolivia and Paraguay; to the east by Brazil, Uruguay, and the Atlantic Ocean; to the south by the Atlantic Ocean and Chile; and to the west by Chile. The country occupies most of the southern portion of the continent of South America and is somewhat triangular in shape. Buenos Aires is the capital and largest city, with a population of about 14 million.

Traditionally, Argentina’s economy was based on agriculture centred in the vast Pampas, which extend nearly 1,600 kilometres (1,000 miles) south from the Chaco and are used for extensive grazing and grain production. The Pampas, which are largely made up of a fine sand, clay, and silt and almost wholly free from pebbles and rocks, are ideal for the cultivation of grains. However, the gravelly soil of most of Patagonia, in southern Argentina, is useless for growing crops, therefore it is used primarily as pasture for sheep. Most of the northern Andean foothill region is unsuitable for farming, but several oases favour fruit culture.

Argentine mineral resources, especially deposits of petroleum and natural gas, have assumed increasing importance in recent decades. In recent years, the mining and exploration sector has shown increased levels of activity.

Government

Argentina is a federal republic headed by a President, who is assisted by a council of Ministers. Legislative powers are vested in a National Congress consisting of a Senate and a House of Deputies. The President and Vice President each serve for a four year term and may be re-elected for a further four year term.

The National Institute of Social Welfare has administered most Argentine welfare programs since its founding in 1944. Health services are provided to workers by the various unions and to others by free hospital clinics. Medical standards are relatively high in the cities, and efforts are constantly being made to improve medical facilities located in outlying rural areas.

The organization of the legislature of Argentina is similar to that of the United States. The Argentine National Congress consists of a lower chamber, the 257-member House of Deputies, and an upper chamber, the 72-member Senate. Each province elects a number of deputies proportional to the province population and three senators (two for the majority and one for the first minority). Deputies are directly elected to four-year terms; senators are chosen by provincial legislatures for terms of six years.  All citizens 18 years of age or older are entitled to vote. Proportional representation in national elections was initiated in 1962.

Each province within Argentina has its own Governor, Chamber of Deputies and Senate. The Federal Capital in Buenos Aires has an elected Mayor allowing for self-government. Under the Provincial constitutions, the provinces of Argentina elect their own governors and legislators.

Federal courts include the Supreme Court, 17 appellate courts, and district and territorial courts on the local levels. The provincial court systems are similarly organized, comprising Supreme, Appellate, and lower courts.

The Economy of Argentina

The Argentine economy is based primarily on the production of agricultural products, including wines and the raising of livestock, but manufacturing and mining industries have shown marked growth in recent decades.  Argentina is one of the world’s leading cattle and grain-producing regions; the country’s main manufacturing enterprises are meat-packing and flour-milling plants.

Since 1995, the Argentinean economy has experienced several problems, including high levels of international debt, slow or negative growth, high inflation and government budget deficits. Negative economic growth in 2000 was followed by a decline in the overall economic situation in 2001 including massive withdrawals from the Argentine banking system.  An attempt to stabilize the banking system and overall economy failed as the economy continued to worsen and the confidence of foreign investors and consumers declined.  In December 2001, president De la Rua resigned and Argentina missed its scheduled interest payments and defaulted on its foreign debt.  The country’s new president quickly abandoned the peg of the peso to the U.S. dollar and the peso was floated in February 2002. By mid-2002, the economy began to improve and gross domestic product grew steadily in the range of 5-10% for the years between 2003 and 2008 until the global economic downturn of 2009. Argentina continues to maintain large foreign debt levels.

Currency

The Nuevo Peso Argentino (new Argentine peso, equal to 10,000 australs) was introduced in January 1992, at an exchange rate of 1 peso = U.S.$1.  The peg to the dollar was abandoned in February 2002 and the currency is allowed to float.  The noon exchange rate as reported by the Bank of Canada for February 28, 2011 was 4.1566 pesos per one U.S. dollar.

The Mining Industry in Argentina and the Legislative Framework

Although the country has a variety of mineral deposits, including petroleum, coal, and a number of metals, mining has been relatively unimportant in the economy.  In recent decades, however, production of petroleum, coal, copper and gold has increased significantly.  In terms of value, the chief mineral product is petroleum.  The country also produces significant amounts of natural gas and the mining industry produces gold, silver, copper, lead, zinc, iron, tin, tungsten, mica and limestone.

The Argentinean National Mining Code (Law 1919) regulates rights, obligations and procedures for exploration and use of mineral substances. The Mining Investment Law No. 24.196 (1993) assures fiscal stability for 30 years, exemption of tariffs on capital goods, double deduction on exploration expenses and accelerated amortization. The law limits royalties to 3% at the mouth of the mine. The Federal Mining Agreement Law No. 24.228 (1993) harmonizes the provincial mining procedures, establishes public bidding for large scale mining and formalized the commitment to modernize the mining industry. The Environmental Protection Code for the Mining Industry, Law No. 24.585 (1995) requires that each Provincial government create an enforcement authority within its jurisdiction, introduces the concept of sustainable development, and sponsors preventive environmental mechanisms.

Mining Investment Law

In 1993, the Mining Investment Law instituted a new system for mining investment to encourage mineral exploration and foreign investment in Argentina. Key incentives provided by the Mining Investment Law include guaranteed tax stability for a 30-year period, 100% income tax deductions on exploration costs in addition to the deduction as expenses or investment that may correspond according to applicable income tax laws, accelerated amortization of investments in infrastructure, machinery and equipment, exemption from tax on minimum presumed income, and the exemption from import duties on capital goods, equipment and raw materials used in mining and exploration. Exports are subject to export taxes which vary between 5% and 10% and it is expected that exports of production from Cerro Moro will attract export tax of 5%. Repatriation of capital or transfer of profits is unrestricted. Argentina’s mineral resources, administered by its 23 provinces or the Argentinean Federal Government, depending where they are located, are subject to a provincial royalty capped at 3% of the “mouth of mine” value of production, although provinces may opt to waive or reduce this royalty. Various approvals of the proposed program must be obtained before any exploration program begins.

Under Decree. No. 753/2004, mining companies that obtain the stability rights afforded by the Mining Investment Law are excluded from the application of certain exchange control regulations. Under the Decree, mining companies that obtain such stability rights:

•
are exempted from the obligation of bringing into Argentina and trading on the Foreign Exchange Market the proceeds from exports of products extracted from the project. This exemption also allows the collection of certain tax returns for the exportation of products without the need to fulfil the referred obligation (other exporters cannot collect the export tax returns before evidencing the fulfilment of said obligation); and

•
are exempted from restrictions on the free availability (meaning the obligation of bringing into Argentina and trading on the Foreign Exchange Market) of foreign borrowings for the development of productive mining ventures in Argentina intended for export (provided that, in principle, such borrowings must be cancelled with export proceeds).

Property and Title in Argentina

The laws, procedures and terminology regarding mineral title in Argentina differ considerably from those in the United States. According to Argentine Political State Organisation, the mines (and their minerals) belong to the provinces on where they are located, which grant the exploration permits and mine concessions to the applicants. However, the Argentinean Federal Government is entitled to enact the National Mining Code, which is applicable to the whole country, while the provinces have the power to regulate the procedural aspects of the Mining Code through each Provincial Mining Procedure Code and to organize the concession and enforcement authorities.

In general, a similar concept applies to the environmental aspects related to mining activities. Although the Mining Code includes a chapter that regulates the main aspects of environmental regulations, provinces are the enforcement authorities. Furthermore, in application of Section 121 and Section 41 of the Argentine Constitution, many provinces have also enacted additional environmental laws, which directly or indirectly are applicable to mining activities.

The Mining Code

The rights, obligations, and procedures for the acquisition, exploration, exploitation, and use of mineral substances in Argentina are regulated by the Mining Code. The Mining Code establishes three classes of minerals, two of which are: (i) the main metalliferous substances such as gold, silver, copper, and lead whose ownership is vested in the provincial government, which in turn grants exploitation concessions to private companies; and (ii) the other metalliferous substances, which include earthy minerals and industrial minerals that belong to the land owner. Except for minerals contained in this last category, mineral rights in Argentina are separate rights from surface ownership rights. Creek bed and placer deposits, as well as abandoned tailings and mine waste rock deposits, are included in the latter mineral class.

Description of “Exploration” and “Mining” Permits

There is no actual ground staking of mineral claims for securing mineral rights in Argentina. Mineral rights are acquired by application to the government for concessions to seek, own and sell minerals located within a specified parcel of land. Generally, all persons or entities qualified to acquire and possess real estate can obtain mineral rights. The levels of mineral rights and titles are described below:

Cateo

A cateo is an exploration concession which does not permit mining but gives the owner a preferential right to a mining concession for exploitation of minerals discovered in the same area. Cateos are measured in 500 hectare unit areas. A cateo cannot exceed 20 units (10,000 hectares). No person may hold more than 20 permits or 400 units in a single province. The term of a cateo is based on its area: 150 days for the first unit (500 hectares) and an additional 50 days for each unit thereafter. After a period of 300 days, 50% of the area over four units (2,000 hectares) must be relinquished. At 700 days, 50% of the area remaining must be relinquished. Extensions may be granted to allow for bad weather, difficult access, or similar issues. Cateos are identified by a file number or dossier number.

Cateos are awarded by the following process:

(i)	an application is made in respect of a designated area, describing a minimum work program and an estimation of the investment to be made and a schedule for exploration;

(ii)	approval is granted by the province and a formal placement on the official map or graphic register is made provided the requested area is not superseded by a previous mining right;

(iii)	publication of the claim is made in the provincial official bulletin so as to notify third parties of the claim; and

(iv)	upon expiry of a period following publication in the official bulletin, the cateo is awarded.

The length of this process varies depending on the province, and often takes up to two years. Applications are processed on a first-come, first-serve, basis. During the application period, the first applicant has rights to any mineral discoveries made by third parties in the area of the cateo without its prior consent.

Until August 1995, a “canon fee”, or tax, of AR$400 per unit was payable upon the awarding of a cateo. An amendment to this law requires that a canon fee be paid upon application for the cateo. The canon fee for the cateo is paid once for the whole duration of the exploration permit.

Mina

Minas are mining concessions which permit mining on a commercial basis. Although the previous granting of a cateo is not a pre-condition for the granting of a mina, the most common way to acquire a mina would be by discovering a mine as a consequence of an exploration process under the awarding of a cateo. The area of a mina is measured in “pertenencias”. Each mina may consist of one or more pertenencias. “Common pertenencias” are 6 hectares and “disseminated pertenencias” are 100 hectares (relating to disseminated deposits of metals rather than discrete veins). The mining authority may determine the number of pertenencias required to cover the geologic extent of the mineral deposit in question. Once granted, minas have an indefinite term assuming the requirements of law and exploration development or mining is in progress.

To convert an exploration concession, or cateo, to a mining concession, or mina, a declaration of manifestation of discovery must be made wherein a point within a cateo must be nominated as a discovery point. The manifestation of discovery is used as a basis for location of the pertenencias. Manifestations of discovery do not have a definite area until pertenencias are proposed. Within a period following designation of a manifestation of discovery, the claimant may do further exploration, if necessary, to determine the size and shape of the ore body.

Following a publication and opposition period and approval by the province, a formal survey of the pertenencias, together forming the mina, is completed. A surveyed mina provides the highest degree of mineral rights in Argentina.

The application to the mining authority must include official cartographic coordinates of the mine location and of the reconnaissance area, and a sample of the mineral discovered. The reconnaissance area, which may be as much as twice the surface area projection of the mine, is intended to allow for the geological extent of the ore body and for site layout and development. Excess area is released once the survey plans are approved by the mining authority.

Once the application for a mine has been submitted, the holder of the mining concession may commence the mining operation. Any person opposed to the mine operation, whether a holder of an overlapping cateo, a land owner disputing the existence of the ore deposit or the class of the economic mineral, or a partner in the discovery who claims to have been neglected, must register his opposition to the operation with the mining authority.

New mining concessions may also be awarded for mines that were abandoned or for which their original mining concessions were declared to have expired. In such cases, the first person claiming an interest in the property will have priority. A new mining concession will be awarded for the mine in the condition left by the previous holder.

The titleholder of a mine must fulfill three conditions as part of its mining concession in order to maintain its title to the mining concession in good standing: (i) payment of mining canons; (ii) provision of minimum investment; and (iii) continuous mining activity (if the mine is shut down for more than four years, the mining authority may demand the mine to be reactivated and a new investment plan be submitted).

Mining canons are paid to the state (national or provincial) under which the mining concession is registered, and are paid in equal instalments twice yearly. The canon is set by national law according to the category of the mine. In general, the canon due per year is AR$80 per 6 hectare pertenencia for common ore bodies held by the mining concession, or AR$800 per 100 hectares pertenencia for disseminated ore bodies. Failure to comply with this obligation for fourteen months results in the cancellation of the mining right. However, the titleholder can recover the mining right during 45 days after being notified by the mining authority, by paying the due canon plus 20% charge as a fine. The discoverer of the mine is exempt from paying canons for three years from the date on which formal title was awarded to the mine.

The holder of the mining concession must also commit to investing in the fixed assets of the property to a minimum of at least 500 times the value of the annual mining canon, over a period of five years. In the first two years, 20% of the total required investment must be made in each year. For the final three years, the remaining 60% of the total required investment may be distributed in any other manner to the discretion of the concessionaire. The mining concession expires if the minimum required investment schedule is not met. If the exploration or exploitation works at the mine are suspended for more than four years in a row, the mining authority can require the holder of the concession to prepare and undertake a plan to activate or reactivate work. Failure to file such reactivation plan within six months results in the cancellation of the mining right. Such work must be completed on the property within a maximum period of five years.

A new mining operation and the mineral products derived from the operation are entitled to national, provincial, and municipal tax exemptions for five years (the obligation to pay mining canons is excluded from this exemption). The exemptions commence with the awarding of formal title to the mine. As discussed above, the Mining Investment Law has established a 30-year guarantee of fiscal stability for new mining projects and/or extension of existing projects which applies retroactively, once approved, to the date of presentation of the feasibility study for the project. The law allows for accelerated depreciation of capital goods, deductions in exploration costs, and access to machinery and equipment at international prices.

Environmental Regulations

The Environmental Protection Code for the Mining Industry (1995) requires that each provincial government monitor and enforce the laws pertaining to subscribed development and protection of the environment. Provinces are allowed to withdraw areas from the normal cateo/mina process. These lands may be held directly by the province or assigned to provincial companies for study or exploration and development.

A party wishing to commence or modify any mining-related activity as defined by the Mining Code, including prospecting, exploration, exploitation, development, preparation, extraction, and storage of mineral substances, as well as property abandonment or mine closure activity, must prepare and submit to the Provincial Environmental Management Unit an Informe de Impacto Ambiental or Environmental Impact Assessment prior to commencing the work. Each Environmental Impact Assessment must describe the nature of the proposed work, its potential risk to the environment, and the measures that will be taken to mitigate that risk. The Provincial Environmental Management Unit has a 60-day period to review and either approve or reject the Environmental Impact Assessment. However, the Environmental Impact Assessment is not considered to be automatically approved if the Provincial Environmental Management Unit has not responded within that period. If the Provincial Environmental Management Unit deems that the Environmental Impact Assessment does not have sufficient content or scope, the party submitting the Environmental Impact Assessment is granted a 30-day period in which to resubmit the document.

If accepted by the Provincial Environmental Management Unit, the Environmental Impact Assessment is used as the basis to create a Declaración de Impacto Ambiental or Declaration of Environmental Impact to which the party must swear to uphold during the mining-related activity in question. The Declaration of Environmental Impact must be updated every two years, with a report on the results of the protection measures taken. If protection measures are deemed inadequate, additional environmental protection may be required. Mine operators are liable for environmental damage. Sanctions and penalties for non-compliance to the Declaration of Environmental Impact are outlined in the Environmental Protection Code, and may include warnings, fines, suspension of environmental quality certification, restoration of the environment, temporary or permanent closure of activities, and removal of authorization to conduct mining-related activities.

Further to the provisions of the Environmental Protection Code, mining activities are also subject to other environmental regulations issued at national and provincial level (from the province in where such activities are carried out).

All mineral rights described above are considered forms of proprietary rights and can be sold, leased or assigned to third parties on a commercial basis. As described before, cateos and minas can be forfeited if minimum work and investments requirements are not performed or if annual payments are not made. Generally, notice and an opportunity to cure defaults is provided to the owner of such rights.

Taxes

Argentina has a federal income tax rate of 35%, and the income tax law allows for a five year carryforward of net operating losses. Argentina has several taxes in addition to income tax. The more significant taxes include (i) a Value Added Tax charged at a general rate of 21% for all goods and services provided in Argentina, as well as for imports into Argentina, unless specifically exempted; (ii) an import duty for certain goods and services entering the country; (iii) a provincial gross receipts tax applied to non-exported sales transactions in addition to Value Added Tax; (iv) a minimum presumed tax equivalent to 1% of the total asset value of an entity; and (v) a wealth tax of 0.5% of the equity value of an entity. For the metals extraction business, there is a 5% royalty on the value of the mineral extracted. Also, for exported minerals, Argentina imposes an export tax of 5% for silver dore and 10% for silver concentrates.

The tax laws applicable to exploration, prospecting, development, and mining extraction, as set forth in the Mining Investment Law, provide for significant benefits to the general tax system for those companies governed by the law and which meet certain conditions. These benefits include: (i) fiscal stability; (ii) double deductions for certain mining costs; (iii) accelerated amortization for certain project costs; (iv) import duty exemptions; (v) an exemption from the minimum presumed tax described in the previous paragraph; and (vi) a decrease from 5% to 3% on the royalty on mineral extracted. A fiscal stability agreement with the federal government can be obtained with a term of 30 years from the date a project’s economic feasibility is presented along with the corresponding application. During the 30-year term, in general, a party to such an agreement with the federal government will neither be subject to new taxes or increases in tax rates, nor suffer the elimination of tax exemptions or deductions. However, a fiscal stability agreement does not limit changes in Value Added Tax, contributions to the social security system, or indirect taxes, and it does not impede the government from extending rules passed for a specified term or exempt the government from eliminating tax exemptions that have a scheduled date of expiration. Also, Value Added Tax paid on the import and purchase of goods and services used to carry out exploration activities that remains as a credit for greater than 12 years, may be refunded. Argentina also allows for the exemption from import duties when importing capital goods and special equipments or components, spare parts of said goods, or leased goods used to carry out mining and exploration activity defined by the Mining Department.

As mentioned in the preceding paragraph, one of the benefits from the Mining Investment Law given to mining companies is a double deduction on certain mining related costs. If we begin production at Cerro Moro, activities such as prospecting, exploration, special studies of mineralogy, metallurgy, feasibility and pilot plant studies may be offset 100% against taxable profits, and such costs may also be depreciated for tax purposes. In addition, we may benefit from tax depreciation on an accelerated basis on investments in infrastructure, machinery, equipment and vehicles used in developing production capacity or carrying out new mining projects.

Discussion of Our Mineral Properties

We currently operate in the mineral exploration sector. All of our properties are located in Argentina and are at the exploration stage. The properties contain no defined economic reserves of recoverable minerals.  The material individual mineral properties are described below.

Cerro Moro Project

The Cerro Moro gold-silver property (the “Cerro Moro Project”) consists of 22 titles covering approximately 449 square kilometres in north eastern Santa Cruz Province, Argentina, approximately 60 kilometres southwest of Puerto Deseado.  Four of the titles are Cateo de Exploraciones, which is an exclusive exploration permit. The remaining titles are Manifestaciones de Discubrimiento, which are granted once a mineral discovery is made, to protect the discovery until such time as a Mina (mining lease) is granted. A Mina is usually granted after the results of exploration indicate a potential ore body.

Pursuant to an agreement dated December 30, 2003 Estelar Resources Limited secured the right to acquire a 100% interest in the Cerro Moro Project by paying U.S.$100,000 to Cerro Vanguardia Sociedad Anonima (“CVSA”) and incurring U.S.$3 million in expenditures, including the completion of 8,000 metres of drilling. The interest is subject to a 2% net smelter royalty in favour of CVSA.

On March 3, 2009, Estelar Resources Limited announced that it had entered into a definitive Contrato de Union Transitoria de Empresas (“UTE”) agreement with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), a company owned by the Government of Santa Cruz Province, Argentina.  The UTE agreement sets out the key terms for Fomicruz’s participation in the future development of the Cerro Moro project in Santa Cruz, and provides access to Fomicruz’s significant landholding adjacent to Cerro Moro. The details of the definitive agreement are as follows:

(i)	Fomicruz will acquire a 5 percent interest in the Company’s Cerro Moro project;
(ii)
Estelar Resources Limited will have the right to earn up to an 80 percent interest in Fomicruz’s exploration properties adjoining the Cerro Moro project by incurring U.S.$10 million in exploration expenditures over a number of years;

(iii)
Estelar Resources Limited will finance all exploration and development costs of the Cerro Moro project and on the Fomicruz properties, and Fomicruz will repay an agreed amount of those costs from 50 percent of its share of net revenue from future operations; and

(iv)	Estelar Resources Limited will manage the exploration and potential future development on the properties.

As of December 31, 2010, neither Estelar Resources Limited nor Fomicruz had satisfied the requirements to earn an interest in the other’s property.

Unless stated otherwise, information in this registration statement of a scientific or technical nature regarding the Cerro Moro Project is summarized, derived or extracted from the technical report entitled “Cerro Moro Project Preliminary Economic Assessment Technical Report NI 43-101” dated December 2, 2010, which was prepared by Carlos Guzman, MAusIMM on behalf of NCL Ingenieria y Construccion Ltda. (the “Cerro Moro PEA”), and from the technical report entitled “Independent Technical Report (NI 43-101) – Resource Estimation for the Cerro Moro Project, Santa Cruz Province Argentina” dated May 31, 2010 (the “Cerro Moro Resource Estimation”) prepared by Cube Consulting Pty Ltd., each of which is compliant with National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Carlos Guzman, the author of the Cerro Moro PEA, is a “qualified person” within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Ted Coupland, the author of the Cerro Moro Resource Estimation, is a “qualified person” within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

Property Description and Location

The Cerro Moro Project is located in southern Argentina, some 60 kilometres (100 kilometres by road) southwest of Puerto Deseado, a port city in the Province of Santa Cruz. The project area is geographically centered at approximately 48º 01’ 55” south latitude and 66º 33’ 45” west longitude.

Estelar Resources Limited acquired the rights to the Cerro Moro Project in December 2003 pursuant to an agreement with CVSA. The agreement covered a total of 39 CVSA concessions which are located in three provinces – Rio Negro, Chubut and Santa Cruz. The agreement provided Estelar with the exclusive right to acquire a 100% interest in these properties by spending U.S.$3 million over five years, including the completion of 8,000 metres of drilling. CVSA retained a one-time right to back into a 60% interest in any project where Estelar drilled 10,000 metres, by paying 2.5 times its aggregate exploration expenditure and completing a bankable feasibility study on the project. The agreement is filed as an exhibit to this registration statement.

Estelar exercised its option to acquire the properties in May 2007, having incurred the required U.S.$3 million in exploration expenditure. Subsequently, on completion of 10,000 metres of drilling at Cerro Moro, Estelar formally notified CVSA seeking a decision on whether it would exercise its 60% back-in right on Cerro Moro. On October 29, 2007, CVSA notified Estelar that it would not be exercising this right. CVSA retains a 2% net smelter royalty from any future production at Cerro Moro. CVSA subsequently transferred its Cerro Moro concessions to Estelar.  Fomicruz will have a 5% participation interest on the issuing of all required concessions and permits to commence mining at Cerro Moro.

The surface rights in the Cerro Moro Project are owned by three separate landowners. We do not own any surface rights and have signed access agreements with three of the surface owners covering the farms Cerro Moro, El Mosquito and San Jorge.

In January 2008, the InstitutoNacional de TecnologiaAgropecuaria visited Cerro Moro to evaluate areas of disturbed ground for rehabilitation and/or revegetation. Based on their recommendations, we have rehabilitated areas of trenching and also routinely rehabilitate all drillhole sites. The author of the Cerro Moro Resource Estimation noted that, “the Company appears to be maintaining a high standard of environmental responsibility in its exploration activities”, which is illustrated by its commitment to drill site and trench rehabilitation.

In May 2008, Water Management Consultants Pty Ltd, a Schlumberger company, carried out a preliminary site survey and review of possible water sources to supply a potential Cerro Moro development. Nominal water requirements were assumed to be between 8 litres per second and 16 litres per second. Water Management Consultants Pty Ltd reported that in their view, alluvial aquifers and underlying fractured bedrock could be capable of supplying this quantity of water sustainably using several local endorheic basins which they identified. Water Management Consultants Pty Ltd suggested a program of work to investigate this possibility in detail which included drilling and pump testing.

A comprehensive suite of groundwater studies was completed for the Environmental Impact Assessment that was submitted in September 2010 to Santa Cruz authorities.  The Studies confirmed that sufficient groundwater exists to support the proposed Corro Morro mining project.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Cerro Moro is accessible by road from the cities of Rio Gallegos or Comodoro Rivadavia. The major centres in close proximity to Cerro Moro are Puerto Deseado, approximately 100 kilometres by road to the north-east and Puerto San Julian, approximately 260 kilometres by road to the south-west. Farm tracks are used to access the individual exploration projects from our base camp. All basic goods and services are available at these nearby centres. Power in the major towns is provided from the Argentine national power grid, but this does not extend to the Cerro Moro Project area. Generators are used to provide power to the Cerro Moro base camp and water is sourced from boreholes. We source our drilling water from old exploration holes which intersected water inflows.

Santa Cruz Province experiences a dry climate in the rain shadow of the Andes to the west. Rainfall averages 200 millimetres per year. The Cerro Moro area is semi-arid with highest rainfall, and occasional snow falling in the winter. The area is affected by moderate to strong wind throughout the year. Exploration is possible on a year-round basis.

Cerro Moro has very low relief with an average elevation of 115 metres above sea level. There are no permanent watercourses though saline lagoons and saltpans are found throughout the area.

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Legend
Coastal Boundary
Paved Road
Gravel Road
Track
Rio Deseado (River)
Town
Mine/Project
Estancia (Farm house)
Sarmiento
Comodoro Rivadavia
Las Heras
Caleta Olivia
Pico Truncado
Fitz Roy
Jaramillo
Tellier
Puerto Deseado
Tres Cerros
Cerro Moro
Cerro Vanguardia Mine
Bahia Laura
Puerto San Julian
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50 km

History

The discovery of gold mineralization at Cerro Moro by Mincorp resulted from regional Landsat TM satellite imagery analysis and a follow up helicopter based regional rock chip sampling programme. Mincorp acquired the exploration concessions in November 1993 and actively explored Cerro Moro until February 2000. Exploration activities included diamond and reverse circulation drilling, trenching, soil sampling and geological mapping. The drilling and sampling completed by Mincorp is summarized in the following table:

Sample Type	Number of holes / trenches	Total length (metres)	Samples collected
Core drilling	19	1,015	547
RC drilling	15	1,577	783
Rock chip	-	-	819
Trench and channel	405	3,036	2,163

Cerro Moro was acquired by CVSA in March 2001 following the corporate takeover of Mincorp. No details of any CVSA exploration are available.

Geological Setting

Cerro Moro is geologically located within the Deseado Massif, which is a tectonic block in the central-portion of the Santa Cruz Province, covering an area of approximately 60,000 square kilometres.

The oldest rocks within the Deseado Massif are the Upper Pre-Cambrian and Lower Palaeozoic metamorphics of the La Modesta Formation (also known as the Rio Deseado Complex). This formation is intruded by granites of Lower to Middle Palaeozoic age. These rocks are in turn unconformably overlain by continental sandstone of the La Golondrina and El Tranquilo Formations, which were deposited in a series of graben and half-graben structures. The Cerro Moro Project area is interpreted to be underlain by volcanic stratigraphy which has been broadly assigned to the Bahia Laura Group. Some 30% of the project is covered by younger Tertiary marine sediments and Quaternary gravels.

During the Jurassic and Cretaceous Periods the region underwent extensional tectonics, which initially resulted in the epiclastic and pyroclastic Roca Blanca Formation, followed by the widespread mafic volcanic field of the BajoPobre Formation during the Mid-Jurassic. During the Mid and Upper Jurassic these rocks were overlain by felsic and intermediate volcanics and sediments of the Bahia Laura Group. The Bahia Laura Group includes the Chon Aike and La Matilde Formations. The Chon Aike Formation constitutes a thick sequence of rhyolitic ignimbrites, tuffs and volcaniclastics, and is interpreted to host the gold mineralization at Cerro Moro.

During the Early Tertiary Period – Paleocene Epoch the region was draped with continental and marine sediments. More recently, during the Late Tertiary Period to Pleistocene Epoch, basaltic lava flows were extruded but these are not observed at Cerro Moro.

Exploration

Work at Cerro Moro during 2009 and Quarter 1, 2010 concentrated on drilling the Escondida Prospect.  Other regional exploration activities during this period included target generation through geophysical surveys and satellite imagery, minor RC scout drilling, mapping and sampling.  Work in Quarter 2, Quarter 3 and Quarter 4 has focussed on:

1.           Cerro Moro PEA and Pre-Feasibility Drilling, where this work has included:

•	The drilling of 22 RC percussion drill holes for 1,710 m as part of the hydrology and hydrogeology investigations.

•	The drilling of 20 RC percussion drill holes for 2,018 m as part of a program to sterilize proposed infrastructure areas for the plant site, offices, accommodation, exploration camp, etc.

•	The drilling of 6 diamond drill holes in the area of the proposed exploration decline at Escondida Far West, primarily to provide geotechnical data to assist with the design.

2.           Resource Extension and Infill Drilling at the Known Prospects, where this work has included:

•	Peripheral drilling of the areas of Indicated resources at Escondida Far West, Escondida West and Gabriela.

•	Infill drilling at the Loma Escondida, Gabriela and Esperanza prospects, with the aim to convert Inferred resource category mineralization to higher confidence categories.

•
Continual drilling along the Escondida structure away from the known mineralisation, both to the northwest and southeast. This has been successful so far in identifying new high grade mineralisation to the southeast, which has been named the Martina zone.

•	Continual drilling to the southeast of the known Gabriela mineralisation, that has been successful in identifying a new zone, similar in style.

3.           New Discovery Drilling, that has included:

•	Drilling at the Carolene and Lucia prospects.

Mineralization

Polymetallic gold-silver mineralization is associated with epithermal veins. High-grade gold and silver mineralization is strongly associated with the presence of sulphides such as: pyrite, sphalerite, galena, acanthite and chalcopyrite. Detrimental toxic elements such as arsenic and mercury are at relatively low levels. The presence of yellow sphalerite and adularia are indicative of low temperature formation. At least two mineralization pulses have been observed. The first pulse deposited clean white quartz veins with low sulphide content and is generally poorly mineralized. This has been interpreted as the product of shallow, circulating meteoric dominated water with scarce mixing of magmatic water. A second, later pulse, consisting of black silica is rich in sulphides and hosts high-grade mineralization. Precious metal deposition is interpreted to be the product of mixing of magmatic dominated water with meteoric waters. Boiling textures, vein breccias and repeated quartz overgrowths with sulphidicginguro bands are also observed. Coarse silver sulphide (acanthite) and electrum have been observed in several ore shoots and are common in the Escondida prospects.

Drilling

Prior to Estelar, a program of 34 drill holes for 2,593 metres was conducted by Mincorp, comprising 19 diamond drill holes for 1,016 m and 15 reverse circulation percussion drill holes for 1,577 metres.

As at the end of 2008, Estelar had drilled a total of 472 drill holes for 50,257 metres, comprising 264 diamond holes for 20,877 metres and 208 reverse circulation percussion drill holes for 29,380 metres.

During 2009 and Quarter 1, 2010 the drilling has focussed primarily on the Escondida prospect, with 327 diamond drill holes being drilled for 39,723 metres to the February 12, 2010 (data cut off date for April 2010 resource estimate).

In addition, a reverse circulation percussion drill rig arrived on site during August 2009 and at the end of December 2009 had drilled 44 holes for a total of 4,729 metres at Cerro Moro. Of these, 35 holes were sited at eight new exploratory targets to test for either conceptual geological/structural targets or geophysical anomalies with the remaining 9 holes drilled for water supply.

Up until November 30, 2010, a total of 1,084 drill holes for 131,365 m had been completed at the Cerro Moro Project.  Of this total, approximately 26% (33,881 m) corresponds to RC drilling and 74% (97,484 m) corresponds to diamond drilling. Approximately 81% of the drilling has been conducted on the Escondida, Gabriela, Esperanza, Loma Escondida and Deborah prospects, with approximately 52% of the drilling solely at the Escondida prospect.

All diamond core drilling has been HQ3 size utilising triple tube equipment. The majority of diamond core holes were drilled using the Ballmark orientation system to provide accurate core orientations. Where water was intersected in reverse circulation percussion holes, resulting in lower sample recoveries, drilling was converted to diamond core to test the target zones.  Reverse circulation percussion holes and percussion pre-collars to diamond drill holes were drilled with face-sampling hammers with hole diameters between 13.0 and 14.0 centimetres.

Sampling and Analysis

No information is available on Mincorp’ s sampling procedures and protocols.

All the diamond holes drilled by Estelar were orientated using the Ballmark system. The system uses gravity to make a mark on an aluminum disk with a small ball, which represents the bottom of the hole in the oriented core. One of the Company’s technicians on the drill site measures core recovery and draws an initial orientation line on the core. The drill core is then placed in marked wooden core boxes at the drill site and transported to the Estelar camp (located at the north-western corner of the property) for processing.

The orientation is verified at the camp before detailed geotechnical logging by trained specialist technicians. Geotechnical logging documents rock quality, which includes structural measurements of defects. All data is recorded on a metre by metre basis and include; recovery, rock quality designation, strength, weathering, and the orientation of fractures. Utilising the orientation line (which represents the bottom of the hole) “alpha” and “beta” measurements are taken of the fractures. The alpha angle is the angle between the fracture plane and core axis. The beta angle is the angle between the axis of the fracture and orientation line measured in clockwise direction. Knowing the alpha and beta angles of the fractures and the orientation of the hole (dip and azimuth), the true spatial position of the fractures can be calculated (dip and dip direction) using Dips software.

Core recoveries are estimated, per drill run, using the core marker blocks and are also calculated on a metre by metre basis. Good recoveries have been obtained with an average of over 95 percent.

Every diamond hole is digitally photographed, wet and dry, by technicians before cutting and sampling. The geology is recorded by geologists following orientation of the core. The stratigraphic and lithologic units are recorded and entered into the data-base to allow the construction of geological sections. Alteration and mineralization data are also recorded. Structural measurements of faults, veins and geological contact are taken with a Brunton compass in an orientation frame utilising the orientation line as a reference.

On completion of logging and photography a geologist marks the core for sampling. Sample lengths through the obvious mineralized zones vary between 0.3 and 1.5 metres dependent on geological and structural contacts, and these samples are classified as “high priority”. The remainder of each drill hole, classified as “low priority”, is generally sampled every one metre.  Estelar’s technicians utilise a diamond saw on-site to cut the core in half. One half of the core is sampled and sent to the laboratory and the remaining half is stored on-site in the core boxes. The core saw is cleaned with a brick or other abrasive stone between each high priority sample to eliminate contamination between potential high grade samples. The samples are placed in marked plastic bags, sealed and transported to the assay laboratory.

Reverse circulation percussion drilling samples are collected using a cyclone attached to the drill rig at one metre intervals. The geological logging is performed by Estelar’s geologists at the drill site. On completion of the logging the geologist determines the sample interval lengths of the high and low priority zones. The high-priority, potentially mineralized, zones are sampled at one metre intervals and composite samples of three metres are collected through the low priority zones. Each of the one metre samples are stored in plastic bags and are weighed and recorded by technicians at the drill site. The geologist records the diameter of the drilling tools (bit and shoes) at the beginning and end of each hole and uses these measurements to calculate an estimated weight of each sample. In this way the recovery of each sample can be calculated, assuming a density of 2.5, where recoveries average above 85 percent. The sampling is performed at the Company’s camp by technicians, utilising a riffle splitter, where each metre sample is split 3 times. The average 1 metre sample weight is approximately 3 kilograms, with an average of 9 kilograms for the 3 metre composite samples.

The author of the Cerro Moro Resource Estimation expressed the opinion that the various steps taken by Estelar to ensure the integrity of analytical data are consistent with standard industry practice particularly in the exploration for precious metals. The sampling procedures are consistent with the author of the Cerro Moro Resource Estimation’s understanding of the style of mineralization and structural controls in the various deposits and the examination of drill cores, particularly in regard to the recognition of mineralized intervals verified the soundness of the core sampling procedure.

Geochemical standards have been used by Estelar in all geochemical sampling and drilling programmes at Cerro Moro. From June 2003 to March 2007 the standards were inserted every 40 samples. From March 2007, standards are frequently inserted every 20 samples. The majority of standards are provided by Geostats Pty. Ltd. of Australia. To December 2009, a total of 2,129 standards have been used from over 20 different standard types with recommended assay values varying from 0.33 to 47.24 g/t Au. The assays provided by ACME have been statistically analysed and separated into categories according to the recommended standard values. This analysis demonstrated that the greatest irregularities are associated with the lowest grade samples, however, standards with higher than recommended values have returned more acceptable levels.

Geochemical blanks prepared from barren quartz have been submitted into the geochemical and drilling sample stream. From June 2003 to March 2007 the blanks were inserted every 40 samples. From March 2007 blanks are frequently inserted every 20 samples. These were offset with the standards giving a control sample every 10 samples. Approximately 90% of the results assayed either below the detection limit of 0.005 or the value 0.005 g/t Au.

Estelar’s Cerro Moro ‘database’ originally consisted of a series of separate Microsoft Excel files containing collar locations, down hole surveys, geological logging, and assays. A relational database utilising Microsoft Access was developed during the last quarter of 2007, and came into general use during 2008.  Since early 2007, the entering of new assay data has been the sole responsibility of Estelar’s chief draftsman and database manager in Argentina.

The author of the Cerro Moro Resource Estimation independently surveyed 69 drill hole locations using a hand held Garman 12XL GPS unit. Of the 69 holes only 60 holes had final survey locations recorded in the database. The remaining 9 holes were relatively recent and only had planned coordinates recorded in the database. All checked holes were drilled during 2009 and covered the full length of the Escondida prospect. No significant discrepancies were detected and all coordinates were with ±5 metres which is within the accuracy of the GPS unit used.

The author of the Cerro Moro Resource Estimation expressed the opinion that all logging, sampling and data QAQC procedures during 2009 were carried out to a high industry standard and record keeping and database management is excellent. The author of the Cerro Moro Resource Estimation also expressed his belief that the current database provides an accurate and robust representation of the Cerro Moro Project and is appropriate for ongoing resource evaluation.

Security of Samples

Sampling of rock chips, trenches and rock chip channel samples, percussion chips and drill cores has been conducted on-site by Company personnel under the supervision of experienced Company geologists.

Assay samples are placed in sealed plastic bags with a numbered sample tag firmly stapled inside the bag. Depending on individual sample size, two to six samples are then placed in larger woven plastic bags which are then sealed with cable ties and numbered in readiness for transport to the laboratory.

The majority of the Company’s samples were transported from site by Company vehicle to the bus station in either Caleta Olivia City or to Comodoro Rivadavia City. The samples were then transported by bus to the ALS Chemex preparation facility in Mendoza, Argentina. Commencing in July, 2008, due to the quantity of samples being generated at the time, samples were transported by a private contractor (30 tonne capacity truck) from site directly to the ACME sample preparation facility in Mendoza, Argentina.

The author of the Cerro Moro Resource Estimation witnessed all aspects of sample preparation and dispatch carried out by the Company’s staff. In addition, the author of the Cerro Moro Resource Estimation visited the ACME sample preparation facility in Mendoza, Argentina and noted it to be a well organised, clean and high quality facility. The author of the Cerro Moro Resource Estimation expressed the opinion that the sample preparation, security and analytical procedures employed by the Company are consistent with standard industry practice particularly in the exploration for precious metals.

Mineral Resource Estimates

On April 19, 2010, Extorre announced the second National Instrument 43-101 compliant mineral resource estimate related to the Cerro Moro gold-silver project in Argentina.  The April 2010 resource estimate of the Cerro Moro Project is the first undertaken by Cube Consulting Pty Ltd. and supersedes a previous estimate by Snowden Mining Industry Consultants announced on July 8, 2009 (Bargmann et al, 2009).

The April 19, 2010 Cerro Moro Resource Estimation was prepared by Mr. Ted Coupland, MAusIMM, CPGeo, Director and Principal Geostatistician of Cube Consulting Pty Ltd.  The mineral resource estimates have been classified and reported in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum guidelines (CIM 2005) National Instrument 43-101.  Mr. Ted Coupland is ‘independent’ and a ‘qualified person’ as defined by National Instrument 43-101.

For most prospects, a clear distinction between a main epithermal quartz vein structure and surrounding stockwork mineralisation could be determined based on detailed geological logging and core photography.  The resulting 3D mineralisation model reflects an in-situ geological model whereby no cut-off grade or minimum mining width criteria has been applied to the interpretation.  Cerro Moro mineral resources have been estimated within geologically defined volumes from which a subset has been reported above a 1 parts per million (ppm) gold equivalent cut-off.  A summary of the Cerro Moro Indicated and Inferred mineral resources above a cut-off of 1 ppm gold equivalent are shown in the following two tables:

Cerro Moro Indicated Mineral Resources above 1 ppm Gold Equivalent

Zone	Tonnes	Gold (ppm)	Silver (ppm)	Gold Equivalent Grade* (ppm)	Gold (ounces)	Silver (ounces)	Gold Equivalent Ounces*
Escondida	590,000	18.9	805	32.3	357,000	15,272,000	612,000

Cerro Moro Inferred Mineral Resources above 1 ppm Gold Equivalent

Zone	Tonnes	Gold (ppm)	Silver (ppm)	Gold Equivalent Grade* (ppm)	Gold (ounces)	Silver (ounces)	Gold Equivalent Ounces*
Escondida	432,000	3.7	155	6.3	52,000	2,158,000	88,000
Loma Escondida	68,000	10.2	504	18.6	22,000	1,098,000	41,000
Gabriela	521,000	2.4	347	8.1	40,000	5,802,000	136,000
Esperanza	371,000	2.6	175	5.5	31,000	2,090,000	65,000
Deborah	579,000	2.4	48	3.2	45,000	896,000	60,000
Total	1,971,000	3.0	190	6.1	190,000	12,044,000	390,000

*Gold equivalent values have been calculated by the Company on the basis of the following parameters:

•	Long term gold price U.S.$800/Oz

•	Long term silver price U.S.$14/Oz

•	Metallurgical recovery gold 100%

•	Metallurgical recovery silver 100%

The gold equivalent value is calculated by dividing the silver grade (ppm) by 60 (approximate ratio of gold/silver U.S.$ value) and adding it to the gold grade (ppm).

Key Assumptions, Parameters, and Methods Used to Estimate Mineral Resources

It is the opinion of the Qualified Person that the Indicated and Inferred mineral resources summarised in Table 1.1 and Table 1.2 respectively have reasonable prospects for economic extraction.  A number of factors have been taken into consideration when quantifying a subset of the Cerro Moro mineralised system with reasonable prospects for economic extraction. These include:

•
Potentially economic mineralisation at Cerro Moro occurs at relatively shallow depths, with the majority being within 200 meters of the surface.  The shallow depth of occurrence indicates that exploitation may be achieved by well-established open pit or shallow underground mining methods.

•
The gold and silver grade of the Cerro Moro mineralisation is high by world standards.  High grade mineralisation at Cerro Moro occurs in well developed “shoot-like” zones surrounded by minor occurrences of low grade material within a distinct geological structure.

•
Extorre, with the assistance of independent engineering consultants,  has recently estimated open pit mining costs at U.S.$3.40/tonne (including tailings co-disposal) and milling and processing costs at U.S.$38/tonne. These costs provide a cut-off grade of 1.8 Au ppm gold equivalent.

•	Based on preliminary metallurgical testwork gold and silver recoveries have been estimated at 95% and 90%, respectively.

•	Base assumptions for long-term gold and silver prices are U.S.$950/Oz and U.S.$16, respectively.

•	Less than 2% of the Cerro Moro gold equivalent mineral resources reported in the above Tables fall below a nominal economic cut-off grade of 1.8 Au ppm.

The Qualified Person believes that the cost and commodity price parameters set out above are consistent with those adopted by companies with similar sized projects elsewhere in the world. While the Qualified Person believes that the long-term gold and silver price assumptions of U.S.$950/Oz and U.S.$16/Oz, respectively, provide an appropriate basis for project evaluation, recent commodity spot prices have reached significantly higher levels.  During October 2010 gold and silver spot prices traded in excess of U.S.$1,300/Oz and U.S.$22.00 respectively.  It is the Qualified Person’s opinion that at current commodity spot prices there is a reasonable expectation that material below the 1.0 Au ppm gold equivalent cut-off used for reporting current mineral resources may become available for economic extraction.

The Qualified Person has extensive experience in mining similar deposits in other parts of the world with both open pit and underground methods and expects mining will be focused on extracting the full geological structure including some peripheral sub-grade mineralised material. It is the Qualified Person’s opinion that the small proportion of mineralised material that falls below a nominal economic cut-off grade of 1.8 Au ppm should be included within reportable resources as there is a strong likelihood that the majority of this material will be mined in conjunction with extracting the potentially economic component of the mineralised system. The Qualified Person believes that a range of potentially viable low grade processing options, such as heap leach technology, may provide realistic opportunities to exploit lower grade resources in the Cerro Moro project area. These options could be particularly attractive given the relatively shallow nature of mineralisation readily amenable to open-pit mining.  Such options could result in processing costs being as low as U.S.$5.50/tonne resulting in potentially economic cut-off grades of 0.3 Au ppm gold equivalent.

Exploration and Development

Based on the significant gold and silver mineralisation encountered at the various prospects at Cerro Moro to date, coupled with the interpreted potential for new discoveries on the property, numerous work programs are recommended to progress the project to a potential development stage decision.

Drilling

For the period November 2010 until mid 2011 a three component drill program is proposed:

1.           PRE FEASIBILITY STUDY RELATED RESOURCE DRILLING: The primary goal of the Pre Feasibility Study Related Resource Drilling is the conversion of existing Inferred Resource category mineralization to the higher confidence Indicated Resource category. This drilling will be focussed on the Loma Escondida, Gabriela and Esperanza prospects.

2.           NEW RESOURCE DRILLING:  It is proposed that drilling at Cerro Moro continue at the Escondida, Loma Escondida, Gabriela, Martina, Lucia, and Carla prospects with the aim of extending known mineralization laterally and at depth at a sufficient drill spacing to enable the possible inclusion of new Inferred Resources in the next scheduled estimate.

3.           DISCOVERY DRILLING:  Continue drilling new targets on the Cerro Moro property with the aim of discovering more Escondida-style mineralization.

Resource Estimation

An updated resource estimation for the Cerro Moro Project, compliant with the CIM Mineral Resource and Mineral Reserve Definitions, is scheduled to be completed during the second quarter of 2011.  The cut-off date for drilling to be included in this new resource calculation is expected to be around mid-March, 2011.

Mining

Using the updated resource estimation, which will include a significant proportion of higher confidence Indicated category resources, and utilizing the results of the Pre-Feasibility study, a mineral reserve estimation will be reported. With these results, more detailed mine planning and production schedules will be generated for both underground and open pit options.

A proposal for the construction of an exploration decline at the Escondida Far West ore shoot is also currently being evaluated.  The Far West decline would have a longitudinal extension of approximately 2.3 km, a total vertical height of 240 m, and have a gradient of 10-12 percent, and would ultimately become the haulage route for ore taken out of the underground mining operation.  The construction of this decline is expected to take approximately 18 months.

Base Line Studies

Base line studies are ongoing in support of the environmental approvals and permits required for mine development. As part of this work, and as a preliminary stage of development planning, a proposal to review alternative water sources in the area has been initiated.

Infrastructure and Engineering

In-house engineering and mine planning studies are being designed to lead to the completion of a Pre Feasibility Study by mid-2011. This work will be done at a sufficient level of detail in order to allow Extorre´s board to make a production decision for Cerro Moro.

Metallurgical Test Work

Further metallurgical testwork is to be undertaken on ore samples from Cerro Moro, in particular, work designed to determine the influence of illite and other clays on the filtering process for the proposed co-disposal of tailings. In addition, further metallurgical testwork will start on aspects such as thickening, filtration and recovery of gold and silver from solution (“Merrill Crowe testwork”). More comminution testwork of a similar nature will be carried out to extend and confirm the results to date.

Proposed Budget

The work described above for Cerro Moro for the period November 1, 2010, to September 30, 2011, is budgeted to cost an approximate U.S.$31,150,000.  This figure includes 64,500 metres of diamond drilling and assaying, support staff, support costs (camp costs, etc), Pre-Feasibility Study-level development studies, environmental and community, and the commencement of construction of an exploration decline on the Escondida Far West ore shoot. As future work programs are designed in detail, the associated costs will be updated.

Proposed Preliminary Budget Estimate for Cerro Moro

Activity	U.S. $
Drilling	$9,400,000
Assaying	$2,500,000
Geological Supervision, Technicians, Field Staff	$2,700,000
Support Costs	$1,500,000
Infrastructure, Pre Feasibility Development Studies	$3,800,000
Environmental Studies / Community	$1,000,000
Infrastructure & Property Purchases	$6,000,000
Exploration Decline (Subject to Board Approval)	$4,000,000
Miscellaneous	$250,000
TOTAL	$31,150,000

The author of the Cerro Moro PEA considers the above listed recommendations and preliminary estimated budget as appropriate with the stage of the project and that Cerro Moro exhibits sufficient potential to justify the work.

Specialized Skills

Our business will require specialized skills and knowledge in the areas of geology, drilling, planning, implementation of exploration programs, and compliance. We expect to be able to locate and retain such professionals in Canada, Australia and Argentina.

Competitive Conditions

We operate in a very competitive industry, and will compete with other companies many of which have greater technical and financial facilities for the acquisition and development of mineral properties, as well as for the recruitment and retention of qualified employees and consultants. However, in the wake of the financial crisis, many companies in the junior resource sector were required to reduce or eliminate portions of their operational activities and/or have vendors reduce costs. This on-going financial crisis has temporarily reduced demand for many of these exploration service providers and some costs have come down.

Business Cycles

Late in 2008, the ongoing credit crisis in the United States sent many economies, including the Canadian economy, into a recession. The current recessionary conditions have also created a volatile commodity market. Many junior mining companies who rely on certain commodity prices have been affected as a result of these volatile conditions. Some companies have been forced to abandon or delay work on certain projects until prices are such that further work becomes economically viable. We expect to continue the exploration activities in Argentina as gold prices are such that gold mining, depending on the project, is potentially economically viable.

Despite the economic conditions, gold prices have remained high as it is traditionally seen as a hedge against the devaluation of currency or inflation. Low investor confidence through this recessionary period has also resulted in the lack of available risk capital and many companies which rely on risk capital to continue to fund operations have encountered difficulty in raising such capital.

In addition to commodity price cycles and recessionary periods, exploration activity may also be affected by seasonal and irregular weather conditions in Argentina. In particular, exploration on some of our properties may not be possible in the winter.

Employees and Management

We have 6 employees in Canada (all employed on a part-time basis) and 75 employees in Argentina (69 employed on a full-time basis and 6 employed on a part-time basis). We also expect to rely on and engage consultants on a contract basis to provide services, management and personnel who will assist us to carry on our administrative or exploration activities in Canada and Argentina.

Our management team consists of those individuals identified under “Directors and Officers” below.

Foreign Operations

Mineral exploration and mining activities in Argentina may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions may adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Argentina’s status as a developing country may make it more difficult for us to obtain any required exploration, development and production financing for our projects.

Social or Environmental Policies

Our “Environment and Corporate Social Responsibility Principles and Policies” set out the principles that all directors, management and employees are required to adhere to while conducting Company business. The principles are (i) environmental stewardship, which sets the objective of minimizing negative impacts on the environment; (ii) the commitment to conduct due diligence before undertaking material activities on the ground to ensure proper management of issues surrounding these activities; (iii) a commitment to engage host communities and other affected and interested parties by including all parties and providing clear and accurate information; (iv) contribute to community development; (v) upholding human rights; (vi) safeguarding the health and safety of workers and local populations by implementing sound health and safety policies; (vii) a commitment to accurate and transparent reporting; and (viii) the commitment to ethical business practices.

ITEM 4A.      UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In 2009, management of Exeter Resource Corporation (“Exeter”) undertook a strategic review of the alternatives available to improve the identification and valuation of its key assets and thereby maximize shareholder value. Based on this review, management determined that it would be in the best interest of Exeter to separate its Argentine assets into a separate company to enable the market to more accurately reflect the value of each of Exeter’s main mineral property assets of Caspiche in Chile and Cerro Moro in Argentina.

On December 21, 2009, Exeter incorporated 7300492 Canada Inc. and changed its name to Extorre Gold Mines Limited (“Extorre”) on February 5, 2010. On February 5, 2010 Exeter and Extorre entered into an arrangement agreement setting out the terms and conditions of a Canadian plan of arrangement involving Exeter, its shareholders and Extorre in which all of the shares of two wholly-owned subsidiaries of Exeter holding its Argentinean properties would be transferred to Extorre. On March 11, 2010, the shareholders of Exeter approved the Arrangement involving Exeter, its shareholders and Extorre under the provisions of the Business Corporations Act (British Columbia). The Arrangement was approved by a final order of the Supreme Court of British Columbia on March 12, 2010. Our common shares commenced trading on the Toronto Stock Exchange on March 18, 2010. As a result of the completion of the Arrangement, we now hold all of Exeter’s former Argentine assets, including the Cerro Moro property located in Santa Cruz Province, Argentina and the Don Sixto property located in Mendoza Province, Argentina. We intend to focus on the development of the Cerro Moro Project.

The financial statements of Extorre Gold Mines Limited that are included in this registration statement reflect only the operations of the Argentine operations previously held by Exeter and which were transferred to us upon completion of the Arrangement.  The Caspiche property in Chile was not transferred to us.  Pro-forma financial statements for Extorre Gold Mines Limited have not been included as the historical financial information that has been presented, in the form of the Extorre Statements,  fully reflects the Company  following completion of the Arrangement.

A.           Operating Results

The following discussion of our financial condition, changes in cash flows, and results of operations for the past three fiscal years is based on our audited consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with those audited consolidated financial statements and the related notes included therein. Our consolidated financial statements, stated in Canadian dollars and prepared in accordance with Canadian generally accepted accounting principles, the application of which, in the case of the Company, conforms quantitatively in all material respects for the periods presented with United States generally accepted accounting principles except for the measurement differences referred to in Note 15 to our audited consolidated financial statements. Our audited consolidated financial statements were prepared on a going-concern basis, which assumes that we will be able to realize assets and discharge liabilities in the normal course of business.

From incorporation on December 21, 2009, we have been a natural resource company, engaged in the business of exploration. At this stage of our development, we have no producing properties, and, consequently, have no operating income or cash flow.

Under the Arrangement with Exeter effective March 12, 2010, we received $25.0 million in working capital from Exeter. In addition we completed an equity financing of Cdn.$40,495,000 in September 2010.  Because all of our properties are at the exploration stage and we have no other sources of capital with which to fund our activities, and consequently over the next several years we expect to raise funds through successive equity issuances. The timing of such financings will depend, among other factors, on the success of our exploration programs, our ability to attract joint-venture partners (to assist with the cost of exploration), and the general state of the resource industry.

Our activities are directed primarily at mineral exploration. We do not have a producing mine or processing facility. Activities over the last three years include the exploration of our Cerro Moro Project and other projects and general exploration to locate and evaluate mineral properties that have been or may be acquired by us. Excess cash is invested by us in short-term investments.

We have not yet determined whether our properties contain ore reserves that are economically recoverable. As a result, we are considered an exploration stage company.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the completion of positive feasibility studies, the confirmation of our interest in the underlying mineral claims, our ability to obtain necessary regulatory and environmental operating permits, our ability to obtain necessary financing to complete exploration and development, and the future profitable production therefrom or the disposition thereof.

Variation in Operating Results

We are presently exploring our properties for sufficient reserves to justify production. None of our properties are yet in production, and, consequently, the properties do not produce revenue. Until such time as a production decision is made on one of our properties, little variation is expected in operating results from year to year, except that administration expenditures and exploration expenditures will increase or decrease, depending on the success of our exploration programs, and our ability to finance such programs.

We derive interest income on our bank deposits and other short-term deposits. Changes in the amount of interest received will be affected by changes in the rate of interest received on such deposits and the amount of cash held on deposit. We do not have any revenue from operations; consequently, cash balances will decline unless additional cash is received from the issue of securities or from the sale of our projects.

Management periodically reviews the results of exploration, both internally, and externally with the assistance of mining professionals. Decisions to abandon, reduce, or expand exploration efforts on a property are based upon many factors, including geological assessment of the exploration potential of the property, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labour and capital costs.

New Projects

While our activities are currently focussed on our Cerro Moro project, additional precious and base metals projects may present themselves from time to time which could enhance shareholder value. There is no assurance that we will identify or acquire new projects on terms acceptable to us.

Administration

Administrative expenses during fiscal 2010 and 2011 may not be similar to those of 2009, as 2009 expenditures were based on an allocation of Exeter’s administration expenditures and may also increase significantly should we acquire new projects or increase our activities requiring additional administrative support. Expenses for future periods cannot be predicted.

Results of Operations

Our unaudited interim consolidated financial statements for the third quarter ended September 30, 2010 have been prepared in accordance with Canadian generally accepted accounting principles and practices. The following selected financial information is taken from the year end audited financial statements for the year ended December 31, 2009 and the interim financial statements for the nine month period ended September 30, 2010.

Year Ended December 31, 2009

We ended the 2009 fiscal year with $465,000 of cash. During the year a National Instrument 43-101 compliant resource estimate was released for Cerro Moro in July. We spent approximately $7.5 million on exploration excluding stock based compensation in the year ended December 31, 2009, mainly at our Cerro Moro Project. Exploration activities on our Cerro Moro Project continued during the year as we continued with our in-fill drilling program designed to better define the Escondida vein system and prepare for the release of the updated National Instrument 43-101 resources estimates. Stock based compensation expense of $3.0 million in the year was primarily due to the granting of options and recognizing the expense associated with the vesting of certain stock options that were previously granted to our employees and consultants by Exeter.

Year Ended December 31, 2009 compared to the Year Ended December 31, 2008

The loss for the year of $14.5 million represents a decrease of $3.8 million when compared to the $18.3 million loss incurred in 2008.  This is primarily due to a decrease in stock based compensation of $168,000.  We ended the year with $465,000 of cash. We spent approximately $10.0 million on exploration excluding stock based compensation in the year ended December 31, 2009, compared to $13.3 million in 2008, mainly at our Cerro Moro Project. Exploration activities on our Cerro Moro Project continued during the year as we continued with our in-fill drilling program designed to better define the Escondida vein system and prepare for the release of the updated National Instrument 43-101 resources estimates. Stock based compensation expense of $3.0 million in the year was primarily due to the granting of options and recognizing the expense associated with the vesting of certain stock options that were previously granted to our employees and consultants by Exeter.

Year Ended December 31, 2008 compared to the Year Ended December 31, 2007

We ended the year with $414,000 of cash. We spent approximately $13.3 million on exploration excluding stock based compensation in the year ended December 31, 2008, mainly at our Cerro Moro Project. Exploration activities on our Cerro Moro Project continued during the year as we continued with our drilling program designed to better define the Escondida vein system and prepare for the release of the updated National Instrument 43-101 resources estimates. Stock based compensation expense of $2.8 million in the year was primarily due to the granting of options and recognizing the expense associated with the vesting of certain stock options that were previously granted to our employees and consultants by Exeter.

Third Quarter Ended September 30, 2010

The Company ended the third quarter with $53.6 million of cash and cash equivalents. The Company spent approximately $5.5 million on exploration excluding stock based compensation in the third quarter of 2010, mainly at its Cerro Moro project. Exploration activities on its Cerro Moro project continued in the third quarter as the Company continued with its in-fill drilling program designed to better define the Escondida vein system and on exploration of new zones. Stock based compensation expense of $4.3 million in the nine month period ended September 30, 2010 was primarily due to the granting of options and recognizing the expense associated with the vesting of certain stock options that were previously granted to Argentine Business employees and consultants by Exeter.

Third Quarter Ended September 30, 2010 compared to the Second Quarter Ended June 30, 2010

The third quarter loss of $7.7 million is $1.0 million higher than the loss of $6.7 million incurred in the second quarter of 2010. Higher exploration expenses in the third quarter, about $0.7 million more than that of the second quarter as a result of ongoing exploration activities at Cerro Moro explain part of the increase while the rest of the difference is due to higher stock based compensation expense which was $0.7 million higher in the third quarter than in the second quarter mainly due to the grant of new stock options and the vesting of options during the current quarter.

Third Quarter 2010 Compared to Third Quarter 2009

The loss in the third quarter of 2010 of $7.7 million is significantly higher than the loss incurred in the third quarter of 2009 of $3.4 million. Throughout 2009, as results at Cerro Moro continued to be favourable, management increased exploration activities.  This increase in exploration activity which continued throughout 2010, compared to the reduced level of expenses in mid 2009 in response to the economic downturn as a result of the credit crisis, accounts for the large difference in expenditures between the quarters.

B.           Liquidity and Capital Resources

Our primary source of funds, since incorporation, has been the $25.0 million we received from Exeter under the Arrangement. In addition, on September 28, 2010, we closed an equity private placement of 9,100,000 common shares at a price of $4.45 per common share for gross proceeds of Cdn.$40,495,000. We have no revenues from mining operations to date and do not anticipate mining revenues in the foreseeable future.

Our cash and cash equivalent balances at December 31, 2009 totalled $465,000, compared with $414,000 at December 31, 2008 and $53.6 million at September 30, 2010. Aside from such cash and equivalents, we have no material unused sources of liquid assets.

We have no loans or bank debt and there are no restrictions on the use of our cash resources.

At December 31, 2009, we had met all our expenditure requirements under the various agreements pursuant to which we hold properties or have interests.  By agreement with certain vendors, annual payments have not been made on some properties due to the anti-mining legislation in Mendoza.  See “Item 4.D. - Property, Plant and Equipment.”

We may decide to acquire new properties or increase our exploration activities, at which time we may require additional equity financing. Any decision to undertake new equity financing will be based upon the results of ongoing exploration and the response of the equity markets to our property holdings, exploration results, and business plan.

Our negative working capital at December 31, 2009 totalled $843,000. We believe that we will have sufficient cash resources, due to the $25.0 million of cash transferred from Exeter on completion of the Arrangement and the net proceeds of the September 2010 equity financing, to fund our planned operations for the next twelve months; however, additional funds will be required, if we increase our planned exploration activities or if new projects are acquired. We do not have any source of funds, other than from the issuance of securities and the possible joint venture or sale of our mineral properties. There is no assurance that funding will be available to meet future requirements. If funding cannot be secured, we may be forced to curtail our exploration, relinquish certain of our properties, or allow our interest to be diluted pursuant to the terms of any joint venture or option agreements.

Additional funds will be required, if we increase our planned activities, and to fund future activities on the Cerro Moro Project, or if we decide to acquire additional exploration projects. Management anticipates that it will raise any required funds through the issuance of securities. The exact timing, nature and amount of such fundraising will be dependent upon market conditions.

C.           Research and Development, Patents and Licences, etc.

We conduct no research and development activities, nor do we depend upon any patents or licenses. For a description of our mineral exploration activities, please see Item 4D – Property, Plant and Equipment.

D.           Trend Information

As we are a mineral exploration company with no producing properties, the information required by this section is  not applicable.

E.           Off-Balance Sheet Arrangements

We currently have no “Off-Balance Sheet Arrangements” as defined in the “General Instructions Part 1 Item 5E” of Form 20-F.

F.           Tabular Disclosure of Contractual Obligations

We lease offices in Vancouver and Argentina and have expenditure and option payment obligations related to our properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time, if exploration results so warrant.  Commitments as at December 31, 2009 are summarized in the tables below.

	Payments Due by Year (000’s)
Cash Payments	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Office leases	$31	$27	$4	$-	$-
Total	$31	$27	$4	$-	$-
Property Access Agreements	Expenditures Due by Year (000’s)
Cerro Moro	$138	$85	$53	$-	$-
Total	$138	$85	$53	$-	$-

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth the name of each of our directors and executive officers, as well as such individual’s place of residence, position with the Company, principal business activities performed outside the Company and period of service as a director (if applicable).

Directors and Executive Officers

Name	Position With Extorre	Principal Business Activity Outside Extorre	Director Since

Bryce Roxburgh Philippines	Co-Chairman	Chief Executive Officer of Exeter Resource Corporation	March 11, 2010

Yale Simpson West Vancouver, British Columbia, Canada	Co-Chairman	Chairman of Exeter Resource Corporation	March 11, 2010

Robert Reynolds(1)(2) Sydney, Australia	Director	Chairman of Avoca Resources Limited	March 11, 2010

Ignacio Celorrio(1)(2) Buenos Aires, Argentina	Director	Lawyer with Quevedo Abogados, President of Malbex San Juan S.A., President of Minera Cielo Azul S.A., and President of InversionesMinerasAustrales S.A.	March 11, 2010

James Strauss(2) London, UK	Director	Partner of Strauss Partners LLP	September 9, 2010

George Lawton(1) Vancouver, British Columbia, Canada	Director	Chartered Accountant and Consulting Business Advisor	September 9, 2010

Eric Roth Santiago, Chile	President, Chief Executive Officer and Director	N/A	March 11, 2010

Darcy Daubaras(3) North Vancouver, British Columbia, Canada	Chief Financial Officer	Chief Financial Officer of Rugby Mining Limited and Financial Manager of Exeter Resource Corporation	N/A

Cecil Bond(3) Langley, British Columbia, Canada	Vice President Finance	Chief Financial Officer of Exeter Resource Corporation	N/A

Louis Montpellier(3) Vancouver, British Columbia, Canada	Vice President Corporate Development and Legal Counsel	Vice President Corporate Development, Legal Counsel of Exeter Resource Corporation and Barrister & Solicitor	N/A

(1)	Denotes member of the Audit Committee.
(2)	Denotes member of the Compensation Committee.
(3)
Mr. Daubaras devotes 40% of his employment time to his duties as Chief Financial Officer of Extorre, 50% of his employment time to his duties as Financial Manager for Exeter Resource Corporation, and 10% of his employment time to his duties as Chief Financial Officer of Rugby Mining Limited. Mr. Montpellier’s consulting time as Vice President Corporate Development and Legal Counsel is divided approximately equally between Extorre and Exeter Resource Corporation. Mr. Bond’s consulting time as a financial officer is divided approximately equally between Extorre and Exeter Resource Corporation.

The following are brief biographies of our directors and executive officers.

Bryce G. Roxburgh – Co-Chairman of the Board of Directors

Bryce Roxburgh graduated with a Bachelor of Science degree in geology and geophysics from Sydney University in 1971 and has 30 years of experience in the exploration and mining industry including successfully negotiating numerous joint venture agreements. Between 1971 and 1989, Mr. Roxburgh worked for international mining groups, Amoco Minerals Australia Company and Cyprus Mines Corporation, where as Regional Manager for Eastern Australia & South East Asia he was responsible for the exploration teams which discovered the Selwyn, Red Dome and Junction Reef ore-bodies. Between 1989 and 2000, Mr. Roxburgh was Exploration Manager for Arimco N.L. and Climax Mining Limited in East Australia, South East Asia and South America where he was responsible for the teams which discovered the Dinkidi ore-body in the Philippines, and the Don Sixto gold deposit in Argentina. From July 2000 to January 2004, Mr. Roxburgh worked as an independent consultant until becoming chief executive officer for Exeter Resource Corporation where he has worked until now. Mr. Roxburgh is currently a director of Rugby Mining Limited and Exeter Resource Corporation.

Yale R. Simpson – Co-Chairman of the Board of Directors

Yale Simpson has a Bachelor of Applied Science (geological engineering) from the University of British Columbia. Mr. Simpson has more than thirty years of experience as a senior geologist, exploration manager and CEO of companies involved in exploration and development projects in Australia, Africa, Eastern Europe and Argentina. Those companies included Pennzoil Company, Chevron Exploration, Australmin Holdings, Black Swan Gold Mines Ltd. and Argosy Minerals Inc. Mr. Simpson and his exploration teams are credited with the exploration and development of the Porphyry, Mt. Wilkinson, Tuckabiana and Whistler gold mines in Australia. Mr. Simpson’s particular expertise is in strategic planning and corporate communications. Mr. Simpson is currently chairman of Exeter Resource Corporation and a director of Rugby Mining Limited, Diamonds North Resources Ltd., Dynasty Metals and Mining Inc., and Silver Quest Resources Ltd.

Robert Reynolds – Director

Robert Reynolds is a Chartered Accountant has been involved in exploration and resource development companies for over 30 years. He has held various positions, including that of Executive Director of Delta Gold Ltd. from 1987 to 1996, responsible for corporate planning, finance and administration. He also participated in the development of the Granny Smith and Kanowna Belle mines in Western Australia, and the Hartley Platinum Mine in Zimbabwe. Currently Mr. Reynolds is the Chairman of successful Australian gold miner and explorer, Avoca Resources Limited, and a director of Exeter Resource Corporation, Rugby Mining Limited and Global Geoscience Limited.

Ignacio Celorrio – Director

Ignacio Celorrio received his law degree from the Catholic University of Buenos Aires in 1996 and a Post-Graduate Specialization in Oil & Gas from the University of Buenos Aires in 2000. Mr. Celorrio is a member of the Buenos Aires Bar and has been a partner with Quevedo Abogados, a Buenos Aires law firm, since November 2007 where he practices in the areas of foreign investment, corporate and administrative law, principally in the natural resource and energy area. Mr. Celorrio has presided over several TSX-listed companies’ Argentinean subsidiaries, performing mining exploration in Argentina and is currently the president of the Argentina Uranium Exploration Companies Chamber and a member of the Argentina Mining Chamber Board.

James Strauss – Director

Jamie Strauss has worked for 25 years as a stockbroker in The City of London, specialising in the corporate resource arena. Having left BMO Capital Markets as Managing Director of UK in 2009, Mr  Strauss is currently a Director of mining finance boutique, Strauss Partners. Mr Strauss has raised in excess of $1 billion in recent years for projects spanning the globe in both the energy and mineral world from leading institutions in North America, Australia and Europe.  Mr Strauss has been a committee member of the Association of Mining Analysts for the last four years.

George Lawton – Director

George Lawton is a Chartered Accountant with more than 20 years of financial experience in companies in diverse industries. His experience includes all aspects of financial reporting and accounting (external and internal), M&A integration, balance sheet restructuring, financial planning, and debt financing.  Most recently he was the Senior VP of Operational Finance for Uranium One Inc. where he was responsible for management reporting, financial planning, internal audit, enterprise risk management, and information technology.

Eric Roth – President, Chief Executive Officer and Director

Eric Roth completed a PhD in Economic Geology at the University of Western Australia and was recently Head of Global Greenfields Exploration for AngloGold Ashanti from November 2005 to March 2008. From 2002 to 2005, Dr. Roth was Senior Evaluations Geologist for AngloGold Ashanti and from July 1996 to November 2001, Dr. Roth was Exploration Manager (Chile) for Aur Resources Inc. Dr. Roth is domiciled in Santiago and has significant experience in both mine geology and exploration in South America. Dr. Roth has an excellent knowledge of the various styles of precious metal deposits in South America, with a bias towards the economic evaluation of advanced projects.

Darcy Daubaras – Chief Financial Officer

Darcy Daubaras is a Chartered Accountant and Certified Public Accountant with over 15 years of combined experience in both industry and public practice. Mr. Daubaras graduated with a Bachelor of Commerce degree from the University of Victoria and spent 8 years working for Ernst & Young LLP in Vancouver.  Before joining the junior mining industry in 2008, Mr. Daubaras’ experience was in the marine transportation and forestry industries.  Mr. Daubaras has widespread knowledge of Sarbanes Oxley, internal controls, Canadian and U.S. regulatory compliance matters, and management reporting.  Mr. Daubaras is a member of the Institute of Chartered Accountants in Canada, and the American Institute of Certified Public Accountants.  Currently, Mr. Daubaras is the Chief Financial Officer of Rugby Mining Limited.

Cecil Bond – Vice President Finance

Cecil Bond is a Chartered Accountant with more than 20 years of experience. Mr. Bond has over 15 years’ experience in the resource industry and has held various positions including the CFO and CEO of various junior resource companies. Currently he is the chief financial officer of Exeter Resource Corporation and a director of Rugby Mining Limited and Argosy Minerals Inc. Mr. Bond also holds senior positions in a number of private companies.

Louis Montpellier – Vice President Corporate Development and Legal Counsel

Mr. Montpellier has been practising law in Vancouver, British Columbia since 1981 and since 1983 has worked exclusively in the capital markets as a mining lawyer advising emerging and listed public companies. During that period, Mr. Montpellier has assisted a wide range of mineral exploration and development companies in the entire spectrum of corporate finance activities, from accessing seed capital for private companies through to IPO’s and subsequent public and private financings. Mr. Montpellier also has experience in project financing for mining companies, acting both for lenders and borrowers, with a particular emphasis on the financing of mineral projects. Mr. Montpellier is identified in a number of publications as one of Canada’s leading mining lawyers and has a wide range of experience in the mineral exploration and development business.  Currently he is a director and the vice president corporate development and legal counsel for Exeter Resource Corporation, and a director of Abacus Mining & Exploration Corporation and Lithic Resources Ltd.

B.      Compensation

Compensation for Fiscal 2010

The aggregate amount of compensation paid by the Company and our subsidiaries during our most recent fiscal year (from January 1, 2010 to December 31, 2010), directly and indirectly, including directors’ fees, to all officers and directors in their capacity as such, was $698,541.

Compensation to Directors

We have no current arrangements pursuant to which our directors are compensated by the Company or our subsidiaries for their services to the Company or our subsidiaries in their capacity as directors or in any other capacity, except for the grant of stock options which are granted pursuant to the Company’s stock option plan at the discretion of the Board.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. Other than as indicated above or in “Item 6C – Board Practices”, no director received any compensation for his services as a director or in any other capacity.

Compensation to Officers

Upon completion of the Arrangement with Exeter, we began paying Eric Roth, our President and Chief Executive Officer, an annual consulting fee of Cdn.$300,000 pursuant to a Consulting Agreement dated January 18, 2010.  Effective September 1, 2010, Mr. Roth received an increased monthly consulting fee of Cdn.$29,166.67. Pursuant to the Consulting Agreement, Mr. Roth has agreed to perform the duties and responsibilities of our President and Chief Executive Officer for a term of two years on a full time basis. Mr. Roth is eligible for an annual performance bonus at the discretion of our Board in each year, will be eligible to receive grants of stock options under our stock option plan (described below) in the sole discretion of our Board, and will be reimbursed for reasonable travelling and other direct expenses actually and properly incurred in connection with his services under the Agreement. Mr. Roth has been granted options to purchase common shares, as set forth under Item 6.E – “Share Ownership”.

Effective September 1, 2010, we entered into an Employment Agreement with Darcy Daubaras, pursuant to which Mr. Daubaras has agreed to perform the duties and responsibilities of our Chief Financial Officer until the Agreement is terminated in accordance with its terms. In return for his services, Mr. Daubaras will receive an annual salary of Cdn.$100,000, will be eligible for an annual performance bonus at the discretion of our Board in each year, will be eligible to receive grants of stock options under our stock option plan (described below) in the sole discretion of our Board, and will be reimbursed for reasonable travelling and other direct expenses actually and properly incurred in connection with his services under the Agreement. Mr. Daubaras has been granted options to purchase common shares, as set forth under Item 6.E – “Share Ownership”. For so long as Mr. Daubaras is an employee of the Company, Mr. Daubaras has agreed, in accordance with the corporate focus of the Company on its high-grade Cerro Moro Project, to present to the Company in priority to any other party, any opportunity which comes to Mr. Daubaras for the acquisition of an interest in high grade gold/silver opportunities in Santa Cruz province, Argentina.

Effective September 1, 2010, we entered into a Consulting Agreement with 667060 BC Ltd., a company controlled by Cecil Bond (“667060”), pursuant to which 667060 has agreed to provide certain consulting services as well as the services of Mr. Bond as our Vice President Finance for a term of two years devoting a minimum of approximately 95 days per year to such services. In return for its services, 667060 will receive a monthly consulting fee of Cdn.$16,166.67, will be eligible for an annual performance bonus at the discretion of our Board in each year, will be eligible to receive grants of stock options under our stock option plan (described below) in the sole discretion of our Board, and will be reimbursed for reasonable travelling and other direct expenses actually and properly incurred in connection with its services under the Agreement. Mr. Bond has been granted options to purchase common shares, as set forth under Item 6.E – “Share Ownership”. For so long as Mr. Bond is an officer of the Company or any of its subsidiaries or affiliates, 667060 and Mr. Bond have agreed, in accordance with the corporate focus of the Company on its high-grade Cerro Moro Project, to present to the Company in priority to any other party, any opportunity which comes to 667060 or Mr. Bond for the acquisition of an interest in high grade gold/silver opportunities in Santa Cruz province, Argentina.

Effective September 1, 2010, we entered into a Consulting Agreement with Canaust Resource Consultants Ltd., a company controlled by Yale Simpson (“Canaust”), pursuant to which Canaust has agreed to provide certain consulting services as well as the services of Mr. Simpson as of our Co-Chairman of the Board for a term of two years devoting a minimum of approximately 90 days per year to such services. In return for its services, Canaust will receive a monthly consulting fee of Cdn.$14,583.33, will be eligible for an annual performance bonus at the discretion of our Board in each year, will be eligible to receive grants of stock options under our stock option plan (described below) in the sole discretion of our Board, and will be reimbursed for reasonable travelling and other direct expenses actually and properly incurred in connection with its services under the Agreement. Mr. Simpson has been granted options to purchase common shares, as set forth under Item 6.E – “Share Ownership”. For so long as Mr. Simpson is an officer or director of the Company or any of its subsidiaries or affiliates, Canaust and Mr. Simpson have agreed, in accordance with the corporate focus of the Company on its high-grade Cerro Moro Project, to present to the Company in priority to any other party, any opportunity which comes to Canaust or Mr. Simpson for the acquisition of an interest in high grade gold/silver opportunities in Santa Cruz province, Argentina.

Effective September 1, 2010, we entered into a Consulting Agreement with Rowen Company Limited., a company controlled by Bryce Roxburgh (“Rowen”), pursuant to which Rowen has agreed to provide certain consulting services as well as the services of Mr. Roxburgh as of our Co-Chairman of the Board for a term of two years devoting a minimum of approximately 60 days per year to such services. In return for its services, Rowen will receive a monthly consulting fee of Cdn.$11,666.66, will be eligible for an annual performance bonus at the discretion of our Board in each year, will be eligible to receive grants of stock options under our stock option plan (described below) in the sole discretion of our Board, and will be reimbursed for reasonable travelling and other direct expenses actually and properly incurred in connection with its services under the Agreement. Mr. Roxburgh has been granted options to purchase common shares, as set forth under Item 6.E – “Share Ownership”. For so long as Mr. Roxburgh is an officer or director of the Company or any of its subsidiaries or affiliates, Rowen and Mr. Roxburgh have agreed, in accordance with the corporate focus of the Company on its high-grade Cerro Moro Project, to present to the Company in priority to any other party, any opportunity which comes to Rowen or Mr. Roxburgh for the acquisition of an interest in high grade gold/silver opportunities in Santa Cruz province, Argentina.

Effective September 1, 2010, we entered into a Consulting Agreement with Patrocinium Services Corporation, a company controlled by Louis Montpellier (“Patrocinium”), pursuant to which Patrocinium has agreed to provide certain consulting services as well as the services of our Vice-President Corporate Development and Legal Counsel for a term of two years devoting a minimum of approximately 100 days per year to such services. In return for its services, Patrocinium will receive a monthly consulting fee of Cdn.$16,667, will be eligible for an annual performance bonus at the discretion of our Board in each year, will be eligible to receive grants of stock options under our stock option plan (described below) in the sole discretion of our Board, and will be reimbursed for reasonable travelling and other direct expenses actually and properly incurred in connection with its services under the Agreement. Mr. Montpellier has been granted options to purchase common shares, as set forth under Item 6.E – “Share Ownership”. For so long as Mr. Montpellier is an officer or director of the Company or any of its subsidiaries or affiliates, Patrocinium and Mr. Montpellier have agreed, in accordance with the corporate focus of the Company on its high-grade Cerro Moro Project, to present to the Company in priority to any other party, any opportunity which comes to Patrocinium or Mr. Montpellier for the acquisition of an interest in high grade gold/silver opportunities in Santa Cruz province, Argentina.

Share Based Compensation

We have adopted a stock option plan, which was approved by shareholders on March 11, 2010 (referred to as the Plan), in order to assist us to provide incentive compensation to directors, officers, employees and consultants of the Company and our subsidiaries as well as to assist the Company and our subsidiaries in attracting, motivating and retaining qualified directors, management personnel and consultants. The purpose of the Plan is to provide additional incentive for participants’ efforts to promote the growth and success of our business. The Plan is administered by our Compensation Committee, which designates, from time to time, the recipients of grants and the terms and conditions of each grant, in each case in accordance with applicable securities laws and stock exchange requirements.

The aggregate maximum number of our common shares available for issuance from treasury under the Plan and all of our other security based compensation arrangements at any given time is 15% of our issued and outstanding common shares as at the date of grant of a stock option, subject to certain adjustments. As a “rolling” plan, the Plan contains an “evergreen” feature whereby any options which has been granted under the Plan and which have been exercised or which have been cancelled, repurchased, expired or terminated in accordance with the terms of the Plan will automatically “reload” and be available for future grants under the Plan. The Toronto Stock Exchange requires that plans containing an “evergreen” feature be submitted to shareholders for ratification every three years.

As at February 28, 2011, there are options to purchase approximately 12,126,775 common shares issued and outstanding under the Plan. This represents approximately 13.9% of our total issued and outstanding common shares. As at February 28, 2011, there are options to purchase approximately 1,003,831 common shares remaining available for grant. This represents approximately 1.1% of our total issued and outstanding common shares.

Except in respect of the options that were granted pursuant to the Arrangement with Exeter, the minimum exercise price of any options issued under the Plan will be the last daily closing price per common share on the Toronto Stock Exchange on the trading day immediately preceding the grant date.

The Plan limits insider participation such that the number of common shares reserved for issuance and issuable within a one-year period to insiders, under the Plan and any other security-based compensation arrangement, does not exceed 10% of issued and outstanding common shares. Other than the limits to insiders, the Plan does not provide for a maximum number of common shares which may be issued to any one individual pursuant to the Plan and any other share compensation arrangement (expressed as a percentage or otherwise).

Where applicable, options are subject to the vesting schedule determined by our board of directors. However, in the event of a change of control of the Company, our board of directors may, in a manner it deems fair and reasonable, determine the manner in which all unvested and unexercised options granted under the Plan will be treated, including requiring the acceleration of the time for the exercise of the options by the participants, the time for the fulfillment of any conditions or restrictions on exercise, and the time for the expiry of the options.

Options granted under the Plan must be exercised no later than 10 years after the date of the grant or such shorter period as determined by our board of directors. All options granted under the Plan will ordinarily terminate on the earlier of the expiry of their term and the date of termination of a participant’s employment, engagement or position, if terminated for cause (or 90 days following termination, if terminated other than for cause). However, some participants were granted options under the Arrangement with Exeter who as a result of their position with Exeter did not become employed or engaged by or hold a position with Extorre. Accordingly, under the Plan certain participants who received options under the Arrangement with Exeter were deemed to be employed, engaged or to hold a position with Extorre while that participant is employed, engaged or holds a position with Exeter.

Where the expiry date for an option occurs during a blackout period, the expiry date for the option will be extended to the date that is 10 business days following the end of the blackout period. Upon the death of a participant, the legal representatives of the participant may exercise the vested options held by the participant upon the earlier of (i) the expiry date of the option; and (ii) six months following the date of death of the participant. The expiry date for any unvested portion of the option is the date of the participant’s death.

Options may not be assigned or transferred with the exception of assignments to a personal representative of a participant: (i) where they are unable to manage their own affairs; or (ii) on the death of the participant.

The Plan provides specific circumstances where our board of directors may, subject to regulatory approval, amend the Plan or any option without obtaining the approval of shareholders, subject to any limitations of the applicable stock exchanges. However, no amendment may, without the consent of the participant, materially decrease the rights or benefits accruing to the participant or materially increase the obligations of the participant. Disinterested shareholder approval will still be required for any reduction in the exercise price of any option or any extension of the term of an option if the participant is an insider at the time of the proposed amendment.  The circumstances are as follows:

(a)	amendments of a “housekeeping” nature including amendments of a clerical, grammatical or typographical nature;

(b)	amendments to correct any defect, supply any information or reconcile any inconsistency in the Plan necessary or advisable to carry out the purposes of the Plan;

(c)	a change to the vesting provisions of any option or the Plan;

(d)	amendments to reflect any changes in requirements of any regulator or stock exchange to which we are subject;

(e)	a change to the termination provisions of an option which does not result in an extension beyond the original term of the option;

(f)	the substitutions and/or adjustments contemplated under the adjustment provisions of the Plan with respect to any option;

(g)	the addition of a cashless exercise feature, payable in cash or securities of Extorre; and

(h)	a change to the class of eligible persons that may participate under the Plan.

Our board of directors may, subject to receipt of any required regulatory approval, make all other amendments to the Plan that are not of the type contemplated above.

The following table sets forth the compensation paid to our directors and officers in the year ended December 31, 2010.

Summary Compensation Table

	Annual Remuneration			Long Term Remuneration
				Awards		Payouts
				Securities	Restricted	Long
			Other	Under Options/	Shares or	Term	All Other
			Annual	SARs	Restricted	Incentive	Compen-
Name and Principal Position	Salary ($)	Bonus ($)	Compensation ($)	Granted (#)	Share units ($)	Plan Payouts ($)	sation ($)
Bryce Roxburgh, Co-Chairman and Director	$46,667	NIL	NIL	65,000 150,000 180,000 112,500	NIL	N/A	NIL

Yale Simpson, Co-Chairman and Director	$106,515	NIL	NIL	65,000 135,000 180,000 112,500	NIL	N/A	NIL

Cecil Bond, Vice President Finance	$66,667	NIL	NIL	60,000 65,000 112,500	NIL	N/A	NIL

Robert Reynolds, Director	NIL	NIL	NIL	25,000 65,000 56,250	NIL	NIL	NIL

Ignacio Celorrio, Director	NIL	NIL	NIL	50,000 56,250	NIL	N/A	NIL

Eric Roth, President, Chief Executive Officer and Director	$245,775	NIL	NIL	50,000 112,500	NIL	N/A	NIL

Louis Montpellier, Vice President Corporate Development and Legal Counsel	$125,000	NIL	NIL	65,000 112,500	NIL	N/A	NIL

Darcy Daubaras, Chief Financial Officer	$60,000	NIL	NIL	50,000 56,250	NIL	N/A	NIL

No funds were set aside or accrued by us during 2010 to provide pension, retirement or similar benefits for directors or executive officers.

C.           Board Practices

Each of our directors will hold office until the next annual meeting of our shareholders and until such director’s successor is elected and qualified, or until the director’s earlier death, resignation or removal. Each of our officers serves at the pleasure of our board of directors. Please also refer to Item 6.A – Directors and Senior Management above for further details regarding the periods of service of each of our current directors and officers.

Board Nomination and Corporate Governance

Nominees for our board of directors are selected by a majority of our independent directors. Our board of directors has a separately designated Nominating and Corporate Governance Committee comprised of three independent directors, Robert Reynolds, Ignacio Celorrio and James Strauss. The purpose of the Nominating and Governance Committee is to (i) identify and recommend to our board of directors individuals qualified to be nominated for election to the Board, (ii) recommend to our board the members and Chairperson for each board committee, and (iii) periodically review and assess our corporate governance principles contained in the charter of the Nominating and Governance Committee and make recommendations for changes thereto to the Board.

Our board of directors is responsible for our corporate governance policies. Our board of directors has determined that a majority of our board of directors is independent, including Robert Reynolds, Ignacio Celorrio, James Strauss and George Lawton, based on the applicable criteria for independence prescribed by the NYSE Amex Company Guide. Our board of directors has affirmatively determined that none of these directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Meetings of our board of directors shall be held on at least a quarterly basis. Our independent directors shall meet on a regular basis as often as necessary to fulfil their responsibilities, including at least annually in executive session without the presence of our non-independent directors and management. Our board of directors has determined that all the members of the Compensation Committee and all members of the Audit Committee are independent, based on the applicable criteria for independence prescribed by the NYSE Amex Company Guide.

Audit Committee

Our board of directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. Our Audit Committee is comprised of George Lawton, Robert Reynolds and Ignacio Celorrio, all of whom, in the opinion of our board of directors, are (i) independent and are financially literate, as such terms are defined under applicable Canadian securities laws, and (ii) independent (as determined under Rule 10A-3 of the Exchange Act and Section 803 of the NYSE Amex Company Guide). George Lawton qualifies as a financial expert (as defined in Item 407 of Regulation S-K under the Exchange Act).

The Audit Committee meets regularly on at least a quarterly basis. The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the board of directors.

The Audit Committee is appointed by our board of directors to oversee our accounting and financial reporting process and audits of our financial statements. The Audit Committee’s primary responsibilities are to:

•	recommend to our board the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company;

•	recommend to our board the compensation of the external auditor;

•
oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

•	pre-approve all non-audit services to be provided to the Company or its subsidiaries by our external auditor;

•	review our financial statements, MD&A and annual and interim earnings press releases before we publicly discloses this information;

•
be satisfied that adequate procedures are in place for the review of all other public disclosure of financial information extracted or derived from our financial statements, and to periodically assess the adequacy of those procedures;

•
establish guidelines for: (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	review and approve our hiring policies regarding partners, employees and former partners and employees of our present and former external auditor.

Our board and management must ensure that the Audit Committee has adequate funding to fulfill its duties and responsibilities.

The full text of our Audit Committee Charter is available on request from the Company.

Compensation Committee

We have a Compensation Committee comprised of James Strauss, Robert Reynolds and Ignacio Celorrio, all of whom are independent under applicable Canadian securities laws. We are in the process of evaluating the qualifications of our Compensation Committee members against the requirements of the NYSE Amex LLC. Any changes that are necessary to comply with the requirements of the NYSE Amex LLC will be made prior to any listing on the NYSE Amex LLC.

The Compensation Committee’s primary responsibilities are to:

•	Review and approve our compensation guidelines and structure.

•
Review and approve on an annual basis the corporate goals and objectives with respect to compensation for the chief executive officer. The Compensation Committee will evaluate at least once a year the individual’s performance in light of these established goals and objectives and, based upon these evaluations, will set the annual compensation, including salary, bonus, incentive and equity compensation. The officer may not be present when his or her compensation is considered or determined by the Compensation Committee.

•
Review and approve on an annual basis the evaluation process and compensation structure for our other officers, including salary, bonus, incentive and equity compensation. The Compensation Committee will evaluate at least once a year each officer’s performance in light of these established goals and objectives and, based upon their evaluations, will set their annual compensation.

•
Review our incentive compensation and other equity-based plans and recommend changes in these plans to our board as needed. The Compensation Committee may exercise the authority of our board with respect to the administration of such plans.

•
Periodically review and make recommendations to our board regarding the compensation of non-management directors, including board and committee retainers, meeting fees, equity-based compensation, and such other forms of compensation and benefits as the Compensation Committee may consider appropriate.

•
Approve the recipients of, and the nature and size of share compensation awards and bonuses granted from time to time, in compliance with applicable securities law, stock exchange and other regulatory requirements.

•
Approve inducement grants, which include grants of options or stock to new employees in connection with a merger or acquisition, as well as any tax-qualified, non-discriminatory employee benefit plans or non-parallel non-qualified plans, to new employees.

•	Oversee the appointment and removal of executive officers. Review and approve for executive officers, including the chief executive officer, any employment, severance or change in control agreements.

•	Approve any loans to employees as allowed by law.

The Compensation Committee will review and reassess the adequacy of the  Compensation Committee Charter annually and propose to our board any changes to the Charter, prepare a report of the Compensation Committee on executive compensation in accordance with Canadian law, annually assess the Compensation Committee’s performance, and perform such other functions assigned by law, the requirements of the NYSE Amex LLC, the Company’s articles or bylaws or our board.

The full text of our Compensation Committee Charter is available on request from the Company.

NYSE Amex Corporate Governance

The Company has applied to list its common shares on the NYSE Amex LLC. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex LLC to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

•
Shareholder Meeting Quorum Requirement: The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. The Company’s quorum requirement as set forth in its bylaws is one or more voting persons present and authorized to cast in the aggregate not less than one-twentieth of the total votes attaching to all shares carrying the right to vote at the meeting.

•
Proxy Delivery Requirement: The NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

•
Shareholder Approval for Issuance of Shares: The NYSE Amex Company Guide requires shareholder approval as a prerequisite to approval of applications to list additional shares in certain circumstances. These circumstances are described in detail under Item 10.A “Share Capital – Shareholder Approval for Equity Issuances” below. In future transactions, the Company may seek exemptions from the shareholder approval requirements of the NYSE Amex Company Guide.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.extorre.com.

D.           Employees

The following table sets forth the number of the employees of the Argentinean business of Exeter at December 31 for each of the indicated periods.

Year	Canada	Argentina	Total
2010	6	75	81
2009	5	55	60
2008	5	34	39
2007	5	72	77

Extorre and our subsidiaries currently have approximately 6 employees in Canada (all employed on a part-time basis) and 75 employees in Argentina (69 employed on a full-time basis, and 6 employed on a part-time basis). Employees in Canada are principally the executive officers and those involved in administration. Employees in Argentina are employed as the exploration manager, property title manager, accountant, geologists, exploration assistants and administrative assistants.

None of the employees of Extorre or our subsidiaries is a member of a labor union.

E.           Share Ownership

The table below sets forth the number and percentage of our common shares beneficially owned by our directors and executive officers as at February 28, 2011.

Shareholdings of Directors and Executive Officers

Name of Beneficial Owner	Number of Common Shares Beneficial Ownership	Percent of Class(1)	Diluted Percentage(2)

Bryce Roxburgh	4,494,750	5.13%	6.82%
Yale Simpson	1,363,250	1.56%	3.01%
Eric Roth	100,000	0.11%	1.31%
Darcy Daubaras	1,500	0.00%	0.24%
Louis Montpellier	50,000	0.06%	1.16%
Cecil Bond	179,000	0.20%	1.26%
Robert Reynolds	125,000	0.14%	0.59%
Ignacio Celorrio	Nil	Nil	0.38%
George Lawton	Nil	Nil	0.41%
James Strauss	Nil	Nil	0.41%

Total Directors and Officers	6,313,500	7.21%	14.55%

(1)	Based on 87,537,377 common shares issued and outstanding as at February 28, 2011.
(2)	Takes into account the percentage ownership if the beneficial owner exercised all the options held by them.

The table below sets forth the details of the options held by our directors and executive officers as at February 28, 2011, and includes those options issued in connection with the Arrangement with Exeter, its shareholders and Extorre effective on March 12, 2010, as well as options granted subsequent to that date.

Option holdings of Directors and Executive Officers

Name	Number of Options	Exercise Price		Expiry Date

Eric Roth	100,000		$1.06	Sept. 28, 2014
	800,000		$1.45	Feb. 1, 2015
	50,000		$4.60	Sept. 3, 2015
	112,500		$6.80	Dec. 16, 2015

Darcy Daubaras	132,900		$0.38	Nov. 7, 2013
	20,000		$2.04	March 26, 2015
	56,250		$6.80	Dec. 16, 2015

Yale Simpson	72,500		$0.53	May 3, 2011
	100,000		$0.63	Nov. 30, 2011
	100,000		$0.60	June 27, 2012
	150,000		$0.60	Nov. 13, 2012
	400,000		$0.60	Feb. 27, 2014
	65,000		$2.04	March 26, 2015
	135,000		$2.98	June 24, 2015
	180,000		$4.60	Sept. 3, 2015
	112,500		$6.80	Dec. 16, 2015

Bryce Roxburgh	72,500		$0.53	May 3, 2011
	100,000		$0.63	Nov. 30,2011
	100,000		$0.60	June 27, 2012
	150,000		$0.60	Nov. 13, 2012
	400,000		$0.60	Feb. 27, 2014
	250,000	$	U.S.0.62	July 17, 2014
	65,000		$2.04	March 26, 2015
	150,000		$2.98	June 24, 2015
	180,000		$4.60	Sept. 3, 2015
	112,500		$6.80	Dec. 16, 2015

Louis Montpellier	200,000	$0.60	Jan 23, 2013
	100,000	$0.69	July 17, 2014
	500,000	$1.45	Feb. 1, 2015
	65,000	$4.60	Sept. 3, 2015
	112,500	$6.80	Dec. 16, 2015

Cecil Bond	50,000	$0.60	June 27, 2012
	100,000	$0.60	Nov. 13, 2012
	400,000	$0.60	Feb. 27, 2014
	150,000	$1.45	Feb. 1, 2015
	60,000	$2.04	March 26, 2015
	65,000	$4.60	Sept. 3, 2015
	112,500	$6.80	Dec. 16, 2015

	200,000	$0.60	June 27, 2012
Robert Reynolds	50,000	$0.60	Nov. 13, 2012
	25,000	$2.04	March 26, 2015
	65,000	$4.60	Sept. 3, 2015
	56,250	$6.80	Dec. 16, 2015

Ignacio Celorrio	25,000	$1.06	Sept. 28, 2014
	200,000	$1.45	Feb. 1, 2015
	50,000	$4.60	Sept. 3, 2015
	56,250	$6.80	Dec. 16, 2015

George Lawton	300,000	$5.06	Sept. 9, 2015
	56,250	$6.80	Dec. 16, 2015

James Strauss	300,000	$5.06	Sept. 9, 2015
	56,250	$6.80	Dec. 16, 2015

There are no other arrangements for involving employees in the capital of the Company, except for the grant of stock options which are granted pursuant to the Company’s stock option plan at the discretion of the Board. Stock options are granted to employees at the discretion of our board. All options that are granted are subject to the terms and conditions of our stock option plan.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

To the best of the knowledge of the directors and officers of the Company, the following are the only shareholders of the Company that beneficially own, directly or indirectly, or exercise control over, shares carrying more than 5% of the outstanding voting rights attached to our common shares as at January 26, 2011:

Name of Shareholder	No. of Shares	% of Issued Shares
BRYCE ROXBURGH	4,494,750	5.13%

The Company’s major shareholders do not have different voting rights from other shareholders.

At February 8, 2011, there were a total of 8,364 record holders of our common shares, of which 6,098 record holders were resident in the United States, holding 26,410,837 common shares. This number represents approximately 30.2% of our total issued and outstanding common shares at that date.

The Company is a publicly owned company, and our common shares are owned by Canadian residents, United States residents, and residents of other countries. The Company is not aware that it is directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s) severally or jointly. The Company is not aware of any arrangement, the operation of which may result in a change of control of the Company.

B.           Related Party Transactions

None.

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Financial Statements

See “Item 17 – Financial Statements”.

Our audited consolidated financial statements as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007, as required under this Item 8, are attached hereto and found immediately following the text of this registration statement. The audit report of PricewaterhouseCoopers LLP, Chartered Accountants, is included herein immediately preceding the consolidated financial statements and schedules.

Our unaudited consolidated financial statements as at and for the three months ended September 30, 2010 and 2009 as required under this Item 8, are attached hereto and found immediately following the text of this registration statement.

Legal Proceedings

There is no pending, threatened or recently concluded legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings, or that involve any third party (including any governmental proceedings) which may have, or have had in the recent past, significant adverse effects on our financial position, as described in this document.

In Mendoza, Argentina, where the Don Sixto project is located, legislation was passed by the Mendoza government in June 2007, prohibiting the use of chemicals typically used in the extraction of gold and other metals. The legislation effectively puts the Don Sixto project on hold, unless the government amends the law. The Company’s subsidiary has filed suit in the Mendoza courts challenging the constitutionality of the new legislation which has effectively banned conventional mining in the Province.

The name of the suit is “COGNITO LIMITED Y OTRO c/ Gobierno de la Provincia de Mendoza p/Acción de Inconstitucionalidad” (“Cognito Limited and other vs. Government of Mendoza Province by Action of Unconstitutionality”) Dossier  Nº 90.603. The suit was applied at the Supreme Court of Mendoza Province – Chamber 2. The proceedings are in the evidentiary phase. In Argentina, the duration of this phase may be months or years, depending upon the urgency of the plaintiff/claimant and the efficiency of the Supreme Court. This type of action is carried out in writing and all of the evidence offered by the parties must be done through reports or documents made by different agencies (e.g.,  a report of the Irrigation Department regarding the water in the area of Don Sixto).

Other mining companies have filed similar types of suits, which are also at a comparable evidentiary stage.

The Company will, however, continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment. These political developments could have a serious negative impact on the Company and the value of our securities.

Dividend Policy

We have not declared any dividend to date and have no present intention to declare any such dividend in the foreseeable future.  Our present policy is to retain future earnings for use in our operations and the expansion of our business.

B.           Significant Changes

There have been no significant changes in our financial condition since the most recent consolidated financial statements for the nine months ended September 30, 2010.

ITEM 9.          THE OFFER AND LISTING

A.           Offer and Listing Details

As of February 28, 2011, our authorized capital consisted of an unlimited number of common shares and an unlimited number of preferred shares and consisted of 87,537,377 common shares outstanding, and no preferred shares outstanding.  Our common shares are issued in registered form.

Our common shares began trading on the Toronto Stock Exchange under the symbol “XG” on March 18, 2010 following the effective date of the Arrangement with Exeter in which the Argentinean assets of Exeter were transferred to the Company. The table below lists the volume of trading and high, low and closing sales prices on the Toronto Stock Exchange for our common shares for the months indicated.

Toronto Stock Exchange
 Common Shares Trading Activity

	Volume	Sales Price (CDN$)
Period	(000’s)	High	Low	Close
March 2010	4,046	2.93	1.30	2.07
April 2010	9,332	3.25	2.05	3.04
May 2010	4,204	3.10	2.20	2.76
June 2010	3,493	3.00	2.67	2.68
July 2010	1,932	2.82	2.41	2.78
August 2010	4,115	3.95	2.81	3.87
September 2010	8,784	5.50	3.67	4.50
October 2010	6,105	5.78	4.33	5.78
November 2010	4,457	6.79	5.40	6.79
December 2010	4,557	7.34	5.97	6.73
January 2011	6,758	6.65	4.23	5.05
February 2011	5,000	5.70	4.88	5.09

Our common shares began trading on the OTCQX under the symbol “EXGMF” on May 19, 2010. The table below lists the volume of trading and high, low and closing sales prices on the OTCQX International for our common shares for the months indicated.

OTCQX
 Common Shares Trading Activity

	Volume	Sales Price (CDN$)
Period	(000’s)	High	Low	Close
May 2010	334	2.72	2.32	2.61
June 2010	867	2.95	2.50	2.50
July 2010	518	2.75	2.34	2.70
August 2010	1,187	3.72	2.69	3.60
September 2010	1,008	5.15	3.53	4.39
October 2010	834	5.61	4.15	5.59
November 2010	1,102	6.55	5.38	6.54
December 2010	1,052	7.26	5.85	6.76
January 2011	1,374	6.86	4.23	5.10
February 2011	776	5.78	4.95	5.22

B.           Plan of Distribution

Not applicable.

C.           Markets

Our common shares are listed for trading on the Toronto Stock Exchange under the stock symbol “XG”. The  CUSIP number for our common shares is 30227B109.

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10.          ADDITIONAL INFORMATION

A.           Share Capital

Authorized Capital

We are authorized to issue an unlimited number of common shares, without par value, and an unlimited number of preferred shares, without par value. As of September 30, 2010, there were no preferred shares and 86,752,740 common shares outstanding. As of February 28, 2011, there were no preferred shares and 87,537,377 common shares outstanding. On March 12, 2010, 74,755,898 common shares were issued to shareholders of Exeter in connection with the Arrangement in which all of the shares of two wholly-owned subsidiaries of Exeter holding the Argentinean mineral properties of Exeter were transferred to the Company, together with certain working capital. The rights, preferences and restrictions attaching to our common shares and preferred shares are described under Item 10.b – Memorandum and Articles of Association.

Stock Options

As of February 28, 2011, there were options outstanding to purchase a total of 12,126,775 of our common shares, which have been issued to our directors, officers and other consultants pursuant to the terms and conditions of our stock option plan, which is described in detail under Item 6.B – Compensation. The number of options, expiry date and exercise prices of options granted to our directors and officers are presented in Item 6.E – Share Ownership.

Common Share Purchase Warrants

As at February 28, 2011, there were purchase warrants outstanding to purchase a total of 455,000 of our common shares.  These purchase warrants have an exercise price of $5.00 per common share and expire on September 28, 2011.

On March 12, 2010, 294,975 common share purchase warrants were issued to warrant holders of Exeter in connection with the Arrangement.

B.           Memorandum and Articles of Association

There are no restrictions on the business the Company may carry on or the powers the Company may exercise.

Our directors may without authorization of the shareholders:

(a)	borrow money upon the credit of the Company;

(b)	issue, reissue, sell, pledge or hypothecate debt obligations of the Company;

(c)	give a guarantee or indemnity on behalf of the Company to secure performance of an obligation of any person; and

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any properly of the Company, owned or subsequently acquired, to secure any obligation of the Company.

A “debt obligation” means a bond, debenture, note or other evidence of indebtedness or guarantee of the Company, whether secured or unsecured. The directors may from time to time by resolution delegate the above powers to a director, a committee of directors, or an officer of the Company.

There are no limitations contained in the articles or bylaws of the Company, or otherwise (except as set out below), restricting non-Canadian persons from holding, or exercising voting rights of, our common shares. The Investment Canada Act (Canada) (the “Investment Act”) may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”.  The following discussion summarizes the material features of the Investment Act, in its present form, for a non-resident of Canada who proposes to acquire Common Shares.

The Investment Act regulates the acquisition of control of a Canadian business by a “non-Canadian” as defined under the Investment Act.  With respect to the Company, an acquisition of control is considered to be the acquisition of the majority of the voting shares.  However, if a non-Canadian acquires more than one-third of the voting shares of the Company, but less than a majority, there is a presumed acquisition of control unless it can be established that the Company is not controlled in fact by the acquirer.  All acquisitions of control of a Canadian business are “notifiable” (which requires that a notification form be submitted to Industry Canada before or within thirty days after the implementation of the investment) unless the investment is reviewable.  If the investment is reviewable, the investment may not be implemented until the Minister of Industry (Canada) is, or has been deemed to be, satisfied that the investment is likely to be of net benefit to Canada.

Where either the acquirer is, or the Company is presently controlled by, a “WTO investor” (as that term is defined in the Investment Act), a direct acquisition of control of the Company will only be reviewable if the value of the Company’s assets, as shown on its audited financial statements for the most recently completed fiscal year, is equal to or greater than Cdn.$312 million. This amount, effective January 1, 2011, was published in Canada Gazette Part I on February 12, 2011. The threshold amount varies each year based on the rate of growth in Canadian gross domestic product.  The new thresholds have not become effective but will be in effect January 1 once proclaimed. Direct acquisitions of control for non-WTO investors are reviewable if the value of the assets of the Company, as calculated above, is equal to or greater than Cdn.$5 million.  The Cdn.$5 million threshold for review also applies with respect to the acquisition of control of any Canadian business that is a cultural business.

Indirect acquisitions of control (acquisitions of control of an entity which in turn controls the Company) are not reviewable under the Investment Act if the acquirer is a WTO investor or if the Company is controlled by a WTO investor.  For non-WTO investors an indirect acquisition will be reviewable if the value of the Company’s assets is Cdn.$50 million or more.  However, the Cdn.$5 million threshold will apply if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction.

Certain types of transactions are exempt from application of the Investment Act including acquisitions of control of the Company:

(a)	by the acquisition of voting shares or the voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)	in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the Investment Act;

(c)
for facilitating its financing and not for any purpose related to the Investment Act on the condition that the acquirer divest control within two years after control was acquired or such longer period as approved by the Minister of Industry (Canada); or

(d)
by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate or indirect control in fact of the Company through the ownership of voting interests remains unchanged.

The board may call a meeting of shareholders by causing notice of the time, place and, when required by the Canada Business Corporations Act, purposes of the meeting to be given to each shareholder entitled to vote at the meeting, each director and the auditor. Under the Canada Business Corporations Act, notice of a meeting of shareholders at which special business is to be transacted must state the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon, and the text of any special resolution to be submitted to the meeting. Subject to any applicable securities law or policy, the notice must be given no less than 21 days and no more than 60 days before the meeting. A quorum at meetings of shareholders consists of one or more voting persons present and authorized to cast in the aggregate not less than one-twentieth of the total votes attaching to all shares carrying the right to vote at that meeting. The only persons entitled to attend a meeting of shareholders are voting persons, the directors, the auditor and the president, if any, as well as others permitted by the chair of the meeting.

Holders of our common shares are entitled to receive notice of any meetings of our shareholders, to attend and to cast one vote per common share at all such meetings and, accordingly, holders of a majority of our common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of our common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by our board of directors at its discretion from legally available funds. Upon the liquidation, dissolution or winding up of the Company, holders of our common shares are entitled to receive on a pro-rata basis our net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to the preferred shares. Our common shares do not carry pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Holders of our preferred shares are entitled to receive notice of and to attend and vote at any meeting of our holders of preferred shares (but not a meeting of the holders of our common shares). Holders of preferred shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by our board of directors at its discretion from legally available funds. Upon the liquidation, dissolution or winding up of the Company, the holders of our preferred shares are entitled to receive rateably the aggregate redemption price per share (as described below), before any of our assets are distributed to the holders of our common shares. After payment to the holders of the preferred shares of the amounts payable to them, they shall not be entitled to share in any further distribution of our property and assets. The “aggregate redemption price per share” is that amount which is determined by our directors to be equal to the aggregate fair market value of the assets paid for the issuance of the preferred shares less the value of any non-share consideration paid by the Company as consideration for the assets, divided by the total number of preferred shares issued as consideration for the assets, and is subject to adjustment by our board of directors. The preferred shares are, at any time, redeemable by us and retractable by the holder, in each case, on payment by us of the aggregate redemption price per share.

The rights, privileges, restrictions and conditions attaching to our shares are set out in our articles. Under the Canada Business Corporations Act, the articles of a corporation may be amended by special resolution to add, change or remove any rights, privileges, restrictions and conditions in respect of its shares. A special resolution means a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution. As noted above, our bylaws provide that a quorum at meetings of shareholders consists of one or more voting persons present and authorized to cast in the aggregate not less than one-twentieth of the total votes attaching to all shares carrying the right to vote at that meeting. This quorum requirement is significantly different from a Delaware corporation which would require not less than one third of the shares entitled to vote at the meeting to meet the minimum quorum requirement.

It may be difficult for securityholders in the United States to enforce actions against us on the basis of U.S. securities law liabilities. It may be difficult for U.S. securityholders to effect service of process in the U.S. upon our directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. In addition, the courts of Canada may not (i) enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States. However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example: where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law; the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state; the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure; a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court; the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy; the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or there has not been compliance with applicable Canadian law dealing with the limitation of actions.

Shareholder Approval for Equity Issuances

Shareholder approval for future equity issuances is required in accordance with the rules of the Toronto Stock Exchange. If the common shares are approved for listing on the NYSE Amex LLC, shareholder approval of future equity issuances would be required in accordance with the rules of the NYSE Amex LLC. However, in accordance with Section 110 of the NYSE Amex Company Guide which permits the NYSE Amex LLC to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations, we may seek an exemption from the shareholder approval requirements for future equity issuances under certain circumstances.

Security Holder Approval under the Rules of the Toronto Stock Exchange

The Toronto Stock Exchange will generally require security holder approval if, in the opinion of Toronto Stock Exchange, the transaction materially affects control of the listed issuer, or provides consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and has not been negotiated at arm’s length. If any insider of the listed issuer has a beneficial interest, direct or indirect, in the proposed transaction which differs from other security holders of the same class, the Toronto Stock Exchange will regard the transaction as not having been negotiated at arm’s length. For other transactions, the Toronto Stock Exchange’s decision as to whether to require security holder approval will depend on the particular fact situation.

Security holder approval will be required in those acquisitions where the number of securities issued or issuable to insiders as a group in payment of the purchase price for an acquisition exceeds 10% of the number of securities of the listed issuer which are outstanding on a non-diluted basis, prior to the date of closing of the transaction. Insiders receiving securities pursuant to the transaction are not eligible to vote their securities in respect of such approval. Security holder approval will be required in those instances where the number of securities issued or issuable in payment of the purchase price for an acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis.

When instituted, and when required for amendment, all security based compensation arrangements must be approved by the listed issuer’s security holders. Every three years after institution, all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed maximum aggregate of securities issuable, must be approved by the listed issuer’s security holders. Security holder approval is not required for security based compensation arrangements used as an inducement to a person or company not previously employed by and not previously an insider of the listed issuer, to enter into a contract of full time employment as an officer of the listed issuer, provided that the securities issuable to the person or company do not exceed 2% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the arrangement.

The price per listed security for any private placement must not be lower than the market price less the applicable discount as follows: Market Price: $0.50 or less à  Maximum Discount: 25%; Market Price: $0.51 to $2.00à  Maximum Discount:  20%; Market Price: above $2.00 à  Maximum Discount: 15%. The Toronto Stock Exchange will allow the price per listed security for a particular transaction to be less than as provided in the foregoing sentence provided that the listed issuer has received security holder approval (other than by security holders participating directly or indirectly in the transaction and such security holders’ associates and affiliates).

Security Holder Approval under the Rules of the NYSE Amex LLC

The NYSE Amex LLC will require shareholder approval as a prerequisite to approval of applications to list additional shares in the following circumstances:

(a)	when the additional shares will be issued in connection with a transaction involving:

(i)
the sale, issuance, or potential issuance by the issuer of common stock (or securities convertible into common stock) at a price less than the greater of book or market value which together with sales by officers, directors or principal  shareholders of the issuer equals 20% or more of presently outstanding common stock; or

(j)
the sale, issuance, or potential issuance by the issuer of common stock (or securities convertible into common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock; or

(b)	when the issuance or potential issuance of additional shares will result in a change of control of the issuer, including those issuances that constitute a reverse merger.

Under the rules of the NYSE Amex LLC, approval of shareholders is required as a prerequisite to approval of applications to list additional shares to be issued as sole or partial consideration for an acquisition of the stock or assets of another company in the following circumstances:

(a)
if any individual director, officer or substantial shareholder of the listed company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction and the present or potential issuance of common stock, or securities convertible into common stock, could result in an increase in outstanding common shares of 5% or more; or

(b)	where the present or potential issuance of common stock, or securities convertible into common stock, could result in an increase in outstanding common shares of 20% or more.

In addition, under the rules of the NYSE Amex LLC, approval of shareholders is required with respect to the establishment of (or material amendment to) a stock option or purchase plan or other equity compensation arrangement pursuant to which options or stock may be acquired by officers, directors, employees, or consultants, regardless of whether or not such authorization is required by law or by the company’s charter, except for:

(a)
issuances to an individual, not previously an employee or director of the company, or following a bona fide period of non-employment, as an inducement material to entering into employment with the company provided that such issuances are approved by the company’s independent compensation committee or a majority of the company’s independent directors, and, promptly following an issuance of any employment inducement grant in reliance on this exception, the company discloses in a press release the material terms of the grant, including the recipient(s) of the grant  and  the number of shares involved; or

(b)
tax-qualified, non-discriminatory employee benefit plans or parallel nonqualified plans, provided such plans are approved by the company’s independent compensation committee or a majority of the company’s independent directors; or plans that merely provide a convenient way to purchase shares in the open market or from the issuer at fair market value; or

(c)	a plan or arrangement relating to an acquisition or merger; or

(d)
warrants or rights issued generally to all security holders of the company or stock purchase plans available on equal terms to all security holders of the company (such as a typical dividend reinvestment plan).

Extorre intends to seek an exemption from these requirements pursuant to Section 110 whenever the applicable rules of the Toronto Stock Exchange would not require shareholder approval.

C.           Material Contracts

We are currently a party to ten contracts which management currently considers to be material to the Company and our assets and operations.

•	Arrangement Agreement between Exeter Resource Corporation and Extorre Gold Mines Limited dated February 5, 2010;
•	Purchase and Sale Agreement between Exeter Resource Corporation and Extorre Gold Mines Limited dated March 22, 2010;
•	Share Transfer Agreement between Exeter Resource Corporation and Extorre Gold Mines Limited dated March 22, 2010;
•	Exploration and Option Agreement among Cerro Vanguardia Sociedad Anonima, Estelar Resources and Exeter Resource Corporation dated December 30, 2003; and
•	UTE Agreement between Estelar Resources Limited and Fomento Minera de Santa Cruz Sociedad del Estado dated March 3, 2009.

The terms and conditions of these materials contracts are described below.

Arrangement Agreement between Exeter Resource Corporation and Extorre Gold Mines Limited

On February 5, 2010, we entered into an arrangement agreement with Exeter Resource Corporation which set out the terms and conditions under which the Arrangement would be implemented. Pursuant to the Arrangement, all of the shares of Estelar Resources Limited and Cognito Limited, two wholly-owned subsidiaries of Exeter Resource Corporation holding the Argentinean mineral properties of Exeter, were transferred to the Company (pursuant to the Share Transfer Agreement and the Purchase and Sale Agreement described below) together with $25 million in working capital, and all of the shareholders of Exeter received one of our common shares for each common share of Exeter that they held on March 12, 2010. The Arrangement was effective on March 12, 2010.

Purchase and Sale Agreement between Exeter Resource Corporation and Extorre Gold Mines Limited

On March 22, 2010, in connection with the Arrangement with Exeter Resource Corporation, we entered into a purchase and sale agreement with Exeter Resource Corporation pursuant to which Exeter agreed to transfer all of the issued and outstanding shares of Cognito Limited and all of the issued and outstanding shares of Estelar Resources Limited to the Company, as well as $25 million in cash for working capital.

Share Transfer Agreement between Exeter Resource Corporation and Extorre Gold Mines Limited

On March 22, 2010, in connection with the Arrangement with Exeter Resource Corporation, we entered into a share transfer agreement with Exeter Resource Corporation pursuant to which Exeter transferred all of the issued and outstanding shares of Cognito Limited and all of the issued and outstanding shares of Estelar Resources Limited to the Company.

Exploration and Option Agreement between Cerro Vanguardia Sociedad Anonima, Estelar Resources Limited and Exeter Resource Corporation

On December 30, 2003, Cerro Vanguardia Sociedad Anonima (“CVSA”), Estelar Resources Limited and Exeter Resource Corporation entered into an exploration and option agreement pursuant to which Estelar was given an option from CVSA to acquire all of CVSA’s exploration projects (the “CVSA Properties”) which are divided into four project areas (“Projects”), except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina.  The four Projects are comprised of Cerro Moro, other Santa Cruz properties, Chubut properties, and the Rio Negro properties.

Under the agreement, Estelar paid CVSA U.S.$100,000 for the right to earn a 100% interest in the CVSA Properties. In order to earn its interest in the CVSA Properties, Estelar was required to spend U.S.$3.0 million within five years, and complete 8,000 metres of drilling on the CVSA Properties. CVSA has a back in right to a 60% interest in a Project following the completion of 10,000 metres of drilling on that Project, by paying Estelar 2.5 times its expenditures on that Project and by paying for all the Project costs to the completion of a bankable feasibility study. CVSA can increase its interest in a Project to 70%, by financing Estelar’s share of mine development costs, at industry standard terms. Should CVSA elect not to back into a Project, its interest will revert to a 2% net smelter return royalty in that Project.  A number of the properties within the CVSA Properties considered to be low priority targets were returned to CVSA in 2005 and in 2006.

At the end of 2006, Estelar had met the obligation to incur total aggregate expenditures of U.S.$3.0 million and had completed 12,000 metres of drilling on the CVSA Properties, and in May 2007 notified CVSA that it was exercising the option to acquire the CVSA Properties subject to CVSA’s back-in right. On August 2, 2007, Estelar notified CVSA that it had completed 10,000 metres of drilling at the Cerro Moro Project and provided them with a report containing exploration results in early September 2007. In October 2007, CVSA advised Estelar that it had elected not to exercise its back-in right and its interest reverted to a 2% net smelter return royalty on the Cerro Moro Project.  CVSA retains its back-in right on the remaining Projects.

Cerro Moro, now 100% owned by Estelar, subject to a 2% net smelter return royalty, was the most advanced of the Projects at the time of acquisition. Prospecting and geochemical surveys have been conducted on many of the Santa Cruz and Chubut properties. Given the favourable mining regime in Santa Cruz, we are focusing our attention on the Cerro Moro Project. Future plans include conducting work on the Cerro Puntudo and Verde projects, all situated in Santa Cruz Province. Other properties in Santa Cruz Province covered by the agreement include the Calandria and Azul properties.

UTE Agreement between Estelar Resources Limited and Fomicruz

On March 3, 2009, Estelar entered into a definitive Contrato de Union Transitoria de Empresas (“UTE”) agreement with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), a company owned by the Government of Santa Cruz Province, Argentina. A UTE agreement in Argentina is the equivalent of a joint venture in the United States. The agreement sets out the key terms for the joint exploration and development by Fomicruz and Estelar of the Cerro Moro Project and Fomicruz’s significant landholding of the Bahia Laura prospect in Santa Cruz adjacent to the Cerro Moro Project.

Under the terms of the agreement, Fomicruz will acquire a 5% interest in the Cerro Moro Project on the day immediately following the date on which Estelar receives the last authorization, permit or agreement necessary to start the extraction, processing, production, recovery and commercialization of ore, concentrate or metal recovered from minerals mined from the Cerro Moro Project. Estelar will have the right to earn up to a 50% interest in Fomicruz’s exploration properties at Bahia Laura adjoining the Cerro Moro Project by incurring U.S.$5 million in exploration expenditures and an additional 30% interest in Fomicruz’s exploration properties at Bahia Laura by incurring an additional U.S.$5 million in exploration expenditures. Estelar will finance all exploration and development costs of the Cerro Moro Project, and on the Fomicruz properties, and Fomicruz will repay a proportionate share of those costs (above the U.S.$10 million initial expenditures incurred by Estelar for each area) from 50% of Fomicruz’s share of net revenue from future operations. Estelar will manage the exploration and potential future development on the Cerro Moro Project and the Bahia Laura prospect. As of December 31, 2010, neither Estelar nor Fomicruz had satisfied the requirements to earn an interest in the other’s property.

The agreement will remain in force until the expiration of the term necessary to carry out the activities that are the subject of the agreement. The agreement may be terminated upon the expiration of the term, the failure of the agreement to achieve its purpose (in accordance with the specific requirements set forth in the agreement), or the reduction of the number of parties to one without the addition of another party after the expiration of one month.

D.           Exchange Controls

There are no governmental laws, decrees or regulations in Canada intended specifically to restrict the export or import of capital, or the remittance of interest, dividends or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation beneficially owning at least 10% of the outstanding voting shares of the Company) pursuant to Article X of the Canada-U.S. Tax Convention. See “Item 10. E. – Taxation”.

Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada or in our articles or bylaws or any other constituent documents of the Company on the right of foreigners to hold or vote the common shares.

The Investment Canada Act, which became effective on June 30, 1985, requires a non-Canadian making an investment to acquire control, directly or indirectly, of a Canadian business, to file a notification or an application for review with Investment Canada. An application for review must be filed if the investor is not a citizen or resident of a World Trade Organization member country, and the direct investment is over $5,000,000 or the indirect investment is over $50,000,000, or, if the investor is a citizen or resident of a World Trade Organization member country and the investment is over $312,000,000. For all acquisitions of a Canadian business which do not meet the threshold criteria for filing an application for review, the Investment Canada Act requires the investor to file a notification.

The provisions of the Investment Canada Act are complex, and the above is a limited summary of the main provisions of the Investment Canada Act. Any non-Canadian citizen contemplating an investment to acquire control of the Company should consult professional advisors as to whether and how the Investment Canada Act might apply.

For purposes of the Investment Canada Act, direct acquisition of control means a purchase of the voting interests of a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business. An indirect acquisition of control means a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust company carrying on a Canadian business in Canada.

E.           Taxation

Material United States Federal Income Tax Considerations

The following is a general summary of material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means an owner of Common Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Common Shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (i) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are:  (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners).  Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Not Addressed

This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares.  In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidelines may require.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”).  “Gross income” generally means all sales revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (a) a distribution on the shares of a Subsidiary PFIC and (b) a disposition or deemed disposition  of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

The Company believes that it was classified as a PFIC during the tax years ended December 31, 2009 and 2010, and based on current business plans and financial expectations, the Company believes that it may be a PFIC for the 2011 tax year.  The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or that the Company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution received on the Common Shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any “excess distribution” received on Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Common Shares.  The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.  The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.  A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Common Shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election.  If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.  Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock.  The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.  If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares.  However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.  Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares.  (See “ Sale or Other Taxable Disposition of Common Shares” below).  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income.  Dividends received on Common Shares generally will not be eligible for the “dividends received deduction”.  In addition, the Company does not anticipate that its distributions will be eligible for the preferential tax rates applicable to long-term capital gains.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of.  Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as “foreign source.”

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation.  A noncorporate U.S. Holder who has losses on sale or exchange of Common Shares may deduct the losses only to the extent of gains from sale or exchange of capital assets, plus (if the losses exceed the gains) the lower of (1) $3,000 ($1,500 in the case of married individuals filing separate returns), or (2) the excess of the losses over the gains.

Recent Legislative Developments

Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for tax years beginning after December 31, 2012.  In addition, for tax years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include the Common Shares) to report information relating to such assets, subject to certain exceptions for reasonable cause.  U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of Common Shares.

Additional Considerations

Receipt of Foreign Currency

The Company is able to make distributions in foreign currency (Canadian dollars) but has no current plans to make distributions.  The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a domestic financial institution.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable, filing obligations relating to a Mark-to-Market or QEF Election.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares generally may be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S.  Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

Canadian Federal Income Tax Consequences

The Company believes the following is a brief summary of all material principal Canadian federal income tax consequences to a holder of common shares of the Company (for purposes of this summary, a “U.S. Holder”) who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Tax Act and the Canada-U.S. Tax Convention, is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada.  Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere. Special rules in the Canada-U.S. Tax Convention, which are not discussed below, may apply to a holder that is treated as fiscally transparent under the laws of the United States.  This summary does not address the Canadian federal income tax consequences to a holder who acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services.

Under the Tax Act and the Canada-U.S. Tax Convention, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Tax Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax under the Tax Act on capital gains arising on the disposition of common shares of the Company while they are listed on a “designated stock exchange” as defined in the Tax Act (which includes the Toronto Stock Exchange) unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the Company’s capital stock were owned by the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length, (ii) at any time in such five-year period more than 50% of the fair market value of such common shares was derived, directly or indirectly, from any one or combination of (A) real or immovable property situated in Canada, (B) “Canadian resource properties” (as defined in the Tax Act), (C) “timber resource properties” (as defined in the Tax Act), and (D) options or interests in respect of property described in (A), (B) or (C), and (iii) the value of the Company’s common shares at the time of the disposition derives principally from real property (as defined in the Canada-U.S. Tax Convention) situated in Canada.  For this purpose, the Canada-U.S. Tax Convention defines real property situated in Canada to include rights to explore for or exploit mineral deposits, sources and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of properties situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

This summary does not address those tax considerations that depend upon circumstances specific to each investor.  Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences to them of purchasing, owning and disposing of common shares in our Company.

F.           Dividends and Paying Agents

Not applicable

G.           Statement by Experts

The summary description of the Cerro Moro Project contained in this registration statement under Item 4.D – Property, Plants and Equipment has been derived from the “Cerro Moro Project Preliminary Economic Assessment Technical Report NI 43-101” dated December 2, 2010, which was prepared by Carlos Guzman, MAusIMM on behalf of NCL Ingenieria y Construccion Ltda., and included herein with the consent of Carlos Guzman, MAusIMM, the author of the technical report for NCL Ingenieria y Construccion Ltda., and from the “Independent Technical Report (NI 43-101) – Resource Estimation for the Cerro Moro Project, Santa Cruz Province Argentina” dated May 31, 2010, which was prepared by Ted Coupland on behalf of Cube Consulting Pty Ltd. Each of Carlos Guzman and Ted Coupland is a qualified person who is independent of the Company within the meaning of National Instrument 43-101.

H.           Documents on Display

As a “foreign private issuer” in the U.S. we are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the Securities and Exchange Commission than U.S. companies. As a “foreign private issuer,” we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

Readers may review a copy of our filings with the Securities and Exchange Commission, including exhibits and schedules filed with them, at the Securities and Exchange Commission’s public reference facilities in 100 F Street, N.E., Washington, D.C. 20549. Readers may also obtain copies of such materials from the Public Reference Section of the Securities and Exchange Commission in 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Readers may call the Securities and Exchange Commission at 1-800-SEC-0220 for further information on the public reference rooms. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the Securities and Exchange Commission.

Readers may read a copy of any reports, statements or other information that the Company files with the Securities and Exchange Commission at the address indicated above and may also access them electronically at the Web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

Any of the documents referred to above can be viewed at the offices of the Company, at Suite 1660, 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2. All of the documents referred to above are in English.

I.           Subsidiary Information

Not applicable.

ITEM 11.              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our mineral properties are all currently at the exploration stage and our operations are limited to exploring those properties. Therefore, our market risks are minimal. We do, however, have future property payments due in United States currency. As a Canadian company, our cash balances are kept primarily in Canadian funds. Therefore, we are exposed to some exchange rate risk. We consider the amount of risk to be manageable and do not currently, nor is likely in the foreseeable future, conduct hedging to reduce our exchange rate risk.

We have not entered into any activities in derivative financial instruments, other financial instruments, or derivative commodity instruments. Our financial assets in the form of cash and cash equivalents are held in short term interest-bearing deposits at institutions with high credit quality ratings. We hold some foreign currency, mainly in U.S. dollars and Argentine Pesos. As such, we are exposed to exchange rate risk.  We do not currently engage in foreign currency hedging and our operations are subject to foreign currency fluctuations, and such fluctuations may materially affect our financial position and results of operations.

There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects, and, accordingly, we may suffer losses due to adverse foreign currency fluctuations.

We have not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

As we are engaged in exploring mineral properties which, if successful, will produce commodities, we can be seen to be exposed indirectly to commodity risk.  Such exposure cannot be accurately estimated by quantitative means although the risk would increase as the possibility of project success increased.  Industry practice dictates that attempts to hedge commodity risk not begin until at least there are funding agreements in place supported by a bankable feasibility study. We have in the past, and may in the future, finance our activities by the sale of equity and/or debt securities. This is also an indirect exposure to equity and/or interest-rate risk, which cannot be accurately estimated by quantitative means.

ITEM 12.              DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.              CONTROLS AND PROCEDURES

Not applicable.

ITEM 15T.           CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.           CODE OF ETHICS

Not applicable.

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.            PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.           CHANGE IN COMPANY’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.           CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.              FINANCIAL STATEMENTS

Our consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States generally accepted accounting principles, except as disclosed in Note 15 to the December 31, 2009 audited consolidated financial statements. The following financial statements, as required under this Item 17, are attached hereto, incorporated herein and found immediately following the text of this registration statement:

•
Audited balance sheet of 7300492 Canada Inc. at December 31, 2009 and the audited statements of loss, comprehensive loss and deficit, and cash flows of 7300492 Canada Inc. for the period from incorporation on December 21, 2009 to December 31, 2009, including the Notes thereto.

•	Auditor’s Report, on the preceding financial statements, dated February 6, 2010.

•
Audited Consolidated Balance Sheets of Extorre Gold Mines Limited as at December 31, 2009 and 2008 and the audited consolidated statements of loss, comprehensive loss and deficit, and cash flows and shareholder’s equity of Extorre Gold Mines Limited for the years ended December 31, 2009, 2008 and 2007, reconciled to U.S. generally accepted accounting principles, including the Notes thereto.

•	Auditor’s Report, on the preceding financial statements, dated May 17, 2010.

•
Unaudited interim consolidated balance sheet of the Company as at September 30, 2010 and December 31, 2009 and unaudited interim statements of loss, comprehensive loss and deficit and cash flows for the nine months ended September 30, 2010 and 2009, reconciled to U.S. generally accepted accounting principles, including the Notes thereto.

ITEM 18.              FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19.    EXHIBITS

Exhibit
No. Item	Description of Exhibit
1.1*	Certificate of Incorporation
1.2*	Articles of Incorporation
1.3*	Certificate of Amendment
1.4*	Articles of Amendment
1.5*	By-law No.1
4.1*	Stock Option Plan of the Registrant
4.2*	Arrangement Agreement dated February 5, 2010 between Exeter Resource Corporation and the Registrant
4.3*	Purchase and Sale Agreement dated March 22, 2010 between the Registrant and Exeter Resource Corporation
4.4*	Share Transfer Agreement dated March 22, 2010 between the Registrant and Exeter Resource Corporation
4.5*	Exploration and Option Agreement dated December 30, 2003 among Cerro Vanguardia Sociedad Anonima, Estelar Resources and Exeter Resource Corporation
4.6	UTE Agreement dated March 3, 2009 between Estelar Resources Limited and Fomento Minera de Santa Cruz Sociedad del Estado (Filed herewith)
8.1*	List of Subsidiaries of the Corporation
23.1	Consent of PricewaterhouseCoopers LLP (Filed herewith)
23.2*	Consent of Ted Coupland, BSc DipGeoSc CFSG ASIA MAusIMM CPGeo MMICA
23.3*	Consent of Carlos Guzman, MAusIMM

* Previously filed

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

EXTORRE GOLD MINES LIMITED

Date: March 3, 2011	By:	/s/ Darcy Daubaras
Name: Darcy Daubaras
Title: Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS
Audited balance sheet of 7300492 Canada Inc. at December 31, 2009 and the audited statements of loss, comprehensive loss and deficit, and cash flows of 7300492 Canada Inc. for the period from incorporation on December 21, 2009 to December 31, 2009, including the Notes thereto and the Auditor’s Report thereon dated February 6, 2010
F-3

Audited Consolidated Balance Sheets of Extorre Gold Mines Limited as at December 31, 2009 and 2008 and the audited consolidated statements of loss, comprehensive loss and deficit, and cash flows and shareholder’s equity of Extorre Gold Mines Limited for the years ended December 31, 2009, 2008 and 2007, reconciled to U.S. generally accepted accounting principles, including the Notes thereto and the Auditor’s Report thereon dated May 17, 2010
F-10

Unaudited interim consolidated balance sheet of Extorre Gold Mines Limited as at September 30, 2010 and December 31, 2009 and unaudited interim statements of loss, comprehensive loss and deficit and cash flows for the nine months ended September 30, 2010 and 2009, reconciled to U.S. generally accepted accounting principles, including the Notes thereto
F-33

Extorre Gold Mines Limited
(formerly 7300492 Canada Inc.)

Financial Statements

Prepared in CAD

For the Period from December 21, 2009 to
December 31, 2009

PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

AUDITORS’ REPORT

To the Sole Director of Extorre Gold Mines Limited

We have audited the balance sheet of Extorre Gold Mines Limited (the “Company”) as at December 31, 2009 and the statements of loss, comprehensive loss and deficit, and cash flows, for the period from December 21, 2009 to December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and the results of its operations and its cash flows for the period from December 21, 2009 to December 31, 2009 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
February 6, 2010

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

Extorre Gold Mines Limited
(formerly 7300492 Canada Inc.)

BALANCE SHEET
AS AT DECEMBER 31
(Expressed in Canadian Dollars)

2009 $
ASSETS

CURRENT ASSETS	-

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	200

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 3)	-
DEFICIT	(200)
(200)
-

NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENT (Note 4)

APPROVED BY THE SOLE DIRECTOR

/s/ Cecil Bond	Director

The accompanying notes are an integral part of these consolidated financial statements.

Extorre Gold Mines Limited
(formerly 7300492 Canada Inc.)

STATEMENT OF LOSS, COMPREHENSIVE LOSS AND DEFICIT
FOR THE PERIOD FROM DECEMBER 21, 2009 TO DECEMBER 31, 2009
(Expressed in Canadian Dollars)

For the period from December 21, 2009 to December 31, 2009 $

EXPENSES
Incorporation fees	200

LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	200

DEFICIT - BEGINNING OF PERIOD	-
DEFICIT - END OF PERIOD	200

BASIC AND DILUTED LOSS PER COMMON SHARE	Nil

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	Nil

The accompanying notes are an integral part of these consolidated financial statements.

Extorre Gold Mines Limited
(formerly 7300492 Canada Inc.)

STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM DECEMBER21, 2009 TO DECEMBER31, 2009
(Expressed in Canadian Dollars)

2009 $

CASH PROVIDED FROM (USED FOR) OPERATING ACTIVITIES
Net loss for the period	(200)
Changes in non-cash working capital balances
Accounts payable and other accrued liabilities	200
-

INCREASE IN CASH	-
CASH - BEGINNING OF PERIOD	-
CASH - END OF PERIOD	-

The accompanying notes are an integral part of these consolidated financial statements.

Extorre Gold Mines Limited
(formerly 7300492 Canada Inc.)

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM DECEMBER 21, 2009 TO DECEMBER 31, 2009
(Expressed in Canadian Dollars)

1.	Nature of Operations

7300492 Canada Inc.(“7300492”) was incorporated on December21, 2009. These financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. These financial statements reflect the results of operations of the Company from the date of 7300492’s formation on December 21, 2009 to December 31, 2009. 7300492 was incorporated so that it could become the target company for certain assets that are spun out from Exeter Resource Corporation (“Exeter”).

Pursuant to an ordinary resolution passed by the sole director of 7300492 on February 5, 2010, 7300492 changed its name to Extorre Gold Mines Limited (the “Company” or “Extorre”).

2.	Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

Financial Instruments

The Company is required to designate its financial instruments into one of the following five categories: held for trading; available-for-sale; held to maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held for trading or available-for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

3.	Share Capital

Authorized: unlimited common shares without par value
Issued:	December31, 2009
	Shares	Amount $
Balance, beginning and end of period	-	-

Extorre Gold Mines Limited
(formerly 7300492 Canada Inc.)

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM DECEMBER 21, 2009 TO DECEMBER 31, 2009
(Expressed in Canadian Dollars)

4.	Subsequent Event

Plan of Arrangement

On January 19, 2010, Exeter announced a proposal whereby its Argentine assets would be carved out into a new public company, Extorre.

Under the Arrangement, each shareholder of Exeter will receive, an additional share of Extorre, which based upon Exeter’s current share capital, will be in excess of 73 million shares.  Exeter will transfer cash in the amount of C$25 million and Exeter's wholly owned subsidiaries, Estelar Resources Limited (“Estelar”) and Cognito Limited (“Cognito”), both companies incorporated in the British Virgin Islands, to Extorre.  Estelar and Cognito hold the Argentine assets of Exeter including cash and working capital balances and the existing interests in a number of precious and base metal projects, being the CVSA properties, the Don Sixto property, the Estelar properties and the MRP properties.

The Arrangement has been approved by the board of directors of Exeter and will be subject to, among other things, the favourable vote of 66 2/3% of the holders of Exeter's common shares at a special meeting of Exeter's security holders called to approve the transaction.

Extorre Gold Mines Limited

Consolidated Financial Statements

Prepared in CAD

December 31, 2009 and 2008

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Auditors' Report

To the Directors of Extorre Gold Mines Limited

We have audited the consolidated balance sheets of Extorre Gold Mines Limited (the “Company”) as at December 31, 2009, 2008 and 2007 and the consolidated statements of loss, comprehensive loss and deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009, 2008 and 2007 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
May 17, 2010

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

Extorre Gold Mines Limited
Consolidated Balance Sheets (Expressed in Thousands of Canadian Dollars)

		As at December 31, 2009	As at December 31, 2008
Assets

Current
Cash		$465	$414
Accounts receivable and prepaid expenses		127	55
		592	469

Property and equipment	(Note 8)	88	85
Mineral properties and deferred costs	(Note 9)	3,354	3,354
		$4,034	$3,908

Liabilities

Current
Accounts payable and accrued liabilities		$1,435	$1,532

Equity

Contributed surplus	(Note 11)	77,351	62,607
Deficit		(74,752)	(60,231)
		2,599	2,376
		$4,034	$3,908

Transfer of Assets (Note 1)

Nature of Business (Note 2)

Subsequent Events (Note 16)

See accompanying notes to the consolidated financial statements.

Extorre Gold Mines Limited
Consolidated Statements of Loss, Comprehensive Loss and Deficit (Expressed in Thousands of Canadian Dollars, Except Share Data)

		For the Year ended December 31, 2009	For the Year ended December 31, 2008	For the Year ended December 31, 2007

Expenses
Accounting and audit		$238	$176	$225
Administration salaries and consulting	(Note 10)	735	1,041	1,008
Bank charges		37	24	16
Directors’ fees	(Note 10)	789	1,140	780
Foreign exchange (gain) loss		(418)	4	(101)
Legal fees		175	67	83
Management fees	(Note 10)	1,436	1,030	746
Mineral property exploration expenditures	(Note 9 and 10)	10,532	13,687	9,597
Office and miscellaneous		89	164	93
Rent		46	60	65
Shareholder communications	(Note 10)	468	285	523
Stock exchange listing and filing fees		150	123	86
Telecommunications		21	32	25
Transfer agent		11	30	12
Travel and promotion		212	395	446
Net loss and comprehensive loss		$14,521	$18,258	$13,604

Deficit – Beginning of year		60,231	41,973	28,369
Deficit – End of year		$74,752	$60,231	$41,973
Basic and diluted loss per share		$(0.19)	$(0.24)	$(0.18)
Weighted average number of common shares outstanding (Note 4j)		74,755,898	74,755,898	74,755,898

See accompanying notes to the consolidated financial statements.

Extorre Gold Mines Limited
Consolidated Statements of Cash Flows (Expressed in Thousands of Canadian Dollars)

	For the Year ended December 31, 2009	For the Year ended December 31, 2008	For the Year ended December 31, 2007

Operating activities
Loss for the year	$(14,521)	$(18,258)	$(13,604)

Adjustments:
Amortization	106	67	32
Gain on sale of property and equipment	(11)	-	-
Stock based compensation	3,039	2,762	2,914
	(11,387)	(15,429)	(10,658)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	(72)	30	(23)
Accounts payable and accrued liabilities	(97)	173	(39)
	(11,556)	(15,226)	(10,720)

Financing activities
Funding provided by Exeter	11,705	15,175	10,409

Investing activities
Acquisition of property and equipment	(109)	(113)	(2)
Proceeds on sale of property and equipment	11	-	-
Acquisition of mineral properties	-	-	(104)
	(98)	(113)	(106)
Net increase (decrease) in cash	51	(164)	(417)
Cash, beginning of year	414	578	995
Cash, end of year	$465	$414	$578

See accompanying notes to the consolidated financial statements.

Extorre Gold Mines Limited Consolidated Statements of Shareholders’ Equity (Expressed in Thousands of Canadian Dollars, Except Share Data)
For the years ended December 31, 2009, 2008 and 2007

	Contributed Surplus	Deficit	Total Shareholders' Equity

Balance at December 31, 2006	$31,346	$(28,369)	$2,697

Additions during the year:

- Funding provided by and expenses paid by Exeter	10,410	-	10,410

- Stock based compensation allocated	2,914	-	2,914

- Net loss for the year	-	(13,604)	(13,604)

Balance at December 31, 2007	$44,670	$(41,973)	$2,697

Additions during the year:

- Funding provided by and expenses paid by Exeter	15,175	-	15,175

- Stock based compensation allocated	2,762	-	2,762

- Net loss for the year	-	(18,258)	(18,258)

Balance at December 31, 2008	$62,607	$(60,231)	$2,376

Additions during the year:

- Funding provided by and expenses paid by Exeter	11,705	-	11,705

- Stock based compensation allocated	3,039	-	3,039

- Net loss for the year	-	(14,521)	(14,521)

Balance at December 31, 2009	$77,351	$(74,752)	$2,599

See accompanying notes to the consolidated financial statements.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements December 31, 2009 (Expressed in Thousands of Canadian Dollars, Except for Share Data)

1.	Transfer of Assets

On January 19, 2010, Exeter Resource Corporation (“Exeter”) announced an agreement (the “Arrangement”) whereby its Argentine assets would be carved out into a new public company Extorre Gold Mines Limited (“Extorre” or the “Company”).

Under the Arrangement, each shareholder of Exeter will receive one share of Extorre for each share of Exeter held.  Exeter transferred itswholly owned subsidiaries, Estelar Resources Limited (“Estelar”)and Cognito Limited (“Cognito”), (together the “Argentine Business”), both companies incorporated in the British Virgin Islands, to Extorre.  Estelar and Cognito hold the Argentine assets of Exeter which consists of cash and working capital balances and the existing interests in a number of precious and base metal projects, being the CVSA properties, including Cerro Moro, the Don Sixto property, the Estelar properties and the MRP properties.

These consolidated financial statements reflect the balance sheets, statements of loss, comprehensive loss and deficit and cash flows of the Company as if had been an independent operator during the periods reported. The statements of loss, comprehensive loss and deficit for the years ended December 31, 2009, 2008 and 2007 include the direct general and administrative and exploration expenses of Estelar and Cognito and an allocation of Exeter’s general and administrative expenses and stock-based compensation incurred in each of these periods. The allocation of general and administrative expense was calculated on the basis of the ratio of costs incurred on the Argentine properties in each period presented as compared to the costs incurred on all mineral properties of Exeter in each of these periods. The allocation of stock-based compensation was calculated on a specific project basis for those employees or consultants assigned specifically to projects in Argentina and for all others based on the ratio of costs incurred on the Argentine assets in each period presented as compared to the costs incurred on all mineral properties of Exeter in each of the periods. The financial statements have been presented under the continuity of interests basis of accounting with balance sheet amounts based on the amounts recorded by Exeter. Management cautions readers of these financial statements, that the allocation of expenses does not necessarily reflect future general and administrative expenses.

The Company’s opening deficit at January 1, 2007 has been calculated by applying the same allocation principles outlined above to the cumulative transactions relating to Estelar and Cognito from the date of acquisition of those subsidiaries to December 31, 2006 and includes an allocation of Exeter’s general and administrative expenses from the date of acquisition of those subsidiaries to December 31, 2006. The allocation of general and administrative expense was calculated on the basis of the ratio of costs incurred on the Argentine properties in each prior year as compared to the costs incurred on all mineral properties of Exeter in each of those prior years.

2.	Nature of Business

The Company is an exploration stage entity engaged in the acquisition and exploration of mineral properties located in Argentina.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for property and equipment and mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

See subsequent event Note 16 for funding received on completion of the Arrangement.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements December 31, 2009 (Expressed in Thousands of Canadian Dollars, Except for Share Data)

3.	Basis of Presentation

These consolidated financial statements include the accounts of the following subsidiaries:

	Incorporation	Percentage of Ownership
Estelar	British Virgin Islands	100%
Cognito	British Virgin Islands	100%
All significant inter-company transactions are eliminated on consolidation.

4.	Significant Accounting Policies

a)	Basis of Presentation

These consolidated financial statements have been prepared on a carve-out basis from Exeter as if the Company had operated as a stand-alone entity during the reporting periods.

Assets, liabilities and equity contributions directly attributable to the Argentine assets of Exeter have been allocated to the Company. Revenues and expenses have generally been allocated based on the actual results of Estelar and Cognito and an allocation of Exeter head office general and administrative expenses based upon the ratio of costs incurred on the Argentine properties in each period presented as compared to the costs incurred on all mineral properties of Exeter in each of these periods. Amounts were allocated using management’s best estimates in order to provide the most reasonable allocation.

As a result of basis of presentation described above, these consolidated financial statements may not necessarily be indicative of the results that would have been obtained if the Company had operated as a stand-alone entity, nor are they necessarily indicative of the result for any future periods. The continuing operation of the Company is dependent on obtaining required funding from outside sources. While Exeter has been successful in raising the required funding from outside sources in the past, it cannot be certain that any such funding would be available in the future to the Company, or that funds would be available on terms acceptable to the management of the Company.

b)	Mineral property exploration expenditures

Mineral properties consist of exploration and mining concessions, options and contracts.  Acquisition costs are capitalized and deferred until such time as the property is put into production or the property is disposed of, either through sale or abandonment or becomes impaired. If a property is put into production the cost of acquisition will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess or loss included in operations for the period. If a property is abandoned, the acquisition costs will be written off to operations.

Recorded costs of mineral properties are not intended to reflect present or future values of the properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that changes in future conditions could require a material change in the recognized amounts.

The Company has relied upon the management of Exeter for the steps taken to verify title to mineral properties in which it has an interest these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements December 31, 2009 (Expressed in Thousands of Canadian Dollars, Except for Share Data)

4.	Significant Accounting Policies (Continued)

c)	Mineral property exploration expenditures

Exploration expenditures are expensed when incurred. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized and amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property are credited against the carrying value of the property, with any excess or loss included in operations for the period. If a property is abandoned, the capitalized costs will be written off to operations.

d)	Impairment of mineral property acquisition costs and deferred exploration and development expenditures

The Companyhas relied upon the management of Exeter who regularly review the recoverability of the carrying value of each mineral property. Where information and conditions suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, weighted probable outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the costs are written-down to fair values with the write-down expensed in the year.

e)	Asset retirement obligations

Asset retirement obligations are recognized for estimated obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. A liability for an asset retirement obligation is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with the corresponding asset retirement cost recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.

f)	Cash

Cash includes amounts held in banks.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements December 31, 2009 (Expressed in Thousands of Canadian Dollars, Except for Share Data)

4.	Significant Accounting Policies (Continued)

g)	Translation of foreign currencies

The financial position and results of the Company‘s integrated foreign operations have been translated into Canadian funds using the temporal method as follows:

i)	Monetary items, at the rate of exchange prevailing at the consolidated balance sheet date;
ii)	Non-monetary items, at the historical rate of exchange; and
iii)	Exploration and administration costs, at the average rate during the period in which the transaction occurred.

Gains and losses arising on currency translation are included in operations for the period.

h)	Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is calculated at the following annual rates:

Computer equipment	Straight-line – 3-6 years
Computer software	Straight-line – 2 years
Equipment including vehicles	Straight-line – 3-7 years
Office equipment	Straight-line – 5-7 years

i)	Income taxes

Income taxes are accounted for using the asset and liability method. Under this method, income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are more likely than not to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

j)	Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period.  Diluted loss per share has not been presented separately as the effect of common shares issuable on the exercise of stock options and share purchase warrants would be anti-dilutive.

The weighted average number of shares outstanding is the number of shares issued to complete the Arrangement (Notes 1 and 16) for all periods prior to the effective date of the Arrangement.

k)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Significant areas where management’s judgment is applied are mineral property impairment assessment, assumptions used in the accounting for stock based compensation, valuation of future income tax benefits, and contingent liabilities. Actual results could differ from those estimates.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements December 31, 2009 (Expressed in Thousands of Canadian Dollars, Except for Share Data)

5.	Changes in Accounting Policies and New Accounting Developments

a)	Financial Instruments - Disclosure, Section 3862

In June 2009, Handbook Section 3862 was further amended to include disclosures about fair value measurements of financial instruments and to enhance disclosure. The additional fair value measurement disclosure include classification of financial instrument fair values in a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1  prices such as quoted interest or currency exchange rates; and
Level 3: Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

These amendments are required to be adopted for the fiscal years ending after September 20, 2009, but early adoption is permitted.  The Company has adopted these amendments for the fiscal year ended December 31, 2009.

At this time the Company does not have any financial instruments which require disclosure under the fair value hierarchy.

b)	Future changes in accounting policies

In January 2009, the CICA issued Handbook section 1582, Business Combinations, section 1601, Consolidated Financial Statements, and section 1602, Non-Controlling Interests. These sections replace the former section 1581, Business Combinations, and section 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

The Company has determined that there are no other recent pronouncements that impact its consolidated financial statements.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements December 31, 2009 (Expressed in Thousands of Canadian Dollars, Except for Share Data)

6.	Management of Capital

The Company has relied upon the management of Exeter in managing capital to safeguard its ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk.

In the management of capital, the Company includes contributed surplus from Exeter.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets were approved by the board of directors of Exeter.

7.	Financial Instruments

a)	Financial Risk Management

The activities of the Company potentially expose it to a variety of financial risks, including credit risk, foreign exchange risk (currency), liquidity and interest rate risk.

Credit risk
Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits its cash in banks in Argentina as required to meet current expenditures. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the entity’s maximum exposure to credit risk.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements December 31, 2009 (Expressed in Thousands of Canadian Dollars, Except for Share Data)

7.	Financial Instruments (Continued)

b)	Financial Risk Management

Currency risk
Certain cash, accounts receivable, accounts payable and accrued liabilities of the Company are held in Argentine Pesos and are therefore subject to fluctuation against the Canadian Dollar.

The Company had the following balances in Argentine Pesos as at December 31, 2009 and 2008:

	2009	2008
	(in thousands of Argentine Pesos)
Cash	1,714	1,196
Amounts receivable	468	158
Accounts payable and accrued liabilities	(5,615)	(3,844)
Net balance	(3,433)	(2,490)
Equivalent in Canadian Dollars	(931)	(863)
Rate to convert to $1.00 CDN	0.2713	0.3464

Based on the above net exposures at December 31, 2009, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Argentine peso against the Canadian dollar would result in an increase/decrease of $93 in the Company’s net loss.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The interest rate risk for the Company mainly arises from the interest rate impact on the cash. Cash earns interest based on current market interest rates, which at year end was 0%.

Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances.  Due to the fact that the Company has no operations that generate cash flow to meet such commitments, and it is an exploration company, the Company requires external financing to ensure all of its commitments are met on a timely basis.  To date the Company, by way of financings done by Exeter, has been successful in obtaining the funds necessary to meet its commitments and fund its capital program.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements December 31, 2009 (Expressed in Thousands of Canadian Dollars, Except for Share Data)

8.	Property and Equipment

	December 31, 2009
	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$30	$28	$2
Computer software	43	40	3
Equipment including vehicles	335	252	83
	$408	$320	$88

	December 31, 2008
	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$30	$25	$5
Computer software	43	24	19
Equipment including vehicles	266	205	61
	$339	$254	$85

9.	Mineral Properties - Deferred Acquisition and Exploration Costs

a)	Acquisition Cost

	December 31, 2009 and 2008
	Balance beginning of the year	Additions	Balance end of the year
Don Sixto and Other	$3,226	$-	$3,226
CVSA Properties	128	-	128
	$3,354	$-	$3,354

Cognito Limited

By a Principles of Agreement dated October 27, 2002, an Option to Purchase, Acquisition and Joint Venture Agreement, dated January 18, 2003, and an agreement dated April 30, 2003;Exeter acquired the right, subject to the payment noted below, to earn a 100% interest in Cognito. Cognito holds an option to acquire a 100% interest, subject to a 3.5% net smelter royalty, in the Don Sixto Project. (See note 9(c) (ii))

Effective July 22, 2003, Exeter, issued 1,600,000 shares and paid $25 for the right to earn a 100% interest in Cognito. Direct costs of the acquisition totaled $3. At that date, the fair value of the consideration paid for that right was $348, which has been recorded as mineral property acquisition cost.

Effective July, 2005,Exeter exercised its option to acquire a 100% interest in Cognito and Exeter, on behalf of the Company, issued 2,500,000 shares, at a price of $1.00 per share, for a total consideration of $2.5 million which has been recorded as a mineral property acquisition cost, to hold a 100% interest in Cognito.

Estelar Resources Limited

Effective July 22, 2003, Exeter acquired a 100% interest in Estelar for consideration of 1,000,000 shares with a total fair value of $238, which was recorded as a mineral property acquisition cost.   The shares were issued by Exeter on behalf of the Company.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements December 31, 2009 (Expressed in Thousands of Canadian Dollars, Except for Share Data)

9.	Mineral Properties - Deferred Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

The tables below shows the exploration expenditures of the Companyby project for the years ended December 31, 2009, 2008 and 2007.

Period Ended December 31, 2009

	CVSA Properties	Don Sixto Project and Other		Total
Assays	$444	$46		$490
Consultants and contractors	81	1		82
Drilling	3,571	-		3,571
Engineering	173	-		173
Environmental	192	16		208
Field camp	711	24		735
Geological **	902	14		916
IVA tax	1,248	(481	)*	767
Legal and title	118	52		170
Metallurgical**	72	-		72
Office operations	494	57		551
Resource development	459	1		460
Travel	766	55		821
Wages and benefits**	1,292	224		1,516
Exploration costs	$10,523	$9		$10,532

*	During the year ended December 31, 2009 the Company recovered IVA in the amount of approximately $542.

**	Includes stock based compensation as reflected below:

Year ended December 31, 2009
Geological	$196
Wages and benefits	338
Total	$534

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements December 31, 2009 (Expressed in Thousands of Canadian Dollars, Except for Share Data)

9.           Mineral Properties - Deferred Acquisition and Exploration Costs (Continued)

b)	Exploration Costs (Continued)

Year Ended December 31, 2008

	CVSA Properties	Don Sixto Project and Other	Total
Assays	$1,095	$32	$1,127
Consultants and contractors	106	3	109
Drilling	4,553	-	4,553
Engineering	38	-	38
Environmental	249	6	255
Field camp	769	73	842
Geological *	840	178	1,018
IVA tax	1,592	40	1,632
Legal and title	164	58	222
Metallurgical *	67	-	67
Office operations	825	18	843
Travel	735	57	792
Wages and benefits *	2,128	61	2,189
Exploration costs	$13,161	$526	$13,687

*	Includes stock based compensation as reflected below:

Year ended December 31, 2008
Geological	$240
Wages and benefits	126
Total	$366

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements December 31, 2009 (Expressed in Thousands of Canadian Dollars, Except for Share Data)

9.	Mineral Properties - Deferred Acquisition and Exploration Costs (Continued)

b)	Exploration Costs (Continued)

Year Ended December 31, 2007

	CVSA Properties	Don Sixto Project and Other	Total
Assays	$256	$646	$902
Consultants and contractors	68	121	189
Drilling	1,827	52	1,879
Engineering	-	137	137
Environmental	6	224	230
Field camp	221	311	532
Geological *	584	286	870
Geophysical	121	2	123
Hydrology	-	22	22
Infrastructure	-	31	31
IVA tax	570	131	701
Legal and title	102	256	358
Metallurgical *	-	128	128
Office operations	248	80	328
Property examination costs	-	153	153
Resource development	-	174	174
Travel	383	292	675
Wages and benefits *	1,034	1,131	2,165
Exploration costs	$5,420	$4,177	$9,597

*	Includes stock based compensation as reflected below:

Year ended December 31, 2007
Geological	$237
Metallurgical	48
Wages and benefits	647
Total	$932

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements December 31, 2009 (Expressed in Thousands of Canadian Dollars, Except for Share Data)

9.	Mineral Properties - Deferred Acquisition and Exploration Costs (Continued)

c)	Agreements

i) CVSA Properties - Argentina

By an Exploration and Option Agreement dated December 30, 2003, Estelar had the right to earn a 100% interest (subject to a 2% NSR) in the Cerro Moro, Santa Cruz, Chubut and Rio Negro Projects (comprised of thirty-nine mineral concessions (the “Properties”), located in Santa Cruz, Chubut and Rio Negro Provinces, Argentina, for consideration of cash payments of US$100 (paid) and incurring US$3.0 million (incurred) in exploration expenditures before December 30, 2009.

Under the agreement, once Estelar has incurred exploration expenditures of US$3.0 million (incurred) and completed 10,000 metres of drilling on any one of the projects, the vendor retains the right to buy back a 60% interest in that project, by paying Estelar an amount equal to 2.5 times its exploration expenditures on the project and funding a bankable feasibility study on the project. The vendor may earn an additional 10% interest in the project (for a total 70% interest) by financing Estelar’s share of mine development costs. Should the vendor elect not to exercise its back-in right, its interest will revert to a 2% NSR on that project.

By December 31, 2006, Estelar had incurred total aggregate expenditures of US$3.0 million and completed 12,000 metres of drilling on the CVSA properties, and in early 2007, notified the vendor that it was exercising the option to acquire the Properties subject to their back in right. On August 2, 2007, Estelar notified the vendor that it had completed 10,000 metres of drilling at Cerro Moro, and provided them with a report containing exploration results in early September. In October, CVSA advised the Company that it had elected not to exercise its back-in right and its interest has reverted to a 2% NSR in Cerro Moro. The vendor, however, retains its back-in right over the other projects acquired under the agreement.

ii)	Don Sixto – Argentina

By an agreement dated February 27, 2003, Cognito has the right to acquire a 100% interest (subject to a 3.5% NSR which may be purchased for US$1 million) in the Don Sixto Project (formerly the La Cabeza Project), located in Mendoza Province, Argentina, for consideration of cash payments totaling US$525 payable as follows:

-	an accumulated US$175thousand on signing and anniversary dates to December 15, 2007; (Paid) and
-	US$50 thousand* on or before December 15 of each year thereafter up to and including December 15, 2014.
*	Due to the current anti-mining legislation these payments have been suspended until the legislation is changed (see below for more details).
The Company may terminate the payments described above upon making a development decision in respect to the project; provided that production must commence within two years of that decision.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements December 31, 2009 (Expressed in Thousands of Canadian Dollars, Except for Share Data)

9.	Mineral Properties - Deferred Acquisition and Exploration Costs (Continued)

c)	Agreements

Early in 2007, Estelar expanded its holding around Don Sixto by signing an option agreement over additional exploration rights, situated to the immediate north of Don Sixto. The terms for the option agreement provide for annual payments of US$25 thousand over six years followed by a purchase price comprising three annual payments of US$200 thousand. Should Estelar exercise its option to purchase the property, the annual payments will cease. There are no expenditure requirements.

In December 2005, Cognito purchased the surface rights covering the area of the proposed mine development at Don Sixto at a cost of $78. In addition, Cognito is required to build two dwellings elsewhere on the property at an estimated cost of $75. The previous owners of the property will retain the right to re-acquire the property upon completion of mining activities.

On June 20, 2007 the Mendoza Provincial government introduced anti-mining legislation which may preclude development of mining projects in Mendoza Province. The Company has delayed all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Companynot be successful in its constitutional challenge or the anti-mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $3,156.

During the year ended December 31, 2008, Cognito entered an agreement with the property owners deferring the annual payments until such time as the legislation is amended such that mining can be conducted in Mendoza Province.

iii)	Fomicruz

On March 2, 2009 Estelar signed a definitive agreement with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), a mining company owned by the government of Santa Cruz Province, Argentina. The Agreement allows for Estelar to acquire an 80% interest in certain licenses, adjacent to the Cerro Moro project, owned by Fomicruz, by spending US$10 million over a number of years. It further allows for Fomicruz to acquire a five percent participating interest in the Cerro Moro project following the granting of mining permits. Estelar will manage the potential future development of both the Cerro Moro project and the Fomicruz licenses and will fund all exploration and development costs.

iv)	Other Properties

(a)	Estelar Properties - Argentina

Estelar has acquired a 100% interest in the Quispe, Rosarita and Uspallata Projects, located in Catamarca and San Juan Provinces, Argentina, for consideration of a 2% NSR from any future production from the properties. There are no expenditure commitments on the properties.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements December 31, 2009 (Expressed in Thousands of Canadian Dollars, Except for Share Data)

9.	Mineral Properties - Deferred Acquisition and Exploration Costs (Continued)

c)	Agreements

(b)	MRP Properties - Argentina

By an agreement dated October 1, 2003, Estelar obtained the right to acquire a 100% interest (subject to a 2% NSR which may be acquired for $750) in the Agua Nueva, La Ramada and Rosarita South Projects, located in Mendoza, San Juan and La Rioja Provinces, Argentina, for consideration of cash payments totaling $440 payable as follows:

- $5 on signing of the Agreement; (Paid)
- $7.5 on or before October 1, 2004; (Paid)
- $12.5 on or before October 1, 2005; (Paid)
- $20 on or before October 1, 2006; (Paid)
- $25 on or before October 1, 2007; (Paid)
- $30 on or before October 1, 2008; (Not Paid)*
- $40 on or before October 1, 2009; (Not Paid)* and
- $50 on or before October 1 of each year thereafter to 2015.

*Payments suspended until the current anti-mining legislation is changed to allow mining in Mendoza Province.

In the event that a decision is made to build and operate a mine on any of the projects, payment of the remaining option payments may be terminated.

10.	Stock based compensation

Stock options awarded to employees and non-employees by the Company are measured and recognized in the consolidated statement of loss, comprehensive loss and deficit or added to mineral properties at the fair value of the award.  The fair value of all forms of stock based compensation is charged to operations or capitalized to mineral properties over the vesting period of the options granted. Fair value is estimated using the Black-Scholes Option Pricing Model.

Since the Company was not incorporated prior to December 31, 2009, there have been no stock options issued directly by the Company during the periods presented. Stock-based compensation amounts included in the consolidated financial statements represent allocations of Exeter's related stock-based compensation amounts on a direct basis for employees and non-employees working directly on the Argentine projects and on a pro rata basis for head office employees and directors as outlined in Note 1.

Stock based compensation has been allocated as follows:

	For the Year ended December 31, 2009	For the Year ended December 31, 2008	For the Year ended December 31, 2007
Administration salaries and consulting	$397	$352	$517
Management fees	1,215	917	567
Director’s fees	783	1,121	756
Shareholder communications	110	6	142
Mineral property exploration expenditures	534	366	932
	$3,039	$2,762	$2,914

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements December 31, 2009 (Expressed in Thousands of Canadian Dollars, Except for Share Data)

11.	Contributed Surplus

Funding provided by Exeter related to the Company’s activities is reflected as contributed surplus:

$

Balance - December 31, 2006	31,346
Funding provided by and expenses paid by Exeter	10,410
Stock-based compensation allocated from Exeter	2,914
Balance - December 31, 2007	44,670
Funding provided by and expenses paid by Exeter	15,175
Stock-based compensation allocated from Exeter	2,762
Balance - December 31, 2008	62,607
Funding provided by and expenses paid by Exeter	11,705
Stock-based compensation allocated from Exeter	3,039
Balance - December 31, 2009	77,351

12.	Related Party Transactions

The following amounts paid by Exeter to related parties during the year ended December 31, 2009 have been allocated to the Company (see Note 3).

A total of $644 (2008: $528; 2007: $730) was paid to or accrued for related party transactions as described below:

(a)	Exploration and consulting fees totaling $217 (2008 - $128; 2007 - $272) were paid or accrued to a corporation of which the President and CEO of Exeter is a principal.

(b)	Exploration and development fees of $126 (2008 - $137; 2007 - $196) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development of Exeter.

(c)	Management fees of $146 (2008 - $103; 2007 - $130) were paid to a corporation controlled by the Chairman of Exeter.

(d)	Management fees of $155 (2008 - $160; 2007 - $132) were paid or accrued to a corporation controlled by the Chief Financial Officer of Exeter.

Related party transactions are in the normal course of business and occur on terms similar to transactions with non-related parties, and therefore are measured at the exchange amount.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements December 31, 2009 (Expressed in Thousands of Canadian Dollars, Except for Share Data)

13.	Income Taxes

The income tax expense differs from the amount that would result from applying the Argentina income tax rate to loss before income taxes.  These differences result from the following items:

	2009		2008		2007
Loss before income taxes		$14,521		$18,258		$13,604
Argentina income tax rate		35.0%		35.0%		35.0%
Income tax recovery based on the above rates		$(5,082)		$(6,390)		$(4,761)
Increase (decrease) due to:
Stock-based compensation		911		856		994
Foreign exchange rate and tax differences		577		(443)		927
Reduction in long term Canadian income tax rates		(63)		(408)		-
Expiry of losses		29		42		44
Non-deductible mineral property exploration costs		619		249		824
Losses and other deductions for which no benefit has been recognized		3,009		6,094		2,072
Other		-		-		(100)
Income tax expense	$	Nil	$	Nil	$	Nil

The significant components of the the Company’s consolidated future tax assets are as follows:

	2009		2008		2007
Non-capital loss carry forwards – Argentina		$2,127		$182		$144
Exploration and development deductions		11,212		10,160		4,872
		13,339		10,342		5,016
Valuation allowance		(13,339)		(10,342)		(5,016)
	$	Nil	$	Nil	$	Nil

At December 31, 2009, the Company also has tax loss carry forwards in Argentina totalling $5,994, that expire over the period from 2010 to 2014, available to offset future taxable income. Tax benefits have not been recorded as it is not considered more likely than not that they will be utilized.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements December 31, 2009 (Expressed in Thousands of Canadian Dollars, Except for Share Data)

14.	Contractual Obligations

The entity leases offices in Argentina and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant (see note 9(c)). The leaseand other commitments are summarized in the table below:

	Payments Due by Year
	Total	2010	2011
Office leases	$31	$27	$4
Property access agreements	138	85	53
Total	$169	$112	$57

In addition, upon the decision to commence mining at Don Sixto, the entity has agreed to build two houses for the original owners of the Don Sixto property at an estimated cost of approximately $75.

15.	Differences between Canadian and US Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. There are no material measurement differences between these Canadian GAAP consolidated financial statements and those prepared using US GAAP.

The Argentine Business has adopted the following new standards effective January 1, 2009:

i) FASB Accounting Standard Codification (“ASC”) No. 820, “Fair Value Measurements and Disclosures”

In 2008, the Company adopted ASC 820 for financial assets and liabilities that are measured at fair value on a recurring basis. ASC 820 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements. Beginning in 2009, the Company applied ASC 820 to non-financial assets and liabilities, which include: goodwill, tangible and intangible assets measured and recognized at fair value as a result of an impairment assessment; and non financial assets and non financial liabilities recognized as a result of a business combination, that are periodically measured at fair value under US GAAP. The application of ASC 820 to non-financial assets and liabilities did not have a significant impact on the methodology of the Company for measuring their fair values, but results in expanded disclosures.

ii) SFAS-168 (ASU 2009-1) “FASB Accounting Standards Codification”

In July 2009, U.S. GAAP switched to a completely new codification scheme aimed to simplify U.S. GAAP, however, it is not intended to change US GAAP. The statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009 and has been adopted by the Company in the 2009 annual consolidated financial statements.

iii) FASB Accounting Standard Codification (“ASC”) No. 805, Business Combinations (“ASC 805”)

This Statement establishes principles and requirements for how the acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any non-controlling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this Standard had no impact on the financial statements of the Company.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements December 31, 2009 (Expressed in Thousands of Canadian Dollars, Except for Share Data)

15.	Differences between Canadian and US Generally Accepted Accounting Principles (Continued)

iv) SFAS-160 (ASC Subtopic 805-20) “Non-controlling Interests in Consolidated Financial Statements”

In December 2007, the FASB issued SFAS160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS160”), which specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as capital transactions. The statement is effective for business combinations entered into on or after December 15, 2008, and is to be applied prospectively to all non-controlling interests, including any that arose before the effective date. The adoption of this Standard had no impact on the financial statements of the Company.

v) SFAS-165 (ASC Subtopic 855-10) “Subsequent Events”

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, Subsequent Events, (“SFAS 165”). The statement is effective for financial statements ending after June 15, 2009. SFAS 165 establishes general standards of accounting for and disclosure of subsequent events that occur after the balance sheet date. The Argentine Business adopted this Standard effective January 1, 2009 and determined that the adoption had no impact on the financial statements of the Company.

vi) SFAS-141R (ASC Topic 805), “Business Combinations”

In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS-141R. The statement is effective for periods beginning on or after December 15, 2008. SFAS-141R requires fair value measurement for all business acquisitions including pre-acquisition contingencies. The standard also expands the existing definition of a business and removes certain acquisition related costs from the purchase price consideration. The Argentine Business adopted this Standard effective January 1, 2009 and determined that the adoption had no impact on the financial statements of the Company.

New accounting standards not yet effective under US GAAP:

i) SFAS-167 (ASC Subtopic 855-10) “Amendments to FASB Interpretation No. 46 (R)”

In June 2009, the FASB issued amended standards for determining whether to consolidate a variable interest entity. These new standards amend the evaluation criteria to identify the primary beneficiary of a variable interest entity and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the variable interest entity. The provisions of the new standards are effective for annual reporting periods beginning after November 15, 2009 and interim periods within those fiscal years. These standards will be effective for us beginning in the first quarter of fiscal 2010. The  adoption of the new standards will not have an impact on the Company’s consolidated financial position, results of operations and cash flows.

ii) Accounting Standards Update No. 2010-06, “Fair Value Measurements Disclosures,”

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Fair Value Measurements Disclosures,” which amends Subtopic 820-10 of the FASB Accounting Standards Codification to require new disclosures for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The Company does not anticipate that the adoption of this statement will materially expand its consolidated financial statement footnote disclosures.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements December 31, 2009 (Expressed in Thousands of Canadian Dollars, Except for Share Data)

16.	Subsequent Events

The Arrangement was approved by the board of directors of Exeter and among other things, approved by the shareholders of Exeter's common shares at a special meeting held March 11, 2010.  Upon completion of the Arrangement $25 million was contributed to Extorre as working capital and Extorre issued 74,755,898 common shares to the shareholders.

7300492 Canada Inc. (“7300492”) was incorporated on December21, 2009 under the Canada Business Corporations Act. Pursuant to an ordinary resolution passed by the sole director of 7300492 on February 5, 2010, 7300492 changed its name to Extorre.

Extorre is the incorporated continuance of the Argentine operations of Exeter for accounting purposes.

Unaudited Interim Consolidated Financial Statements
For The Nine Months Ended
September 30, 2010

Extorre Gold Mines Limited
Consolidated Balance Sheets (Expressed in Thousands of Canadian Dollars)
(Unaudited)

		As at September 30, 2010	As at December 31, 2009
Assets

Current
Cash and cash equivalents		$53,574	$465
Accounts receivable and prepaid expenses		414	127
Due from related party	(Note 10)	106	249
		54,094	841

Property and equipment		167	88
Mineral properties	(Note 5)	3,354	3,354
		$57,615	$4,283

Liabilities

Current
Accounts payable and accrued liabilities		$2,279	$1,435
Due to related parties	(Note 10)	81	-
		2,360	1,435

Shareholders’ Equity

Share capital	(Note 6)	143,699	-
Contributed surplus	(Note 9)	7,198	77,599
Deficit		(95,642)	(74,751)
		55,255	2,848
		$57,615	$4,283

Transfer of Assets (Note 1)

Nature of Business (Note 2)

Approved by the Directors:

/s/ Eric Roth	Director

/s/ George Lawton	Director

See accompanying notes to the consolidated financial statements

Extorre Gold Mines Limited
Consolidated Statements of Loss, Comprehensive Loss and Deficit (Expressed in Thousands of Canadian Dollars, Except Share Data)
For the period ended September 30,2010 (Unaudited)

		Three Months ended		Nine Months ended
		September 30		September 30
		2010	2009	2010	2009
Income
Interest income		$35	$-	$72	$-

Expenses
Accounting and audit		50	68	222	113
Administration salaries and consulting	(Note 7)	259	192	719	456
Directors’ fees	(Note 7)	300	179	589	735
Foreign exchange loss/(gain)		(14)	(104)	3	(185)
General and administration		105	63	269	233
Legal fees		3	35	130	74
Management fees	(Note 7)	661	435	1,940	1,292
Mineral property exploration expenditures	(Notes 5 and 7)	6,242	2,418	16,421	6,070
Shareholder Communications	(Note 7)	80	121	395	270
Stock exchange listing and filing fees		3	6	275	39
		7,689	3,413	20,963	9,097

Net loss and comprehensive loss for the period		$7,654	$3,413	$20,891	$9,097

Deficit at beginning of period		87,988	$65,915	$74,751	$60,231

Deficit at end of period		$95,642	$69,328	$95,642	$69,328

Basic & diluted loss per common share		$(0.10)	$(0.05)	$(0.28)	$(0.12)
Weighted average number of common shares outstanding		76,489,274	74,755,898	75,441,287	74,755,898

See accompanying notes to the consolidated financial statements

Extorre Gold Mines Limited
Consolidated Statements of Cash Flow (Expressed in Thousands of Canadian Dollars)
For the period ended September 30, 2010 (Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
Operating Activities
Net loss for the period	$(7,654)	$(3,413)	$(20,891)	$(9,097)
Non cash items:
Amortization	23	2	53	24
Gain on sale of property	-	(11)	-	(11)
Stock based compensation	1,742	848	4,349	2,553
	(5,889)	(2,574)	(16,489)	(6,531)

Changes in non-cash working capital items
Accounts receivable and prepaid expenses	(52)	18	(287)	(52)
Due from related party	76	-	143	-
Due to related parties	10	-	81	-
Accounts payable and accrued liabilities	(722)	708	844	10
	(6,577)	(1,848)	(15,708)	(6,573)

Financing Activities
Issue of share capital for cash	38,804	-	39,152	-
Funding provided by Exeter	-	1,773	29,797	6,618
	38,804	1,773	68,949	6,618
Investing Activities
Acquisition of property and equipment	(26)	(29)	(132)	(29)

Net increase (decrease) in cash and cash equivalents	32,201	(104)	53,109	16
Cash and cash equivalents – beginning of period	21,373	534	465	414

Cash and cash equivalents – end of period	$53,574	$430	$53,574	$430

See accompanying notes to the consolidated financial statements

Extorre Gold Mines Limited Consolidated Statements of Shareholders’ Equity (Expressed in Thousands of Canadian Dollars, Except Share Data)
For the period ending September 30, 2010 (Unaudited)

	Issued Share Capital
	Number of Shares	Amount	Contributed Surplus	Deficit	Total Shareholders' Equity
Balance at December 31, 2008	-	$-	$62,606	$(60,230)	$2,376
Additions during the year:
- Funding provided by and expenses paid by Exeter	-	-	11,954	-	11,954
- Stock based compensation allocated from Exeter	-	-	3,039	-	3,039
- Net loss for the year	-	-	-	(14,521)	(14,521)
Balance at December 31, 2009	-	$-	$77,599	$(74,751)	$2,848
Additions during the period:
- Issued pursuant to the Arrangement	74,755,898	104,407	(104,407)	-	-
- Equity financing net of share issue costs	9,100,000	37,902	-	-	37,902
- Transfer of net assets from Exeter	-	-	27,947	-	27,947
- Funding provided by Exeter	-	-	1,850	-	1,850
- Stock based compensation on options granted during the period allocated from Exeter	-	-	826	-	826
- Exercise of warrants	76,342	96	-	-	96
- Exercise of stock options	2,820,500	1,154	-	-	1,154
- Contributed surplus allocated on exercise of warrants and options	-	663	(663)	-	-
- Agent’s warrants	-	(523)	523	-	-
- Stock based compensation recognized	-	-	3,523	-	3,523
- Net loss for the period	-	-	-	(20,891)	(20,891)
Balance at September 30, 2010	86,752,740	$143,699	$7,198	$(95,642)	$55,255

See accompanying notes to the consolidated financial statements

Extorre Gold Mines Limited
Notes to the Interim Consolidated Financial Statements Nine Months ended September 30, 2010 (Expressed in Thousands of Canadian Dollars, Except Per Share Data) (Unaudited)

1.	Transfer of Assets

On March 24, 2010 Exeter Resource Corporation (“Exeter”) completed a Plan of Arrangement (the “Arrangement”) under the British Columbia Business Corporation Act pursuant to which it transferred its Argentine assets to Extorre Gold Mines Limited (“Extorre” or the “Company”).

The Arrangement was approved by the board of directors of Exeter and by among other things, the favourable vote of Exeter's shareholders at a special meeting held on March 11, 2010 to approve the Arrangement.

Under the Arrangement, each shareholder of Exeter received one share of Extorre for each share held in Exeter and Exeter transferred its wholly owned subsidiaries, Estelar Resources Limited (“Estelar”)and Cognito Limited (“Cognito”) to Extorre. Both Estelar and Cognito are incorporated in the British Virgin Islands.  Estelar and Cognito hold the assets, consisting of cash and working capital balances and the interests in a number of precious and base metal projects, being the CVSA properties, the Don Sixto property, the Estelar properties and the MRP properties in Argentina (the “Argentine Business”).

Where applicable, Extorre’s unaudited interim consolidated financial statements reflect the statements of loss, comprehensive loss and deficit and cash flows of the Argentine Business as if Extorre existed in its present form during the periods reported. The statements of loss, comprehensive loss and deficit for the period ended September 30, 2009 and the period to March 24, 2010 which is included in the nine month period results to September 30, 2010, include the direct general and administrative and exploration expenses of Estelar and Cognito and an allocation of Exeter’s general and administrative expenses and stock-based compensation incurred in each of these periods. The allocation of general and administrative expense was calculated on the basis of the ratio of costs incurred on the Argentine assets in each period presented as compared to the costs incurred on all mineral properties of Exeter in each of the periods. The allocation of stock-based compensation was calculated on a specific project basis for those employees or consultants assigned specifically to projects in Argentina and for all others based on the ratio of costs incurred on the Argentine assets in each period presented as compared to the costs incurred on all mineral properties of Exeter in each of the periods. Where applicable, for the periods to March 24, 2010, these financial statements have been presented under the continuity of interests’ basis of accounting with balance sheet amounts based on the amounts recorded by Exeter. Management cautions readers of these financial statements, that the allocation of expenses does not necessarily reflect future general and administrative expenses.

The opening deficit of Extorre has been calculated by applying the same allocation principles outlined above to the cumulative transactions relating to Estelar and Cognito from the date of acquisition of those subsidiaries and includes an allocation of Exeter’s general and administrative expenses from the date of acquisition of those subsidiaries. The allocation of general and administrative expense was calculated on the basis of the ratio of costs incurred on the Argentine assets in each prior year as compared to the costs incurred on all mineral properties of Exeter in each of those prior years.

The transfer of the Argentine assets is summarized in the table below:

March 24, 2010

Cash and cash equivalents	$25,498
Amounts receivables and prepaid expenses	183
Due from related party	238
Long term assets related to discontinued operations:
Property and equipment	169
Mineral properties	3,354
Accounts payable and accrued liabilities	(1,495)

Net assets transferred to Extorre	$27,947

Extorre Gold Mines Limited
Notes to the Interim Consolidated Financial Statements Nine Months ended September 30, 2010 (Expressed in Thousands of Canadian Dollars, Except Per Share Data) (Unaudited)

2.           Nature of Business

7300492 Canada Inc. (“7300492”) was incorporated on December21, 2009 under the Canada Business Corporations Act. Pursuant to an ordinary resolution passed by the sole director on February 5, 2010, 7300492 changed its name to Extorre.

The Company is an exploration stage entity engaged in the acquisition and exploration of mineral properties located in Argentina.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for property and equipment and mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

3.	Significant Accounting Policies

a)	Interim financial statements

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles and, except as noted below, follow the same accounting policies and methods of their application as the Company’s audited consolidated financial statements for the year ended December 31, 2009, without all the note disclosures required for audited financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

b)	Basis of Presentation

These consolidated financial statements include the accounts of the following significant subsidiaries:

	Incorporation	Percentage of Ownership
Estelar Resources Limited (“Estelar”)	British Virgin Islands	100%
Cognito Limited (“Cognito”)	British Virgin Islands	100%

* These companies were acquired pursuant to the Arrangement effective March 24, 2010.

c)	Mineral property costs

Mineral properties consist of exploration and mining concessions, options and contracts.  Acquisition costs are capitalized and deferred until such time as the property is put into production or the property is disposed of, either through sale or abandonment or becomes impaired. If a property is put into production the cost of acquisition will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property. If a property is abandoned, the acquisition costs will be written off to operations.

Recorded costs of mineral properties are not intended to reflect present or future values of the properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that changes in future conditions could require a material change in the recognized amounts.

Extorre Gold Mines Limited
Notes to the Interim Consolidated Financial Statements Nine Months ended September 30, 2010 (Expressed in Thousands of Canadian Dollars, Except Per Share Data) (Unaudited)

3.	Significant Accounting Policies (Continued)

Although the Company has taken steps that it considers adequate to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Title to mineral properties in foreign jurisdictions is subject to uncertainty and consequently, such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

The Company expenses exploration expenditures when incurred.

d)	Impairment of mineral property acquisition costs

The Company regularly reviews the recoverability of the carrying value of each mineral property. Where information and conditions suggest that the carrying amount of the asset or the asset group may not be recoverable, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, weighted probable outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the costs are written-down to fair values with the write-down expensed in the year.

e)	Asset retirement obligations

Asset retirement obligations are recognized for estimated obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. A liability for an asset retirement obligation is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with the corresponding asset retirement cost recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.  The Company had no asset retirement obligations at September 30, 2010.

f)	Cash and cash equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with an initial term to maturity of 90 days or less.

g)	Translation of foreign currencies

The financial position and results of the Company’s integrated foreign operations have been translated into Canadian funds using the temporal method as follows:

i)	Monetary items, at the rate of exchange prevailing at the consolidated balance sheet date;
ii)	Non-monetary items, at the historical rate of exchange; and
iii)	Exploration and administration costs, at the average rate during the period in which the transaction occurred.

Gains and losses arising on currency translation are included in operations for the period.

Extorre Gold Mines Limited
Notes to the Interim Consolidated Financial Statements Nine Months ended September 30, 2010 (Expressed in Thousands of Canadian Dollars, Except Per Share Data) (Unaudited)

3.	Significant Accounting Policies (Continued)

h)	Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period.  Diluted loss per share has not been presented separately as the effect of common shares issuable on the exercise of stock options and share purchase warrants would be anti-dilutive.

The weighted average number of shares outstanding is the number of shares issued to complete the Arrangement (Notes 1 and 6) for all periods prior to the effective date of the Arrangement.  For periods after the effective date of the Arrangement, the amount would be based on the number of shares issued to complete the arrangement as if they had occurred on the first day of that fiscal year and any subsequent share issuances using the actual date issued.

i)	Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is calculated at the following annual rates:

Canada
Computer equipment	Declining balance - 30%
Computer software	Declining balance - 50%

Argentina
Computer equipment	Straight-line – 3-6 years
Computer software	Straight-line – 2 years
Equipment including vehicles	Straight-line – 3-7 years
Office equipment	Straight-line – 5-7 years

j)	Share issue costs

Share issue costs incurred on the issue of the Company’s shares are charged directly to share capital.

k)	Stock-based compensation

The Company has adopted an incentive stock option plan.All stock-based awards are measured and recognized using the fair-value method as determined by the Black-Scholes option pricing model. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to settle, or has the practice of settling, in cash are recorded as liabilities. Compensation expense is allocated to the applicable expense category and is recognized in operations over the vesting period.

l)	Income taxes

Income taxes are accounted for using the asset and liability method. Under this method, income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are more likely than not to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

Extorre Gold Mines Limited
Notes to the Interim Consolidated Financial Statements Nine Months ended September 30, 2010 (Expressed in Thousands of Canadian Dollars, Except Per Share Data) (Unaudited)

3.	Significant Accounting Policies (Continued)

m)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Significant areas where management’s judgment is applied are mineral property impairment assessment, assumptions used in the accounting for stock based compensation, valuation of future income tax benefits, and contingent liabilities. Actual results could differ from those estimates.

n)	Financial instruments

Financial instruments are classified as one of the following: loans and receivables, held-to-maturity, held -for-trading, available-for-sale and other financial liabilities. Financial instruments will be measured on the balance sheet at amortized cost or fair value depending on the classification. Loans and receivables, held-to-maturity and other financial liabilities are accounted for at amortized cost. Held-for-trading and available-for-sale financial instruments are recorded at fair value. Changes in fair value of held-for-trading financial instruments are recognized in operations while changes in fair value of available-for-sale financial instruments are initially recorded in other comprehensive income or loss.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

4.	Changes in accounting policies and new accounting developments

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests, Sections1582, 1601 and 1602

The CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non-Controlling Interests.  Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements.  Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.  These standards are effective January 1, 2011.  The Company has early adopted these policies effective January 1, 2010 and concluded that there is no material impact to the interim consolidated financial statements.

Extorre Gold Mines Limited
Notes to the Interim Consolidated Financial Statements Nine Months ended September 30, 2010 (Expressed in Thousands of Canadian Dollars, Except Per Share Data) (Unaudited)

5.	Mineral Properties - Acquisition and Exploration Costs

a)	Acquisition Costs

	September 30, 2010 and December 31, 2009
	Balance beginning of the period/year	Additions	Balance end of the period/year
Don Sixto and Other	$3,226	$-	$3,226
CVSA Properties	128	-	128
	$3,354	$-	$3,354

Cognito Limited

The right to earn a 100% interest in Cognito was acquired pursuant to a Principles of Agreement dated October 27, 2002, an Option to Purchase, Acquisition and Joint Venture Agreement dated January 18, 2003, and an agreement dated April 30, 2003, subject to the payment noted below. The Don Sixto Project is subject to a 3.5% net smelter royalty(“NSR’). (See note 5(c) (ii))

Effective July 22, 2003, 1,600,000 shares were issued and $25 paid for the right to earn a 100% interest in Cognito. Direct costs of the acquisition totalled $3. At that date, the fair value of the consideration paid for that right was $348, which has been recorded as mineral property acquisition cost. Effective July, 2005,the option to acquire a 100% interest in Cognito was exercised and a further 2,500,000 shares were issued (fair value $2.5 million), which has been recorded as a mineral property acquisition cost.

Estelar Resources Limited

Effective July 22, 2003, a 100% interest in Estelar was acquired for consideration of 1,000,000 shares (fair value of $238), which was recorded as a mineral property acquisition cost.

Extorre Gold Mines Limited
Notes to the Interim Consolidated Financial Statements Nine Months ended September 30, 2010 (Expressed in Thousands of Canadian Dollars, Except Per Share Data) (Unaudited)

5.	Mineral Properties - Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

The table below shows the exploration expenditures of the Company by project for the nine month periods ended September 30, 2010 and 2009.

		Nine Months ended September 30
	CVSA Properties	Don Sixto Project and Other	2010	2009
Assays	$715	$105	$820	$324
Consultants and contractors	174	-	174	59
Drilling	4,365	388	4,753	1,941
Engineering	548	-	548	68
Environmental	550	125	675	130
Field camp	1,141	63	1,204	463
Geological *	1,394	46	1,440	548
Geophysical	113	155	268	-
Hydrology	455	-	455	-
IVA tax	1,659	(407)	1,252	273
Legal and title	91	87	178	95
Metallurgical*	415	-	415	28
Office operations	542	153	695	395
Resource development	360	4	364	231
Travel	1,125	138	1,263	499
Wages and benefits*	1,679	238	1,917	1,016
Exploration costs for the period	$15,326	$1,095	$16,421	$6,070
Cumulative exploration costs – end of period	$48,308	$20,850	$69,158	$48,272

*	Includes stock based compensation as reflected below:

	Nine months ended September 30
	CVSA Properties	Don Sixto Project & Other	2010	2009
Geological	$855	$30	$885	$130
Metallurgical	273	-	273	-
Wages and benefits	434	-	434	226
Total	$1,562	$30	$1,592	$356

Extorre Gold Mines Limited
Notes to the Interim Consolidated Financial Statements Nine Months ended September 30, 2010 (Expressed in Thousands of Canadian Dollars, Except Per Share Data) (Unaudited)

5.	Mineral Properties - Acquisition and Exploration Costs (Continued)

c)	Agreements

i) CVSA Properties - Argentina

By an Exploration and Option Agreement dated December 30, 2003, Estelar obtained the right to acquire a 100% interest in the Cerro Moro, Santa Cruz, Chubut and Rio Negro Projects (comprised of thirty-nine mineral concessions (the “Properties”), located in Santa Cruz, Chubut and Rio Negro Provinces, Argentina, from Cerro Vanguardia (“CVSA”) by making cash payments of US$100thousand(paid) and incurring US$3.0 million (incurred) in exploration expenditures before December 30, 2009.

CVSA holds a 2% NSR in Cerro Moro and retains a back-in right over the other projects, which if not exercised converts to a 2% NSR.

ii) Don Sixto – Argentina

By an agreement dated February 27, 2003, Cognito has the right to acquire a 100% interest (subject to a 3.5% NSR which may be purchased for US$1.0 million) in the Don Sixto Project, located in Mendoza Province, Argentina, for consideration of cash payments totalling US$525 thousand paid or payable as follows:

-	US$175thousand on signing and anniversary dates to December 15, 2007; (Paid) and
-	US$50thousand* on or before December 15 of each year thereafter up to and including December 15, 2014.

*	Due to the current anti-mining legislation these payments have been suspended until the legislation is changed (see below for more details).

Cognito may terminate the payments described above upon making a development decision in respect to the project; provided that production must commence within two years of that decision.

Early in 2007, Cognito expanded its holding around Don Sixto by signing an option agreement over additional exploration rights situated to the immediate north of Don Sixto. The terms for the option agreement provide for annual payments of US$25thousandover six years followed by a purchase price comprising three annual payments of US$200thousand. Should Cognito exercise its option to purchase the property, the annual payments will cease. There are no expenditure requirements.

Extorre Gold Mines Limited
Notes to the Interim Consolidated Financial Statements Nine Months ended September 30, 2010 (Expressed in Thousands of Canadian Dollars, Except Per Share Data) (Unaudited)

5.	Mineral Properties - Acquisition and Exploration Costs (Continued)

In December 2005, Cognito purchased the surface rights covering the area of the proposed mine development at Don Sixto at a cost of $78. In addition, Cognito is required to build two dwellings elsewhere on the property at an estimated cost of $75. The previous owners of the property will retain the right to re-acquire the property upon completion of mining activities.

On June 20, 2007 the Mendoza Provincial government introduced anti-mining legislation which may preclude development of mining projects in Mendoza Province. The Companyhas delayed all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Companynot be successful in its constitutional challenge or the anti-mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment.

During the year ended December 31, 2008, the Company entered an agreement with the property owners deferring the annual payments until such time as the legislation is amended such that mining can be conducted in Mendoza Province.

iii) Fomicruz

On March 2, 2009 Estelar signed a definitive agreement with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), a mining company owned by the government of Santa Cruz Province, Argentina. The Agreement allows for Estelar to acquire an 80% interest in certain licenses, adjacent to the Cerro Moro project, owned by Fomicruz, by spending US$10 million over a number of years. It further provides for Fomicruz to acquire a five percent participating interest in the Cerro Moro project following the granting of mining permits. Estelar will manage the potential future development of both the Cerro Moro project and the areas covered by Fomicruz licenses and will fund all exploration and development costs.

iv) Other Properties

MRP Properties - Argentina

By an agreement dated October 1, 2003, Estelar obtained the right to acquire a 100% interest (subject to a 2% NSR which may be acquired for $750) in the Agua Nueva, and Rosarita South Projects, located in Mendoza, and San Juan Provinces, Argentina, for consideration of cash payments totalling $440 payable as follows:

- an accumulated $70 on signing and anniversary dates to October 1, 2007; (Paid)
- $30 on or before October 1, 2008; (not paid)*
- $40 on or before October 1, 2009; (not paid)* and
- $50 on or before October 1 of each year thereafter to 2015**.

* Payments suspended until the current anti-mining legislation is changed to allow mining in Mendoza Province.

** In the event that a decision is made to build and operate a mine on any of the projects, payment of the remaining option payments may be terminated.

Extorre Gold Mines Limited
Notes to the Interim Consolidated Financial Statements Nine Months ended September 30, 2010 (Expressed in Thousands of Canadian Dollars, Except Per Share Data) (Unaudited)

6.	Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares.

The Company has issued shares of its capital stock as follows:

	September 30, 2010
	Number of Shares	Amount
Issued pursuant to the Arrangement (Notes 1 and 9)	74,755,898	$104,407
Issued during the period for cash:
Equity financing net of share issue costs	9,100,000	37,902
Exercise of options	2,820,500	1,154
Exercise of warrants	76,342	96
Agent’s warrants	-	(523)
Contributed surplus allocated on exercise of options and warrants	-	663
Balance, end of period	86,752,740	$143,699

During the nine months ended September 30, 2010, the Company issued 2,820,500 shares pursuant to the exercise of options at an average price of $0.42 per share for a total consideration of $1,154; 76,342 shares pursuant to the exercise of warrants at a price of $1.26  per share.  Contributed surplus allocated to share capital upon the exercise of stock options and agents warrants was $634 and $29 respectively.

The Company issued 9,100,000 shares at a price of $4.45 per share pursuant to a bought deal financing and paid commission of 6% and issued 455,000 broker warrants exercisable at $5.00 per share until September 28, 2011. Share issue costs of $2,593 attributable to the financing have been charged to share capital.

Extorre Gold Mines Limited
Notes to the Interim Consolidated Financial Statements Nine Months ended September 30, 2010 (Expressed in Thousands of Canadian Dollars, Except Per Share Data) (Unaudited)

7.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, which was approved by shareholders on March 11, 2010, may not exceed 15% of the issued and outstanding shares of the Company at the time of the option grant.  The Plan provides for a limit on insider participation such that the shares reserved for issuance to insiders does not exceed 10% of the issued and outstanding shares of the Company.  Options granted under the Plan may have a maximum term of ten years. Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date. Options granted under the Plan are generally exercisable immediately following the grant, however certain options may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.

The following is a summary of the status of the Plan at September 30, 2010.

	September 30, 2010
	Shares	Weighted Average Exercise Price

Options granted per Arrangement *	10,298,400	$0.69
Exercised	(2,820,500)	0.42
Granted	2,925,500	3.50
Options outstanding, end of period	10,403,400	$1.56

* After giving effect to the price adjustment in relation to the Arrangement (Note 1).Under the Arrangement, each option holder in Exeter received one option in the Company for each option held, with the same expiry date as the original Exeter option.  The exercise price was determined on the basis of the relative volume weighted average trading price of Exeter and the Company during the first five trading days after the completion of the Arrangement applied to the original option price.  As such, these options are not a new grant or a re-pricing and therefore they do not result in the recognition of additional stock-based compensation by Extorre.  As at the effective date of the Arrangement, the Company had recorded $3,702 in contributed surplus related to the stock-based compensation recognized on a carve-out basis from Exeter to that date.

The following table summarizes information about the stock options outstanding at September 30, 2010.

Range of Prices ($)	Outstanding	Vested	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price
0.01 – 1.00 *	5,345,400	5,345,400	2.56	$0.56
1.01 – 2.00 *	2,132,500	875,000	4.28	1.38
2.01 – 3.00	1,670,500	502,252	4.61	2.51
4.01 – 5.00	655,000	-	4.94	4.60
5.01 +	600,000	-	4.94	5.06
	10,403,400	6,722,652	3.53	$1.56

* Issued pursuant to the Arrangement (Note 1).

Extorre Gold Mines Limited
Notes to the Interim Consolidated Financial Statements Nine Months ended September 30, 2010 (Expressed in Thousands of Canadian Dollars, Except Per Share Data) (Unaudited)

7.	Stock Option Plan (Continued)

Stock-based Compensation

The fair value of the 2,925,500 options granted directly by the Company during the nine months ended September 30, 2010 was estimated at the grant date, cliff vest date or measurement date (Shareholder approval date) using the Black-Scholes option pricing model with the following assumptions:

Expected annual volatility	90.00%
Risk-free interest rate	1.85% - 2.20%
Expected life	3.0 years
Expected dividend yield	0.0%

Stock-based compensation recognized in the period, on the vesting of stock options granted directly by the Company, totalling $3,523was allocated to contributed surplus.

Stock-based compensation recognized on the vesting of stock options granted in the period directly by the Company in the amount of $3,523, together with $826 of stock based compensation allocated from Exeter up to the effective date of the Arrangement (see Note 1) has been allocated as follows:

	Three Months ended September 30		Nine Months ended September 30
	2010	2009	2010	2009
Administration salaries and consulting	$177	$105	$503	$260
Management fees	514	338	1,602	1,132
Directors’ fees	300	178	589	729
Shareholder communications	10	49	63	76
Mineral property exploration expenditures	741	178	1,592	356
Total	$1,742	$848	$4,349	$2,553

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in input assumptions can materially affect the fair value estimate, and, therefore, these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Extorre Gold Mines Limited
Notes to the Interim Consolidated Financial Statements Nine Months ended September 30, 2010 (Expressed in Thousands of Canadian Dollars, Except Per Share Data) (Unaudited)

8.	Warrants

At September 30, 2010 the Company had outstanding share purchase warrants exercisable to acquire 673,633 shares as follows:

Number		Exercise Price	Expiry Date
218,633	*	$1.26	November 26, 2010
455,000		5.00	September 28, 2011
673,633

* Issued pursuant to the Arrangement (Note 1).Under the Arrangement, each share purchase warrant holder in Exeter received one new replacement share purchase warrant in Exeter and one share purchase warrant in the Company at $1.26 per share, with the same expiry date as the original Exeter share purchase warrant.  The $1.26 per share exercise price was determined on the basis of the relative volume weighted average trading price of Exeter and the Company during the first five trading days after the completion of the Arrangement applied to the original share purchase warrant price.  As such, these share purchase warrants are not a new grant or a re-pricing.

As at the effective date of the Arrangement, the Company recorded $113 in contributed surplus related to these warrants on a carve-out basis from Exeter.

9.	Contributed Surplus

All funding provided by Exeter related to Extorre’s activities, initially reflected as contributed surplus, was allocated to share capital upon the issue of Extorre shares pursuant to the Arrangement. Non-cash funding in the form of stock-based compensation related to options outstanding at the Arrangement date in the amount of $3,702 and fair value of warrants issued and outstanding at the Arrangement date in the amount of $113 will remain in contributed surplus until the related instrument is exercised.  In addition, stock based compensation in the amount of $3,654recognized on options granted by the Company during the period has been allocated to contributed surplus. Details are as follows:

Balance - December 31, 2009	$77,599
Net assets contributed by Exeter (Note 1)	27,947
Funding provided by and expenses paid by Exeter	1,850
Stock-based compensation on options granted, allocated from Exeter	826
Allocation to share capital on completion of the Arrangement (Notes 3 and 6)	(104,407)
Stock based compensation recognized	3,523
Agent’s warrants	523
Allocation on exercise of options and warrants during the period	(663)
Balance – September 30, 2010	$7,198

Extorre Gold Mines Limited
Notes to the Interim Consolidated Financial Statements Nine Months ended September 30, 2010 (Expressed in Thousands of Canadian Dollars, Except Per Share Data) (Unaudited)

10.	Related Party Transactions

Amounts due from related parties of $106 at September 30, 2010 (December 31, 2009 - $249) is for expenditures that the Company and Exeter incur for staff and exploration expenditures on behalf of each other.  The net amount provided or incurred by Exeter on behalf of the Company during the nine month period ended September 30, 2010 was $41.  As at September 30, 2010, the Company had an amount due from Exeter of $106.

Amounts due to related parties of $81 at September 30, 2010 (December 31, 2009 - $Nil) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business, and ongoing exploration expenditures payable to a related company.

During the nine months ended September 30, 2010 a total of $362 (September 30, 2009 - $Nil) was paid or  accrued for related party transactions as described below:

(a)	Exploration and consulting fees of $12 (2009 - $Nil) were paid or accrued to a corporation of which the Co-Chairman is a principal. As at September 30, the Company had amounts owing of $12.

(b)	Management fees of $72 (2009 - $Nil) were paid or accrued to a corporation of which the Co-Chairman is a principal. As at September 30, the Company had amounts owing of $12.

(c)
Management fees of $75 (2009 - $Nil) were paid or accrued to a corporation of which the Vice President Corporate Development and Legal Counsel is a principal. As at September 30, 2010, the Company had amounts owing of $5.

(d)	Management fees of $17 (2009 - $Nil) were paid or accrued to a corporation controlled by the Vice President Finance of the Company. As at September 30, the company had amounts owing of $17.

(e)
Professional fees of $37 (2009 - $Nil) were paid or accrued to a company of which one of the officers of the Company is a partner for legal services. As at September 30, the company had amounts owing of $35.

(f)	Administrative expenses of $149 (2009 - $Nil) were paid to Exeter for the provision of office facilities and staff to the Company.

Related party transactions are in the normal course of business and occur on terms similar to transactions with non-related parties, and therefore are measured at the exchange amount.

11.         Contractual Obligations

The entity leases offices in Argentina and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant (see note 5(c)). The lease commitments are summarized in the table below:
	Payments Due by Year
	Total	2010	2011	2012	2013
Office leases	$104	$27	$45	$28	$4
Total	$104	$27	$45	$28	$4

The Company has various property access agreements which are renewed periodically related to its projects at an estimated cost of approximately $329 per year.

In addition, upon the decision to commence mining at Don Sixto, the Company is required to build two houses for the original owners of the Don Sixto property at an estimated cost of approximately $75.

Extorre Gold Mines Limited
Notes to the Interim Consolidated Financial Statements Nine Months ended September 30, 2010 (Expressed in Thousands of Canadian Dollars, Except Per Share Data) (Unaudited)

12.	Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development. Following is a summary of assets and liabilities by geographical segment:

September 30, 2010	Canada	Argentina	Total
Cash and cash equivalents	$52,666	$908	$53,574
Amounts receivable and prepaid expenses	44	370	414
Due from related party	106	-	106
Property and equipment	21	146	167
Mineral properties	-	3,354	3,354
	52,837	4,778	57,615
Current Liabilities	(322)	(2,038)	(2,360)
	$52,515	$2,740	$55,255
Net loss - 9 months ended September 30, 2010	$5,444	$15,447	$20,891

December 31, 2009		Argentina	Total
Cash and cash equivalents	$-	$465	$465
Amounts receivable and prepaid expenses	-	127	127
Due from related party	-	249	249
Property and equipment	-	88	88
Mineral properties	-	3,354	3,354
	-	4,283	4,283
Current Liabilities	-	(1,435)	(1,435)
	$-	$2,848	$2,848
Net loss - 9 months ended September 30, 2009	$4,137	$4,960	$9,097

Extorre Gold Mines Limited
Notes to the Interim Consolidated Financial Statements Nine Months ended September 30, 2010 (Expressed in Thousands of Canadian Dollars, Except Per Share Data) (Unaudited)

13.	Differences between Canadian and US Generally Accepted Accounting Principles

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  There are no material measurement differences between these Canadian GAAP consolidated financial statements and those prepared using US GAAP.

The Company adopted the following new standards effective January 1, 2010:

i) SFAS-167 (ASC Subtopic 855-10) “Amendments to FASB Interpretation No. 46 (R)”

In June 2009, the FASB issued amended standards for determining whether to consolidate a variable interest entity. These new standards amend the evaluation criteria to identify the primary beneficiary of a variable interest entity and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the variable interest entity. The provisions of the new standards are effective for annual reporting periods beginning after November 15, 2009 and interim periods within those fiscal years. The adoption of the new standards on January 1, 2010 did not have an impact on the consolidated financial position, results of operations and cash flows of the Company.

ii) Accounting Standards Update No. 2010-06, “Fair Value Measurements Disclosures,”

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Fair Value Measurements Disclosures,” which amends Subtopic 820-10 of the FASB Accounting Standards Codification to require new disclosures for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The adoption of the new standards on January 1, 2010 did not have a significant impact on the consolidated financial statement footnote disclosures.